División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511
División Conversión
Sacos:
Teléfonos: (0243) 2401235
Bolsas:
Teléfonos: (0243) 2401100 -

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401[illegible] - 2401190
[illegible]ficina
2401376 -
2401380




MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas September 19th 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------------

[Letterhead of MANPA]

Caracas, July 17, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: NATIONAL SECURITIES REGISTRY

Enclose please find publication in El Universal newspaper dated July 17, 2006 about review of risk classification of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. corresponding to Issuance 2005-I by companies: “Clave Sociedad Calificadora de Riesgo, C.A.” and “S&S Clasificadores Asociados, C.A.”

Having no further matter to discuss.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 0212-9012245 Fax 0212.9012317 --

[Letterhead of “Clasificadores Asociados S&S, C.A.”]

REVIEW OF RISK CLASSIFICATION REPORT

ISSUER: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

SECURITIES PC2005 PROGRAM

DESCRIPTION: Commercial papers up to the amount of TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000), approved by General Shareholders´ Meeting on 3/17/2005

CLASSIFICATION IN EFFECT: A2

PUBLIC OFFER AUTHORIZATION: Resolution No.146-2005 CNV of 9/30/2005

(FIGURES STATED IN CONSTANT CURRENCY AT MARCH 2006)

FINANCIAL INDICATORS	Dec 04	Dec-05	March 06
Solvency	1.7	1.3	1.5
Acid test ratio	1.3	0.9	1.2
Cash (million Bs.)	22,799	16,326	26,510
Total liabilities/ Shareholders´ equity	35%	46%	40%
Net sales (millions bolivars) (1)	388,249	380,049	97,036
Total financial debt (million bolivars)	16,567	50,631	40,219
Financial expenses (millions bolivars)	3,053	4,727	2,047
EBITDA (millions bolivars) (2)	95,588	63,828	(illegible)9,184
EBITDA/ FINANCIAL EXPENSES	31.31	13.50	7.23
EBITDA/ DEBT SERVICE (1) (2)	4.87	1.15	1.22

(1) Sales at March 06 correspond to 3 months, when on a yearly basis they reach Bs.388 billion

(2) EBITDA at March 06 is updated

Manufacturas de Papel, C.A. (MANPA) is the biggest manufacturing and processing company of paper for industrial, domestic, commercial and school use in the country. The series analyzed shows a slight reduction in sales volume at closure of December 05 at Bs.380 billion (Bs.388 billion at December 04) to then go back to its former levels reached at cut-off of March 06, Bs.388 billion (on a year basis). It is important to point



out that cost levels have been increased more than proportionally to sales [the remaining text is illegible].

Eduardo Grasso V. (signed) Illegible.

Juan A. Rodríguez B. (signed) Illegible.

Beatriz Fernández (signed) Illegible.

This report neither involves a recommendation to purchase, sale or keep rated securities nor a payment guarantee for the security, but a valuation of the probability that capital and its yielding will be timely paid.

Risk Classification Report.

Caracas, June 2006.

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contact person: Otto Rivero (212)9056383

Issuer: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Title Type	Issuance NZ	Amount	Terms	Issuance 1st series	Classification
Commercial Papers	2005-I	Bs.10 billion	From 15 to 360 days	October 2005	A2
Description of Sub-category A2: "It refers to instruments with a minimum investment risk. Their payment capacity, both of capital and interests, is very good. According to the option by Qualifier, if foreseen changes occurred in the issuing entity, in the financial sector this latter belongs to or in the course of the economy in general, it risk would not increase significantly."					

The Qualifying Board of CLAVE, Sociedad Calificadora de Riesgo, C.A. in its session held on June 28, 2006 having reviewed the environment and the financial statements of Issuer, prepared by the International Financial Reporting Standards at closure of the fiscal year 2005 and of the first quarter of 2006 and taking into account that:

- In 2005, the increase of white paper imports and the new local competitor (Invepal) influenced the reduction of sales in the national market (-7.8% versus

2004). The most affected items were those of higher profitability were: Printing and writing coils; reams, four quires of letter paper and continuous forms; school products. Therefore, the operating margin of company was reduced showing a solid 10.8%. During the first quarter of 2006, national market sales have recovered 8.4% in regard to same previous school term. The operating margin is kept at 9.4%.

- The net financial debt of Issuer changed from being negative at closure 2004 to a balance of Bs.33.854 million at closure of 2005. Balance was reduced to Bs.13, 708 million at closure of the first quarter of 2006. This last balance is low when compared to the company activity level, representing 3.5% of the year sales for the period. Coverage of net interests (EBITDA/Net interests) is comfortable (7.7 times during the first quarter of 2006), and it is favored by low local interest rates.
- Manpa keeps a high proportion of the Current assets in cash and equivalent in order to face the unfavorable cycles of the industry. At 3/31/05 Cash and cash equivalent exceeds the amount of the Commercial paper program and covers two thirds of the financial debt. Liquidity was slightly increased when exceeding 1.4 times closure of the first quarter of 2005 to 1.53 times at closure of the first quarter of 2006.

The Board agreed KEEPING "A2" classification for issuance NZ2005-I of MANPA Commercial papers.

For the Qualifying Board of CLAVE, Sociedad Calificadora de Riesgo, C.A.

Otto Rivero (signed) Illegible.

Daniel Abreu (signed) Illegible.

Sarino Russo (signed) Illegible.

This report neither involves a recommendation to purchase, sale or keep rated securities nor a payment guarantee for the security, but a valuation of the probability that capital and its yielding will be timely paid.

Translator's Note:

At the upper right margin of each of the three pages originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 July 17 PM 1:48FILE RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, August 25th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072
Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas 17 de julio de 2006.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: **REGISTRO NACIONAL DE VALORES**

Anexo encontrarán la publicación en el Diario El Universal de fecha 17 de julio de 2006, de la revisión de la calificación de riesgo de Manufacturas de Papel, C.A.(MANPA) SACA correspondiente a la Emisión 2005-I por las empresas, Clave Sociedad Calificadora de Riesgo, C.A y S&S Clasificadores Asociados, C.A.

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono: 0212.901.22.45 Fax:0212.901.23.17



CLASIFICADORES ASOCIADOS S&S, C.A.
SOCIEDAD CALIFICADORA DE RIESGO

TLF. [illegible]

REVISIÓN DICTAMEN DE CALIFICACIÓN DE RIESGO

EMISOR:	MANUFACTURAS DE PAPEL, C.A. (MANPA)
DESCRIPCIÓN DE LOS TÍTULOS:	[illegible] DIEZ MIL MILLONES DE BOLÍVARES [illegible]
CALIFICACIÓN VIGENTE:	[illegible]
AUTORIZACIÓN OFERTA PÚBLICA:	[illegible]

Manufacturas de Papel, C.A. (MANPA) es la mayor empresa productora y procesadora de papel para uso industrial, doméstico, comercial y escolar del país. La serie analizada muestra que logra disminución en los volúmenes [illegible] al cierre fiscal de Dic-05, ubicándose en Bs. [illegible] milliardos (Bs. 388 milliardos a Dic-04), para luego [illegible] sus niveles anteriores alcanzados para el corte Mar-06: Bs. 388 milliardos (anualizado). Cabe señalar que los niveles de costo han [illegible] aumentado más que proporcionalmente [illegible] debido a que la empresa se ha visto sometida a un control de precio [illegible] un aumento de las importaciones de papel blanco que ha [illegible] al cierre de Dic-05 la empresa generó un EBITDA de Bs. [illegible] que a pesar de [illegible] con respecto al año anterior, [illegible] Por otro lado, [illegible] de los intereses fue de [illegible] cuando se [illegible] para Mar-06, se ubica en [illegible] una disminución de la deuda financiera de [illegible] con el mismo período [illegible] vencimiento en el corto plazo, sin embargo [illegible] por el aumento de los efectos y cuentas [illegible] al cierre de este período, de 1.5x para el corte de Mar-[illegible] para inicios del año 2006, registrando un 38% [illegible] un 54% en el segmento de Escribir e Imprimir y un [illegible]

La Junta Calificadora de S&S [illegible] nivel de cobertura que mantiene la empresa, así como a su continuidad [illegible] un mercado donde la principal amenaza (las importaciones) se ha venido [illegible] evaluado, acordó ratificar la calificación A2 otorgada para el [illegible] PC-2005 de MANPA hasta por la cantidad de Bs. 10.000 millones [illegible] Comisión Nacional de Valores en su Resolución Nº 140-2005 del 30 de Septiembre de 2005.

EDUARDO GRASSO V. | JUANA RODRÍGUEZ B. | BEATRIZ FERNÁNDEZ E.

Caracas, 12 de Junio de 2006

Esta calificación no implica recomendación para comprar, vender o mantener un título valor, ni implica una garantía de pago del título, sino una evaluación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.



Dictamen de Calificación de Riesgo
Caracas, junio de 2006.

CLAVE, Sociedad Calificadora de Riesgo, C.A.
Contacto:
Otto Rivero (212) 905.6383

Emisor: MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Tipo de título	Emisión Nº	Monto	Plazos	Emisión 1era. serie	Calificación
Papeles Comerciales	2005-I	Bs. 10 millardos	Entre 15 y 360 días	Octubre 2005	A2

Descripción de la Subcategoría A2: "Se trata de instrumentos con un mínimo riesgo de inversión. Su capacidad de pago, tanto de capital como de los intereses, es muy buena. Según la opción del Calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo".

La Junta Calificadora de CLAVE Sociedad de Riesgo, C.A. en su sesión de fecha 26 de junio de 2006, habiendo revisado el entorno y los estados financieros del Emisor elaborados según Normas Internacionales de Información Financiera, al cierre del AF2005 y del primer trimestre de 2006, y tomando en consideración que:

- En 2005, el incremento de las importaciones de papeles blancos y la aparición de un nuevo competidor local (Invepal), contribuyeron a la reducción de las ventas en el mercado nacional (-7,8% versus 2004). Los rubros más afectados fueron los de mayor rentabilidad: Bobinas de Impresión y Escrituras; Resmas, Resmillas y Formas continuas; Productos escolares. Consecuentemente, el margen operativo de la compañía se redujo mostrando aún un sólido 10,8%. En el primer trimestre de 2006, las ventas del mercado nacional se han recuperado en 8,4% respecto a igual período del año anterior. El margen operativo se mantiene en 9,4%.
- La Deuda financiera neta del Emisor pasó de ser negativa al cierre de 2004, a mostrar un saldo de Bs. 33,854 millones al cierre de 2005. El saldo se redujo a Bs. 13.708 millones al cierre del primer trimestre de 2006. Este último saldo es bajo en comparación al nivel de actividad de la compañía, representando 3,5% de las ventas anualizadas del período. La Cobertura de intereses netos (EBITDA/Intereses netos) es holgada (7,7 veces en el primer trimestre de 2006), viéndose favorecida por las bajas tasas de interés locales.
- Manpa mantiene una alta proporción del Activo corriente en Efectivo y equivalentes, a fin de enfrentar los ciclos adversos de la industria. Al 31/03/05 el Efectivo y equivalentes supera el monto del Programa de papeles comerciales y cubre dos tercios de la deuda financiera. La Liquidez se incrementó ligeramente al pasar de 1,40 veces al cierre del primer trimestre de 2005, a 1,53 veces al cierre del primer trimestre de 2006.

Acordó **MANTENER** la Calificación "A2", para la emisión Nº2005-I de Papeles Comerciales de MANPA.

Por La Junta Calificadora de CLAVE Sociedad Calificadora de Riesgo, C.A.:

Otto Rivero | Daniel Abreu | Sirino Russo

Advertencia:
El presente dictamen no implica recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título, sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, July 31, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV

Present.-

Attn. National Securities Registry

In compliance with the regulations in effect, attached hereto we are sending three (3) counterparts of the following documents of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Interim Consolidated Financial Statements at June 31, 2006 and 2005 based on the International Financial Reporting Standards (IFRS).

2. Interim Consolidated Statements of Equity Accounts Movements at June 30, 2006 based on the International Financial Reporting Standards (IFRS).

3. Interim Consolidated Statements of Equity Accounts Movements at June 30, 2006 based on the International Financial Reporting Standards (IFRS).

4. Interim Consolidated Statements of Cash Flows for the term comprised from January the 1st to June the 30th for the years 2006 and 2005, based on the International Financial Reporting Standards (IFRS).

5. Notes to the consolidated financial statements for the semesters ended at June 30, 2006 and 2005.

6. Interim Consolidated Balance Sheet at June 30, 2006 and December 31, 2005 based on the International Financial Reporting Standards (IFRS).

7. Consolidated Income Statement for the three-month period ended at June 30, 2005 and 2005.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 0212 901 22 45 Fax 0212 901 23 17--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEETS CONDENSED

AT JUNE 30, 2006 AND JUNE 30, 2005

BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

(Stated in thousand bolivars)

	2006	2005
ASSETS		
NON CURRENT ASSETS:		
Property, plant and equipment – Net	420,247,289	443,095,969
Stockholdings in associations and joint business	1,157,807	1,416,010
Total non-current assets	421,405,096	444,511,979
CURRENT ASSETS:		
Expenses paid in advance	2,545,360	1,373,052
Inventories	40,893,551	47,944,901
Advances to suppliers	3,453,629	6,698,413
Bills and accounts receivable - net	106,498,377	86,225,213
Investments available for sale	900,308	3,106,541

Cash and cash equivalent	24,103,201	22,535,109
Total current assets	178,394,426	167,883,229
TOTAL	599,799,522	612,395,208
SHAREHOLDER'S EQUITY AND LIABILITIES		
SHAREHOLDER'S EQUITY:		
Capital stock	69,632,690	69,632,690
Accumulated result from translation of affiliate and joint business abroad	206,308	197,726
Retained earnings:		
Legal reserve	6,963,269	6,963,269
Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	216,120,790	238,179,905
Non realization of results in investments	(219,547)	(69,572)
Total shareholders' equity	412,297,061	434,497,569
NON CURRENT LIABILITIES:		
Provision for severance benefits, net of long-term advances	7,159,321	5,600,190
Deferred tax income	51,775,242	61,420,242
Total non current liabilities	58,934,563	67,020,432
CURRENT LIABILITIES:		
Provision for severance benefits, net of short-term advances	1,999,808	1,564,297
Commercial papers	7,000,000	2,717,080
Short-term loans	33,188,503	25,731,092
Dividends payable	10,494,281	8,123,856
Income tax payable	613,610	3,268,129
Accounts payable	75,271,696	69,472,753
Total current liabilities	128,567,898	110,877,207

Total liabilities	187,502,461	177,897,639
TOTAL	599,799,522	612,395,208

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

SUMMARIZED INTERIM CONSOLIDATED INCOME STATEMENT

FOR THE SIX-MONTH TERMS ENDED AT JUNE THE 3Oth, 2006 AND 2005 BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

(Stated in thousand bolivars)

	2006	2005
Income from sales	201,320,910	176,341,171
Sale costs	156,066,285	134,215,212
Gross income	45,254,625	42,125,959
Cost and expenses:		
Sales expenses	15,924,540	12,283,442
Overheads and administrative expenses	9,699,024	8,822,984
	25,623,564	21,106,426
Operating income	19,631,061	21,019,533
Participation in results from joint business	126,773	(631,289)
Financial costs	(3,396,565)	(1,548,035)
Financial income	482,298	320,702
Exchange differences – net	(50,732)	3,737,173
Loss in exchange operations with securities	(465,908)	(495,875)
Other income (expenditure):	(362,470)	(1,413,797)
Tax debit bank	14,877	731,724
Others – net	(3,651,727)	700,603
Income before taxes	15,979,334	21,720,136
Income tax	500,140	2,188,509
Net income	16,479,474	23,908,645

Net income per share:		
Basic	7.18	10.42
Diluted	7.18	10.42

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller---

(Next there is the Consolidated Statements of Movements in Equity Accounts summarized for the six-month period ended at June 30, 2006 based on the International Financial Reporting Standards (IFRS) as well as the Consolidated Statements of Movements in Equity Accounts summarized for the six-month period ended at June 30, 2005 based on the International Financial Reporting Standards (IFRS) attached hereto) -

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUMMARIZED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED AT JUNE 30, 2006 AND 2005 BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

(Stated in thousand bolivars)

	2006	2005
OPERATING ACTIVITIES:		
Net earnings	16,479,474	23,908,645
Adjustments to reconcile the net income with the cash provided for by the operating activities:		
Exchange differences – net	50,732	(3,737,173)
Participation in results from joint business	(126,773)	631,289
Deferred income tax	(2,774,366)	(5,814,285)
Provision for taxes	2,274,226	3,675,707
Non-realized results in investments	-	(226,507)
Realized results in investments	779,641	-
Results from translation of foreign affiliates and joint business	9,261	(30,756)
Financial costs	3,396,565	1,548,035

Financial income	(482,298)	(320,702)
Depreciation	11,610,807	10,865,652
Operating cash flows before movements of working capital	31,217,269	30,499,905
Operating changes in assets and liabilities:		
Reduction (increase) in:		
Bills and accounts receivable	(11,161,106)	(3,092,908)
Advances to suppliers	66,434	(1,304,449)
Inventories	16,617,579	(15,173,818)
Expenses paid in advance	(1,433,426)	(674,707)
Increase (reduction)in:		
Accounts payable	2,422,587	23,244,093
Provision for severance benefits, net of payments	1,717,242	1,982,364
Paid interests	(3,021,495)	(1,483,016)
Collected interests	482,298	320,702
Paid taxes	(1,954,364)	(15,150,361)
Net cash provided for operating activities	34,953,018	19,167,805
INVESTMENT ACTIVITIES:		
Reduction (increase) in investments available for sale	7,916,468	(2,206,771)
Sale (acquisition) of property, plant and equipment, net	1,042,306	(9,085,260)
Net cash provided for (used in) investment activities	8,958,774	(11,292,031)
FINANCING ACTIVITIES:		
Increase (reduction) in short-term loans	(14,206,552)	12,206,805
Cost of commercial papers issuing	7,000,000	5,808,700
Amortization of commercial papers	(2,946,531)	(5,981,830)
(Reduction) increase in documents payable	-	(2,486,040)
Cash dividends	(25,767,341)	(18,961,966)
Net cash used in financing activities	(35,920,424)	(9,414,331)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS	7,991,367	(1,538,557)

EFFECT OF DEVALUATION ON CASH AND CASH EQUIVALENTS	-	1,574,261
CASH AND CASH EQUIVALENT AT THE BEGINNING OF TERM	16,111,833	22,499,405
CASH AND CASH EQUIVALENTS AT THE END OF TERM	24,103,201	22,535,109

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED AT JUNE 30, 2006 AND 2005

(Stated in thousand bolivars)

1. **ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES**

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Financial Reporting Standards (IFRS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financial Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Financial Reporting Standards (IFRS) that include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International

Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements is the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses from deterioration of certain assets,
- Useful life of property, plant and equipment,
- Valuation of goodwill,
- Reasonable values of financial assets and liabilities,
- Estimated accruals payable,
- Probability of contingencies,
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders,
- Price control on certain products commercialized by the Company.

Although these estimates are made based on the best information available at June 30, 2006 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling,

Inc. (domiciled in the United States), both 50% owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from

deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the

loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current

conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to

their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

m. ***Bank loans and obligations and commercial papers*** – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

n. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an

additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. Provisions – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders' equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements.

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

q. Ongoing Judicial and/or Extrajudicial Procedures – At June 30, 2006 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. Income acknowledgements – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any

other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Deferred taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from deferred taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the

books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

***w.* Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

***x.* Financial liability and shareholders' equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. Transactions in foreign currency – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different from the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made.

Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. INVESTMENTS AVAILABLE FOR SALE

At June 30, 2006 the Company sold Bonds issued by the Bolivarian Republic of Venezuela that held at December 31, 2005 amounting to Bs.7,914,592 million.

3. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at June 30, 2006 taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

The Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the

different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution. Below there is information by segment of these activities for the years ended at June 30, 2006 and 2005 (in thousand bolivars):

2006

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income Statement					
Local sales	97,434,563	93,708,312	1,921,334	-	193,064,209
Export sales	1,984,205	6,272,496	-	-	8,256,701
Sales among segments – local	-	-	4,789,490	(4,789,490)	-
Sales among segments – export	92,710	2,661,873	-	(2,754,583)	-
Total income	99,511,478	102,642,681	6,710,824	(7,544,073)	201,320,910
Costs and expenses	93,001,777	91,492,544	6,157,589	(9,027,178)	181,624,732
Operating results	6,509,701	11,150,137	553,235	1,483,105	19,696,178
Participation in results from joint-business companies	-	-	-	-	126,773

Financial income	-	-	-	-	482,298
Financial expenses and others	-	-	-	-	(4,325,915)
Results before taxes	-	-	-	-	15,979,334
Results after taxes	-	-	-	-	16,479,474
Depreciation	5,750,624	4,857,088	1,003,095	-	11,610,807
Capital investments	1,357,348	30,745	-	-	1,388,093
Balance sheet					
Assets					
Assets per segment	245,984,746	248,611,676	37,486,343	(27,833,194)	504,249,571
Assets per corporate segments	-	-	-	-	6,899,297
Participation in associated companies	1,157,807	-	-	-	1,157,807
Undistributed corporate assets	-	-	-	-	87,492,847
Total consolidated assets					599,799,522
Liabilities					
Liabilities by segments	43,528,038	10,390,246	146,574	(27,833,194)	26,231,664
Liabilities by corporate segments	-	-	-	-	9,159,129
Undistributed corporate liabilities	-	-	-	-	152,111,668
Total consolidated liabilities					187,502,461

2005

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	92,879,134	72,189,569	835,377	-	165,904,080
Export sales	6,240,393	4,196,698	-	-	10,437,091
Sales among					

segments – local	-	-	1,760,713	(1,760,713)	-
Sales among segments – export	-	2,078,549	-	(2,078,549)	-
Total income	99,119,527	78,464,816	2,596,090	(3,839,262)	176,341,171
Costs and expenses	77,258,985	79,455,157	5,001,527	(6,394,031)	155,321,638
Operating results	21,860,542	(990,341)	(2,405,437)	2,554,769	21,019,533
Participation in results from joint-business companies	-	-	-	-	(631,289)
Financial income	-	-	-	-	320,702
Financial expenses and others	-	-	-	-	1,011,190
Results before taxes	-	-	-	-	21,720,136
Results after taxes	-	-	-	-	23,908,645
Depreciation	5,186,396	4,676,367	1,002,889	-	10,865,652
Capital investments	861,535	8,987,931	-	-	9,849,466
Balance sheet					
Assets					
Assets per segment	285,109,775	268,142,675	42,712,563	(18,698,930)	577,266,083
Assets per corporate segments	-	-	-	-	11,178,006
Participation in associated companies	1,416,010	-	-	-	1,416,010
Undistributed corporate assets	-	-	-	-	22,535,109
Total consolidated assets					612,395,208
Liabilities					
Liabilities by segments	37,077,070	19,964,485	31,130,128	(18,698,930)	69,472,753
Liabilities by corporate segments	-	-	-	-	7,164,487
Undistributed corporate liabilities	-	-	-	-	101,260,399



Total consolidated liabilities	177,897,639

4. SHAREHOLDERS' EQUITY

Cash dividends

As of this April 12, the Shareholders' Equity agreed to decree cash dividends amounting to Bs.12.00 per share for a total of Bs.27,528,113.00.

5. FURTHER EVENTS

Shareholders' equity

Cash dividends

As of this July 28, the Board of Directors agreed to convene a Special Shareholders' Meeting to decree cash dividends amounting to Bs.17.00 per share.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEETS CONDENSED

AT JUNE 30, 2006 AND DECEMBER 31, 2005

BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
Interim Preliminary

(Stated in thousand bolivars)

	June 30, 2006	December 31, 2005
ASSETS		
NON CURRENT ASSETS:		
Property, plant and equipment – Net	420,247,289	432,900,402
Stockholdings in associations and joint business	1,157,807	1,040,295
Total non-current assets	421,405,096	433,940,697
CURRENT ASSETS:		
Expenses paid in advance	2,545,360	1,111,934
Inventories	40,893,551	57,511,130
Advances to suppliers	3,453,629	3,520,063
Bills and accounts receivable - net	106,498,377	95,337,271
Investments available for sale	900,308	8,816,776

Cash and cash equivalent	24,103,201	16,111,833
Total current assets	178,394,426	182,409,007
TOTAL	599,799,522	616,349,704
SHAREHOLDER'S EQUITY AND LIABILITIES		
SHAREHOLDER'S EQUITY:		
Capital stock	69,632,690	69,632,690
Accumulated result from translation of affiliate and joint business abroad	206,308	206,308
Retained earnings:		
Legal reserve	6,963,269	6,963,269
Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	216,120,790	227,169,429
Non realization of results in investments	(219,547)	(999,188)
Total shareholders' equity	412,297,061	422,566,059
NON CURRENT LIABILITIES:		
Provision for severance benefits, net of long-term advances	7,159,321	3,572,106
Deferred tax income	51,775,242	54,549,608
Total non current liabilities	58,934,563	58,121,714
CURRENT LIABILITIES:		
Provision for severance benefits, net of short-term advances	1,999,808	3,869,781
Commercial papers	7,000,000	2,946,531
Short-term loans	33,188,503	47,019,985
Dividends payable	10,494,281	8,733,509
Income tax payable	613,610	293,748
Accounts payable	75,271,696	72,798,377
Total current liabilities	128,567,898	135,661,931

Total liabilities	187,502,461	193,783,704
TOTAL	599,799,522	616,349,704

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

SUMMARIZED INTERIM CONSOLIDATED INCOME STATEMENT

FOR THE SIX-MONTH TERMS ENDED AT JUNE THE 30th, 2006 AND 2005 BASED

ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
Interim Preliminary

(Stated in thousand bolivars)

	2006	2005
Income from sales	104,284,716	93,345,264
Sale costs	79,704,515	72,730,995
Gross income	24,580,201	20,614,269
Cost and expenses:		
Sales expenses	9,070,133	6,696,110
Overheads and administrative expenses	4,998,171	4,950,310
	14,068,304	11,646,420
Operating income	10,511,897	8,967,849
Participation in results from joint business	(6,070)	(635,930)
Financial costs	(1,349,582)	(919,174)
Financial income	237,093	241,419
Exchange differences – net	(3,563)	375,825
Loss in exchange operations with securities	(296,358)	(175,025)
Other income (expenditure):		
Tax debit bank	49,873	(760,407)
Others – net	111,627	359,457
	(1,256,980)	(1,513,835)
Income before taxes	9,254,917	7,454,014
Income tax	(38,748)	1,094,254

Net income	9,216,169	8,548,268
Net income per share:		
Basic	4.02	3.73
Diluted	4.02	3.73

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller---

Translator's Note:

At the upper right margin of each of the first seven (7) original pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 July 31 PM 3:27. FILE. RECEIVED."--

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, August the 25th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS SUMMARIZED FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2005
BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
Preliminary Interim
(Stated in thousand bolivars)

			Retained Earnings				
	Capital Stock	Accrued results from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of Retained Earnings for the sole use of payment of share dividends of the Company and subsidiaries	Undistributed	Non-realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Reasonable value of available investments for sale	-	-	-	-	-	(226.507)	(226.507)
Result from translation	-	169.502	-	-	-	-	169.502
Loss directly recognized in equity	-	169.502	-	-	-	(226.507)	(57.005)
Net income for the year	-	-	-	-	23.908.645	-	23.908.645
Total earnings an losses recognized for the year	-	169502	-	-	23.908.645	(226.507)	23.851.640
Decreed dividends	-	-	-	-	(22.940.094)	-	(22.940.094)
BALANCES AT JUNE 30, 2005	69.632.690	197.726	6.963.269	119.593.551	238.179.905	(69.572)	434.497.569

Maria Alejandra Maguhn
Corporate Comptroller



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS SUMMARIZED FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2006
BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
Preliminary Interim
(Stated in thousand bolivars)

	Capital Stock	Accrued results from translation of subsidiary and joint business	Retained Earnings: Legal Reserve	Retained Earnings: Updated Net Balance of Retained Earnings for the sole use of payment of share dividends of the Company and subsidiaries	Retained Earnings: Undistributed	Non-realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059
Net income for the year	-	-	-	-	16.479.474	-	16.479.474
Total earnings and losses recognized for the year	-	-	-	-	16.479.474	-	16.479.474
Realization result of available investments for sale	-	-	-	-	-	779.641	779.641
Decreed dividends	-	-	-	-	(27.528.113)	-	(27.528.113)
BALANCES AT JUNE 30, 2006	69.632.690	206.308	6.963.269	119.593.551	216.120.790	(219.547)	412.297.061

Maria Alejandra Maguhn
Corporate Comptroller

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 31 de Julio de 2006.

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Estados Financieros Consolidados Interinos al 30 de junio de los años 2006 y 2005 con base a Normas Internacionales de Información Financiera (NIIF).
2. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 30 de junio de 2006 con base a Normas Internacionales de Información Financiera (NIIF).
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 30 de junio de 2005 con base a Normas Internacionales de Información Financiera (NIIF).
4. Estados Consolidados de Flujos de Efectivo Interinos para el período comprendido entre el 01 de Enero y el 30 de junio de los años 2006 y 2005, con base a Normas Internacionales de Información Financiera (NIIF).
5. Notas a los estados financieros consolidados por los semestres terminados al 30 de junio de 2006 y 2005.
6. Balance General Consolidado Interino al 30 de junio de 2006 y 31 de diciembre de 2005 con base a Normas Internacionales de Información Financiera (NIIF).
7. Estado Consolidado de Resultados por los periodos de tres meses terminados el 30 de junio de 2005 y 2005.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.
llevel@manpa.com.ve
Teléfono: 0212 901 22 45, Fax: 0212 901 2317

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES


COMISION NACIONAL DE VALORES

BALANCES GENERALES CONSOLIDADOS CONDENSADOS
30 DE JUNIO DE 2006 Y 30 DE JUNIO DE 2005
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
Interino Preliminar
(Expresados en miles de bolívares)

	2006	2005
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	420.247.289	443.095.969
Participaciones en asociadas y negocios conjuntos	1.157.807	1.416.010
Total activo no corriente	421.405.096	444.511.979
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	2.545.360	1.373.052
Inventarios	40.893.551	47.944.901
Anticipos a proveedores	3.453.629	6.698.413
Efectos y cuentas por cobrar - neto	106.498.377	86.225.213
Inversiones disponibles para la venta	900.308	3.106.541
Efectivo y equivalentes de efectivo	24.103.201	22.535.109
Total activo corriente	178.394.426	167.883.229
TOTAL	599.799.522	612.395.208
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.632.690	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	197.726
Utilidades retenidas:		
Reserva legal	6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	216.120.790	238.179.905
Resultado no realizado en inversiones	(219.547)	(69.572)
Total patrimonio	412.297.061	434.497.569
PASIVO NO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	7.159.321	5.600.190
Impuesto sobre la renta diferido	51.775.242	61.420.242
Total pasivo no corriente	58.934.563	67.020.432
PASIVO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	1.999.808	1.564.297
Papeles comerciales	7.000.000	2.717.080
Préstamos a corto plazo	33.188.503	25.731.092
Dividendos por pagar	10.494.281	8.123.856
Impuesto sobre la renta por pagar	613.610	3.268.129
Cuentas por pagar	75.271.696	69.472.753
Total pasivo corriente	128.567.898	110.877.207
Total pasivo	187.502.461	177.897.639
TOTAL	599.799.522	612.395.208

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS PERIODOS DE SEIS MESES TERMINADOS EL 30 DE JUNIO DE 2006 Y 2005
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
Interino Preliminar
(Expresados en miles de bolívares)

	2006	2005
Ingresos por ventas	201.320.910	176.341.171
Costo de ventas	156.066.285	134.215.212
Utilidad bruta	45.254.625	42.125.959
Costos y gastos:		
Gastos de ventas	15.924.540	12.283.442
Gastos generales y administrativos	9.699.024	8.822.984
	25.623.564	21.106.426
Utilidad en operaciones	19.631.061	21.019.533
Participación en resultados de negocios conjuntos	126.773	(631.289)
Costos financieros	(3.396.565)	(1.548.035)
Ingresos financieros	482.298	320.702
Diferencias en cambio - neto	(50.732)	3.737.173
Pérdida en operaciones de permuta con títulos valores	(465.908)	(495.875)
Otros ingresos (egresos):		
Impuesto al débito bancario	(362.470)	(1.413.797)
Otros - neto	14.877	731.724
	(3.651.727)	700.603
Utilidad antes de impuestos	15.979.334	21.720.136
Impuesto sobre la renta	500.140	2.188.509
Utilidad neta	16.479.474	23.908.645
Utilidad neta por acción:		
Básica	7,18	10,42
Diluida	7,18	10,42

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2006
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
Interino Preliminar
(Expresados en miles de bolívares)

			Utilidades retenidas				
	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059
Utilidad neta del año	-	-	-	-	16.479.474	-	16.479.474
Total utilidades y pérdidas reconocidas en el año	-	-	-	-	16.479.474	-	16.479.474
Resultado realizado de inversiones disponibles para la venta	-	-	-	-	-	779.641	779.641
Dividendos decretados	-	-	-	-	(27.528.113)	-	(27.528.113)
SALDOS AL 30 DE JUNIO DE 2006	69.632.690	206.308	6.963.269	119.593.551	216.120.790	(219.547)	412.297.061

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2005
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
Interino Preliminar
(Expresados en miles de bolívares)

			Utilidades retenidas				
	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	(226.507)	(226.507)
Resultado por traducción	-	169.502	-	-	-	-	169.502
Pérdida reconocida directamente en el patrimonio	-	169.502	-	-	-	(226.507)	(57.005)
Utilidad neta del año	-	-	-	-	23.908.645	-	23.908.645
Total utilidades y pérdidas reconocidas en el año	-	169.502	-	-	23.908.645	(226.507)	23.851.640
Dividendos decretados	-	-	-	-	(22.940.094)	-	(22.940.094)
SALDOS AL 30 DE JUNIO DE 2005	69.632.690	197.726	6.963.269	119.593.551	238.179.905	(69.572)	434.497.569

Maria Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO CONDENSADOS
POR LOS PERIODOS DE SEIS MESES TERMINADOS EL 30 DE JUNIO DE 2006 Y 2005
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
Interino Preliminar
(Expresados en miles de bolívares)

	2006	2005
ACTIVIDADES OPERACIONALES:		
Utilidad neta	16.479.474	23.908.645
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Diferencias en cambio - neto	50.732	(3.737.173)
Participación en resultados de negocios conjuntos	(126.773)	631.289
Impuesto sobre la renta diferido	(2.774.366)	(5.814.285)
Provisión para impuestos	2.274.226	3.675.707
Resultado no realizado en inversiones	-	(226.507)
Resultado realizado en inversiones	779.641	-
Resultado por traducción de filial y negocios conjuntos	9.261	(30.756)
Costos financieros	3.396.565	1.548.035
Ingresos financieros	(482.298)	(320.702)
Depreciación	11.610.807	10.865.652
Flujos de efectivo operativos antes de los movimientos de capital de trabajo	31.217.269	30.499.905
Cambios en activos y pasivos operacionales:		
Disminución (aumento) en:		
Efectos y cuentas por cobrar	(11.161.106)	(3.092.908)
Anticipos a proveedores	66.434	(1.304.449)
Inventarios	16.617.579	(15.173.818)
Gastos pagados por anticipado	(1.433.426)	(674.707)
Aumento (disminución) en:		
Cuentas por pagar	2.422.587	23.244.093
Apartado para prestaciones por antigüedad, neto de pagos	1.717.242	1.982.364
Intereses pagados	(3.021.495)	(1.483.016)
Intereses cobrados	482.298	320.702
Impuestos pagados	(1.954.364)	(15.150.361)
Efectivo neto provisto por las actividades operacionales	34.953.018	19.167.805
ACTIVIDADES DE INVERSIÓN:		
Disminución (aumento) en inversiones disponibles para la venta	7.916.468	(2.206.771)
Venta (adquisición) de propiedades, planta y equipo, neto	1.042.306	(9.085.260)
Efectivo neto provisto (usado) por las actividades de inversión	8.958.774	(11.292.031)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en préstamos a corto plazo	(14.206.552)	12.206.805
Importe de la emisión de papeles comerciales	7.000.000	5.808.700
Amortización de papeles comerciales	(2.946.531)	(5.981.830)
(Disminución) aumento en documentos por pagar	-	(2.486.040)
Dividendos en efectivo	(25.767.341)	(18.961.966)
Efectivo neto usado por las actividades de financiamiento	(35.920.424)	(9.414.331)
AUMENTO (DISMINUCION) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	7.991.367	(1.538.557)
EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	-	1.574.261
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL PERIODO	16.111.833	22.499.405
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO	24.103.201	22.535.109

Maria Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS SEMESTRES TERMINADOS EL 30 DE JUNIO DE 2006 Y 2005
(En miles de bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos,
- La vida útil de las propiedades, planta y equipo,
- La valoración del fondo de comercio,
- Los valores razonables de los activos y pasivos financieros,
- Acumulaciones estimadas por pagar,
- Probabilidad de las contingencias,



- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas,
- Control de precios sobre ciertos productos comercializados por la Compañía.

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 30 de junio de 2006 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

   Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

   Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

   Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa

asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se

reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. *Inventarios* – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

   Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

   El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. *Activos financieros* – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

   Los activos financieros mantenidos por la Compañía se clasifican como:

   - Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

   - Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

   Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

   Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado



instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones y papeles comerciales*** – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37.

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al 30 de junio de 2006 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros

activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2. INVERSIONES DISPONIBLES PARA LA VENTA

Al 30 de junio de 2006, la Compañía vendió los Bonos emitidos por la República Bolivariana de Venezuela que mantenía al 31 de diciembre de 2005 por unos Bs. 7.914.592.000.

3. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al 30 de junio de 2006, teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

La Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos. A continuación se presenta la información por segmentos de estas actividades, para el período de seis meses terminados el 30 de junio 2006 y 2005 (en miles de bolívares):

2006

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	97.434.563	93.708.312	1.921.334	-	193.064.209
Ventas de exportación	1.984.205	6.272.496	-	-	8.256.701
Ventas entre segmentos - local	-	-	4.789.490	(4.789.490)	-
Ventas entre segmentos - exportación	92.710	2.661.873	-	(2.754.583)	-
Total ingresos	99.511.478	102.642.681	6.710.824	(7.544.073)	201.320.910
Costos y gastos	93.001.777	91.492.544	6.157.589	(9.027.178)	181.624.732
Resultado de operación	6.509.701	11.150.137	553.235	1.483.105	19.696.178
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	126.773
Ingresos financieros	-	-	-	-	482.298
Gastos financieros y otros	-	-	-	-	(4.325.915)
Resultados antes de impuestos	-	-	-	-	15.979.334
Resultado después de impuestos	-	-	-	-	16.479.474
Depreciación	5.750.624	4.857.088	1.003.095	-	11.610.807
Inversiones de capital	1..357.348	30.745	-	-	1.388.093
Balance general					
Activo					
Activos por segmentos	245.984.746	248.611.676	37.486.343	(27.833.194)	504.249.571
Activos por segmentos corporativos	-	-	-	-	6.899.297
Participaciones en empresas asociadas	1.157.807	-	-	-	1.157.807
Activos corporativos no distribuidos	-	-	-	-	87.492.847
Activo total consolidado					599.799.522
Pasivo					
Pasivos por segmentos	43.528.038	10.390.246	146.574	(27.833.194)	26.231.664
Pasivos por segmentos corporativos	-	-	-	-	9.159.129
Pasivos corporativos no distribuidos	-	-	-		152.111.668
Pasivo total consolidado					187.502.461

2005

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	92.879.134	72.189.569	835.377	-	165.904.080
Ventas de exportación	6.240.393	4.196.698	-	-	10.437.091
Ventas entre segmentos - local	-	-	1.760.713	(1.760.713)	-
Ventas entre segmentos - exportación	-	2.078.549	-	(2.078.549)	-
Total ingresos	99.119.527	78.464.816	2.596.090	(3.839.262)	176.341.171
Costos y gastos	77.258.985	79.455.157	5.001.527	(6.394.031)	155.321.638
Resultado de operación	21.860.542	(990.341)	(2.405.437)	2.554.769	21.019.533
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(631.289)
Ingresos financieros	-	-	-	-	320.702
Gastos financieros y otros	-	-	-	-	1.011.190
Resultados antes de impuestos	-	-	-	-	21.720.136
Resultado después de impuestos	-	-	-	-	23.908.645
Depreciación	5.186.396	4.676.367	1.002.889	-	10.865.652
Inversiones de capital	861.535	8.987.931	-	-	9.849.466
Balance general					
Activo					
Activos por segmentos	285.109.775	268.142.675	42.712.563	(18.698.930)	577.266.083
Activos por segmentos corporativos	-	-	-	-	11.178.006
Participaciones en empresas asociadas	1.416.010	-	-	-	1.416.010
Activos corporativos no distribuidos	-	-	-	-	22.535.109
Activo total consolidado					612.395.208
Pasivo					
Pasivos por segmentos	37.077.070	19.964.485	31.130.128	(18.698.930)	69.472.753
Pasivos por segmentos corporativos	-	-	-	-	7.164.487
Pasivos corporativos no distribuidos	-	-	-	-	101.260.399
Pasivo total consolidado					177.897.639

4. PATRIMONIO

Dividendos en efectivo.

Con fecha 12 de abril del presente, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 12 ,00 por acción para un total de Bs. 27.528.113,00.

5. EVENTOS SUBSECUENTES

Patrimonio.

Dividendos en efectivo.

Con fecha 28 de julio del presente, la Junta Directiva acordó convocar una Asamblea Extraordinaria de Accionistas con el objeto de decretar dividendos en efectivo de Bs. 17,00 por acción.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS CONDENSADOS
30 DE JUNIO DE 2006 Y 31 DE DICIEMBRE DE 2005
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
Interino Preliminar
(Expresados en miles de bolívares)

	30 de junio 2006	31 de diciembre 2005
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	420.247.289	432.900.402
Participaciones en asociadas y negocios conjuntos	1.157.807	1.040.295
Total activo no corriente	421.405.096	433.940.697
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	2.545.360	1.111.934
Inventarios	40.893.551	57.511.130
Anticipos a proveedores	3.453.629	3.520.063
Efectos y cuentas por cobrar - neto	106.498.377	95.337.271
Inversiones disponibles para la venta	900.308	8.816.776
Efectivo y equivalentes de efectivo	24.103.201	16.111.833
Total activo corriente	178.394.426	182.409.007
TOTAL	599.799.522	616.349.704
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.632.690	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308
Utilidades retenidas:		
Reserva legal	6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	216.120.790	227.169.429
Resultado no realizado en inversiones	(219.547)	(999.188)
Total patrimonio	412.297.061	422.566.059
PASIVO NO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	7.159.321	3.572.106
Impuesto sobre la renta diferido	51.775.242	54.549.608
Total pasivo no corriente	58.934.563	58.121.714
PASIVO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	1.999.808	3.869.781
Papeles comerciales	7.000.000	2.946.531
Préstamos a corto plazo	33.188.503	47.019.985
Dividendos por pagar	10.494.281	8.733.509
Impuesto sobre la renta por pagar	613.610	293.748
Cuentas por pagar	75.271.696	72.798.377
Total pasivo corriente	128.567.898	135.661.931
Total pasivo	187.502.461	193.783.645
TOTAL	599.799.522	616.349.704

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 30 DE JUNIO DE 2006 Y 2005
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
Interino Preliminar
(Expresados en miles de bolívares)

	2006	2005
Ingresos por ventas	104.284.716	93.345.264
Costo de ventas	79.704.515	72.730.995
Utilidad bruta	24.580.201	20.614.269
Costos y gastos:		
Gastos de ventas	9.070.133	6.696.110
Gastos generales y administrativos	4.998.171	4.950.310
	14.068.304	11.646.420
Utilidad en operaciones	10.511.897	8.967.849
Participación en resultados de negocios conjuntos	(6.070)	(635.930)
Costos financieros	(1.349.582)	(919.174)
Ingresos financieros	237.093	241.419
Diferencias en cambio - neto	(3.563)	375.825
Pérdida en operaciones de permuta con títulos valores	(296.358)	(175.025)
Otros ingresos (egresos):		
Impuesto al débito bancario	49.873	(760.407)
Otros - neto	111.627	359.457
	(1.256.980)	(1.513.835)
Utilidad antes de impuestos	9.254.917	7.454.014
Impuesto sobre la renta	(38.748)	1.094.254
Utilidad neta	9.216.169	8.548.268
Utilidad neta por acción:		
Básica	4,02	3,73
Diluida	4,02	3,73

María Alejandra Maguhn
Contralor Corporativo

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, August 3, 2006.

Messrs.

Executive Secretariat of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

This aims at delivering a compact disc including the **list of company shareholders** corresponding to the month of **July 31, 2006** as requested by that institution by official communication CNV-DCOP-251 as of October 4, 2005 and notified to my principal as of October 6, 2005.

Likewise, I attach hereto to be sealed as acknowledge receipt a copy of the list at **July 31, 2006** including the aforementioned compact disc.

Having no further matter to discuss.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. Carlos Delfino T. (signed) Illegible.

Chairman.--

Translator's Note:

Next there are fifteen (15) pages with the list of company shareholders. Such list has nine (9) columns that from left to right are, namely: Name of Issuing Company; Symbol in the Caracas Stock Exchange; Shareholder's Name; I.D. Card No./ RIF (Tax Information registry Number); Number of Shares; Par Value (Bs.); % of stake holding; % Accumulated; Cut-Off Date. At the upper right margin of the pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 August 3 AM 11:20 FILE RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 4th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401221
Planta Sacos
Teléfonos (043) 401235 - 401236
Planta Bolsas
Teléfonos (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfonos (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de M...
Torre Country Club,
Chacaíto Caracas
Apartado Pos... ...racas 101 O-A Venezuela
Teléfono (0...
Internet ...v.manpa.com.ve

Caracas, 03 de agosto de 2006

Señores
Secretaría Ejecutiva de la
COMISION NACIONAL DE VALORES
Presente.-

El presente tiene como finalidad hacer entrega de un disco compacto contentivo del **listado de accionistas** de la empresa correspondiente al **31 de julio de 2006**, solicitado por ese organismo mediante oficio CNV-DCOP-251 de fecha 04 de octubre de 2005 y notificado a mi representada el 06 de Octubre de 2005.

Asimismo, adjunto para ser sellado en señal de recepción copia del listado al **31 de julio de 2006** contenido en el Disco Compacto antes mencionado.

Sin otro particular, queda de Ustedes.

Atentamente,

Manufacturas de Papel, C.A. (MANPA)
S.A.C.A..

Lic. Carlos Delfino T.
Presidente de la Junta Directiva



Nombre de la Empresa Emisora	Simbolo en la Bolsa de Valores de Caracas	Nombre del Accionista	CI / RIF	Número de Acciones	Valor Nominal (Bs.)	% del Total Accionario	% Acumulado	Fecha de Corte
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	A¦EZ DELFINO ARNALDO JOSE.	V003657855	10	10	-	-	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ABASCAL ALVAREZ RAMON OBDULIO	V000248144	879	10	0,00	0,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ABREU MACHADO RICHARD RAFAEL	V009416155	1.386	10	0,00	0,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACOSTA FRAGACHAN FRANCISCO EUGENIO	V006816184	2.500	10	0,00	0,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACOSTA SIMON JUAN ROBERTO	V006161694	15.000	10	0,00	0,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACUNA PIMENTEL KEILA JOSEFINA.	V006253035	378	10	0,00	0,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ADRIANZA ALVAREZ MIÑERVA	V001075032	9.300	10	0,00	0,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGROPECUARIA 27 DE MAYO,C.A.	J002072482	6.972	10	0,00	0,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRRE FIGUEROA JOSE	V007554034	1.386	10	0,00	0,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRRE MARTINEZ WILSON RAFAEL	V006863944	2.100	10	0,00	0,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRREBEITIA AZPIRI JOSE MARIA	V002952454	20.000	10	0,00	0,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALAS RODERO PATSY	V015664156	331	10	0,00	0,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALBANEZ BARNOLA BENJAMIN JOSE DE J.	V003666437	5.000	10	0,00	0,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALBARRACIN DE DELGADO LIGIA J.	V001743811	300	10	0,00	0,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALCANTARA LANSBERG LARA CAROLINA	V013338381	8.400	10	0,00	0,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMEIDA GIL MARIA DEL CARMEN ZULAY	V008743207	1.134	10	0,00	0,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMEIDA MARTINS ALFONSO	V006463879	87.500	10	0,00	0,01	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMERIDA SALAZAR ISBELIA RAMONA	V002761454	1.890	10	0,00	0,01	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALVAREZ GONZALEZ VICTOR SEGUNDO	V002080365	413.988	10	0,02	0,03	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALZURUTT SANCHEZ RICHAR JOSE	V003989648	23.000	10	0,00	0,03	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AñEZ DELFINO ALBERTO ENRIQUE	V003663396	3.343	10	0,00	0,03	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	APARICIO ARGENIS ANTONIO	V007188231	1.890	10	0,00	0,03	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	APONTE TOVAR JOSE CUPERTINO	V002844635	1.890	10	0,00	0,03	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARANA PEROZA CARLOS JESUS	V002765221	51.000	10	0,00	0,03	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARANCIBIA MONCADA SILVIA DEL CARMEN	V008877383	32.650	10	0,00	0,03	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARAQUE BENZO EDUARDO JOSE	V004772544	1.764	10	0,00	0,03	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARAUJO DE SILVA DAIXY NORELLY	V007220897	1.890	10	0,00	0,03	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARENAS NELSON	V003054578	1.079	10	0,00	0,03	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AREVALO JULIO ZENON	V002239800	1.890	10	0,00	0,03	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI DELFINO ANA MARIA	V011234712	4.100	10	0,00	0,03	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI DELFINO BEATRIZ ELENA	V009967719	5.100	10	0,00	0,03	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI MELCHERT JUAN BAUTISTA	V002154186	8.200	10	0,00	0,03	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISTIGUETA LANDAETA EDUARDO	V006558032	23.100	10	0,00	0,03	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARMANECA BIENES Y RAICES, C.A.	J303139027	49.847.580	10	2,17	2,21	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ASUAJE YEPEZ CARLOS JOSE	V006928306	15.000	10	0,00	2,21	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ASUNCION DO ROZARIO MIGUEL JOSE	V006127283	1.000	10	0,00	2,21	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ATRAMIZ VALI ELIAS	V002935310	100.000	10	0,00	2,21	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AVILA CABARCAS REINALDO ANTONIO	V006257968	5.010	10	0,00	2,21	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BACAL TEITELBOIM MARIO	V006256146	15.200	10	0,00	2,21	31/07/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BALBAS OLIVEROS OMAR JESUS	V003655672	5.000	10	0,00	2,21	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BALL FERRERO OLY ARLETTE	V006974690	42	10	-	2,21	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANCO DE VZLA,S.A.BANCO UNIVERSAL	J000029482	52.500	10	0,00	2,21	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANEX VALORES.	J300353141	7.200	10	0,00	2,21	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANGUAIRA FONDO MUTUAL.	J003530557	1.008	10	0,00	2,21	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BASALO YANES RICARDO JOSE	V002940212	10.000	10	0,00	2,21	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BCO.DE VZLA,S.A,B.U.FIDEICOMISO P.3	J000029482	3.300	10	0,00	2,21	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BEAR STEARNS SECURITIES CORP.	J301021452	21	10	-	2,21	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BECERRA SEPULVEDA EUSTACIO	V004829890	1.890	10	0,00	2,21	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BECKER CARDENAS FREDDY JOSE.	V006257141	902.730	10	0,04	2,25	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BEE SUSAN MARY	V011944008	100	10	-	2,25	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BELANDRIA MARCO	V003793668	5.250	10	0,00	2,25	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERACHA ZAIDMAN ROBERTO	V003967924	40.000	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERROTERAN TELLEZ SONIA CANDELARIA	V006442032	1.100	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERTOLINI BETTALLI DANIELA.	V003176146	89.754	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BIMBLICH SANDOR ARIEH	V011227252	294	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO BOLIVAR SONIA MARITZA	V007257602	1.386	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO JULIAN JOSE	V008471709	1.134	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO PARDO ABEL	V006319742	3.200	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO PINTO MARIBEL ELIZABETH	V004432725	1.764	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLASSINI OTERO SUSANA CRISTINA	V006972849	2.000	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLAVIA GOMEZ JUAN ANDRES	V011595061	1	10	-	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOLIVAR F.M.DE VZLA. F.M.I.C.A,S.A	J002966645	34.042	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOUTOROFF SEMENENKO NICOLAS	V006155162	168	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOUZAGLOU ABRAHAM ALBERTO	V006126055	10.458	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOWEL LEWIS ALBERTO JOHN	V001158996	1.890	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRACHO SIERRA JOSE LUIS	V000242384	26.000	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRANDWAJN POLER MAXIM JACOB	V013308298	1.000	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICE¦O BRAUN ALVARO.	V003659996	5.292	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICE¦O LUJAN ALFREDO JOSE.	V006824422	7.182	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICENO MARIN NELSON OCTAVIO	V006915707	400	10	0,00	2,26	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BROWN BROTHERS HARRIMAN & CO.	J308858544	140.000.000	10	6,10	8,37	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRUTTINI SILVA GIORGIO	V009970210	252	10	0,00	8,37	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUITRIAGO GUERRERO PABLO EMILIO	V001518839	10.000	10	0,00	8,37	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUSTAMANTE CACERES JORGE ALBERTO	V003312895	13.030	10	0,00	8,37	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUSTILLOS GIL FRANCISCO ARTURO	V003865301	2	10	-	8,37	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	C.C.C.M CONINVENCA CREDIT CONTROL M	J301819632	1.260	10	0,00	8,37	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	C.V.V. CAJA VENEZOLANA DE VALORES,	J300187934	126.417.997	10	5,51	13,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CADAVID MORENO LEOPOLDO ARMANDO	V005617274	1.428	10	0,00	13,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAJA DE AHORROS EMPLEADOS MANPA	J000000000	28	10	-	13,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALATRAVA DE OLIVARES MARIA	V000219225	55.500	10	0,00	13,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALDERON MARTINEZ ENRIQUE JOSE	V003182688	5.500	10	0,00	13,88	31/07/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALVIÑO MOREIRA ESTHER ESPERANZA	V001737516	28.500	10	0,00	13,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALZADA DE HERNANDEZ MARIA C	V006064481	10.064	10	0,00	13,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMAIONI BALDINI ANTONIO	V006276564	15.000	10	0,00	13,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMPOS MURILLO ELISEO	E081752778	420	10	0,00	13,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMPOS SORGA MARIANA	E000685090	3.500	10	0,00	13,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA DE DIAZ SONIA	V004351865	16.800	10	0,00	13,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA DE MILLAN ELIZABETH.	V004351867	16.800	10	0,00	13,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA PANZARELLI ZEYLA AMALIA	V005963543	16.800	10	0,00	13,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAPO LINARES JOSE RAFAEL	V007683413	12.500	10	0,00	13,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARACAS ANDRADE LAUREANO JOSE	V009645202	1.890	10	0,00	13,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARBALLO DE DIAZ MARGARITA	V001718702	5.200	10	0,00	13,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARBONELL DE GOMEZ RUIZ BEATRIZ L.	V005304989	18.000	10	0,00	13,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS DE BURRON GRACIELA.	V006184996	1.824.606	10	0,08	13,97	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS DE YERENA MORELLA.	V004350928	3.738	10	0,00	13,97	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS SANCHEZ WILLIAM	V004231978	1.134	10	0,00	13,97	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARPIO DELFINO MIGUEL ENRIQUE.	V003178324	229.901	10	0,01	13,98	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRERO CUBEROS BERNABE	V000642297	5.000	10	0,00	13,98	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRILLO ACOSTA CIPRIANO	V003969619	100	10	-	13,98	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRILLO HERNANDEZ NUBIA MARIA	V004446111	400	10	0,00	13,98	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARVAJAL CHITTY HUMBERTO ITIC.	V006910898	1.500	10	0,00	13,98	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CASTILLO JOSE EDECIO	V003921437	650	10	0,00	13,98	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CEBALLOS LOPEZ IRVING	V002780050	10.000	10	0,00	13,98	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLANI REINALDO ANDRES(M)	V015976040	4.150	10	0,00	13,98	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI ALEJANDRO (MENOR)	V006816715	4.150	10	0,00	13,98	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI SERGIO ANDRES (M)	V013337190	4.150	10	0,00	13,98	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CISNERO DE DAVILA MARIA TERESA	V005532335	252.000	10	0,01	13,99	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CISNEROS GOMEZ MARIA DE LOURDES	V004822294	33.680	10	0,00	13,99	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CLARIDGE, LTD.	J303120792	350.000.000	10	15,26	29,25	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COBHAM SCOTT STHEPHEN EDWARD.	E082093859	1.050	10	0,00	29,25	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COBO FLORES JOSE RAMON	V006162404	4.000	10	0,00	29,25	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLELLA SIMOZA FRANCISCO ANTONIO.	V005967346	4.452	10	0,00	29,25	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLINA DE MOLERO MAGDA JOSEFINA	V006154312	500	10	0,00	29,25	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLINA NESTOR RAFAEL	V007366132	1.890	10	0,00	29,25	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLMENARES ALTUVE ROSA MARIA	V005965060	11.500	10	0,00	29,25	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLMENARES LUIS EDUARDO	V000000000	61.740	10	0,00	29,25	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLUCCIO PEREIRA EDUARDO ENRIQUE	V012261485	5.000	10	0,00	29,25	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE DELFINO GUSTAVO EMILIO	V003151827	682.080	10	0,03	29,28	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE DELFINO VALENTINA ISABEL	V003484561	10.752	10	0,00	29,28	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE ROTUNDO EMILIO LUIS	V013309477	31.668	10	0,00	29,28	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONSORCIO AMERIVAL,C.A	J303229638	12.800	10	0,00	29,28	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONTRERAS CASARES FRANCISCO	V005310238	200	10	0,00	29,28	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONZO#O NAVARRO CARMEN VIRGINIA	V000914680	740	10	0,00	29,28	31/07/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORDERO DE HERRERA MARIANA	V007254309	5.250	10	0,00	29,28	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORNIELES RAMON ENRIQUE	V000215333	210	10	0,00	29,28	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION ALZURAVI, C.A.	J304414234	23.000	10	0,00	29,29	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION ARAPACOA, C.A.	J003620351	2.910	10	0,00	29,29	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION INFISA, C.A.	J304182201	1.000	10	0,00	29,29	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION RIMCAR, C.A.	J002510900	32.780	10	0,00	29,29	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION SIETE COLINAS, C.A.	J312059095	17	10	-	29,29	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORREA DE GONZALEZ MARTA ELENA	V004459236	1.560	10	0,00	29,29	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORREDOR DIAZ NORBERTO TERCERO	V006845872	4.920	10	0,00	29,29	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COSTANTE TOGLIA MICHELE	V009881238	5.000	10	0,00	29,29	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COVA FRANCO LUIS LEOPOLDO DEL VALLE	V005969587	3.000	10	0,00	29,29	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHACIN LLAMOZAS MARCEL	V007191552	52.500	10	0,00	29,29	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHANG HUNG YUNG YEN	V006127542	30.000	10	0,00	29,29	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHAPELLIN GARCIA GUSTAVO ALBERTO	V011225412	56.732	10	0,00	29,29	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHASEWOOD FINANCIAL, S.A.	J303821456	24.768.085	10	1,08	30,37	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHAZZAOUI PIñA RAUF	V010204146	6.000	10	0,00	30,37	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DALMA HOLDINGS A.V.V.	J305532966	4.232.374	10	0,18	30,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DAPARTE REBODERO MARIA ISABEL	V006970615	16.500	10	0,00	30,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DAVILA AVENDAÑO SYR GERMAN	V011314861	2.300	10	0,00	30,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE BASILIO DA SILVA MARIA TRINIDAD	V007269168	1.134	10	0,00	30,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE DALMADY YANTZEN NICOLAS ALEXANDE	V006555930	756	10	0,00	30,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE DURAN EMILIA	V000000000	882	10	0,00	30,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE FREITAS RODRIGUEZ JOSE GUIDO	V005577538	420	10	0,00	30,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE LA PORTA OLGA R.	V000000000	882	10	0,00	30,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE SOUSA JOAO ISMAEL	V010824127	10.500	10	0,00	30,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE UXCATEGUI MARINA	V000000000	882	10	0,00	30,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DEL GALLO GALLO JOSE LUIS (DIFUNTO)	V006209259	78.750	10	0,00	30,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO ARRIENS ENRIQUE	V000000000	53.424	10	0,00	30,57	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO BERTRAN SILVANA	V015182081	67.583	10	0,00	30,57	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO DE ARISMENDI BEATRIZ	V003180818	126.000	10	0,01	30,57	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO DE VERNET VIVANNE VALENTINA	V007251120	84.000	10	0,00	30,58	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO GOMEZ JOSE IGNACIO	V007251132	5.000	10	0,00	30,58	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO MONZON JUAN RAFAEL	V003659618	72.720	10	0,00	30,58	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO MONZON RICARDO.	V006820919	11.970	10	0,00	30,58	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA ELENA MARGARITA.	V006398408	460.490	10	0,02	30,60	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA MARIA ANGELICA	V011306359	1.440	10	0,00	30,60	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA MARIANA DE RUBARTELLI	V006827537	1.050	10	0,00	30,60	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO SUBERO GUSTAVO ANDRES	V010338719	103.244	10	0,00	30,61	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO SUBERO VIRGINIA.	V005305004	103.244	10	0,00	30,61	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO THORMAHLEN ALEJANDRO	V003659619	291.362	10	0,01	30,62	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELGADO MORA SOLEDAD DEL ROSARIO	V005021068	3.200	10	0,00	30,62	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI BARI NAPOLITANO SEBASTIAN	V005302101	476	10	0,00	30,62	31/07/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI GENOVA CHIMIENTI ADRIANA	V009968280	4.500	10	0,00	30,62	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI STEFANO DI GIACOMO FRANCO DONATO	V004680929	22.000	10	0,00	30,63	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIANDRA HOLDING A.V.V.	J305533067	5.617.374	10	0,24	30,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DE FARO SILVIA MARGARITA	V003665350	3.000.000	10	0,13	31,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DE MARIñO XIOMARA MARIA	V005570932	41.740	10	0,00	31,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DELFINO MARIOLGA	V004771501	2.500.000	10	0,11	31,11	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DELFINO RAFAEL JOSE	V003665351	2.527.450	10	0,11	31,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ GONZALEZ KEISTHER MARIELLA	V005465032	6.000	10	0,00	31,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ GONZALEZ LEONARDO JOSE.	E082074778	1.050	10	0,00	31,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ YANEZ FERNANDO CARMELO	V004873952	12.600	10	0,00	31,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DILLER RAUCH SIEGFRIED JOSEF	V003718864	8.000	10	0,00	31,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DINIZ CORREIA JOAO GABRIEL	V006132980	3.000	10	0,00	31,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DISTRIBUIDORA RIMERO,C.A	J001541624	1.000	10	0,00	31,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DITTMER MANZANO EGBERT	V002840096	2.777.938	10	0,12	31,34	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DODEL ROURE PIERRE HENRI	E000954238	420	10	0,00	31,34	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DOMINGUEZ GRATEROL JUAN CARLOS.	V006910556	8.946	10	0,00	31,34	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DREISSIG EHRLICH SIEGFRIED GUNTER	V006249499	1.040.000	10	0,05	31,39	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DREISSIG TOVAR INGRID XIOMARA	V006914352	1.000.000	10	0,04	31,43	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DRUMOND VASCOCELOS NELSON PABLO	V006325149	6.500	10	0,00	31,43	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUARTE CONTRERAS SANTIAGOI JOSE	V006317266	270	10	0,00	31,43	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUHAU NELSON ALBERTO JUAN	V006285948	60.000	10	0,00	31,44	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DURAN LUGO LESBIA CRUZ	V004434926	1.764	10	0,00	31,44	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DURO LIRA MARIA LUISA	V008729872	78.750	10	0,00	31,44	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUTCH MILL CORPORATION A.V.V.	J000000000	12.384.043	10	0,54	31,98	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EGUEZ DE LIMES REMY MARITZA	V081274533	1.225	10	0,00	31,98	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EGUI DE MACHADO CRISTINA	V000055748	26.200	10	0,00	31,98	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELOVIC SCHUTZBERGER ROBERTO	V005531540	30.000	10	0,00	31,98	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELLIS ALVAREZ DE LUGO EDWARD.	V005537956	78.750	10	0,00	31,99	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELLIS GARCIA DE LA CONCHA JOHN	V000264863	78.750	10	0,00	31,99	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EMMANUELLI GRAELLS CARLOS JESUS	V006266167	98	10	0,00	31,99	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EMPERADOR MARQUEZ LEONARDO FRANCISC	V007947526	12.000	10	0,00	31,99	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ERASO RODRIGUEZ RICARDO JOSE.	V006844912	4.592	10	0,00	31,99	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESCOBAR DE GARCIA ELIGIA.	V002570479	1.302	10	0,00	31,99	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESCOBAR RODRIGUEZ YUNEIDA	V006825226	5.040	10	0,00	31,99	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESPEJO EDGAR EDUARDO	V000000000	5.922	10	0,00	31,99	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESTEVES CONZO¦O DAVID NIKOLAI	V003797303	1.000	10	0,00	31,99	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESTUDIOS IDEFIX, S.R.L.	J002304642	10.248	10	0,00	31,99	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FALCON MORALES FRANCISCO ALEXANDER	V006932707	70.000	10	0,00	31,99	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FARINA FRIXA ANA MARIA	V004837005	12.138	10	0,00	31,99	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEBRES CORDERO DE PEREZ BEATRIZ E.	V001758807	20.764	10	0,00	32,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEBRES PEREZ JOSE ALBERTO	V005972132	2.834	10	0,00	32,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEDOSEJEVS SCHEFLERS GEORG.	V002066636	90.946	10	0,00	32,00	31/07/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FERNANDEZ HERRERA JORGE FELIX	V007221204	12.000	10	0,00	32,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FIGUEIRA JORGE LUIS	V008837512	30.000	10	0,00	32,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FIGUEROA COLLAZO JOHANNA SERLYN	V013311600	500	10	0,00	32,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FINANCIERA DEL VALLE, C.A.	J302923611	4.000	10	0,00	32,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FONT CARVALLO EDUARDO JOSE V	V006560336	500	10	0,00	32,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FREDERICK HOLDING INC.	J	3.908.142	10	0,17	32,17	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FRESCO DJIAN ENRIQUE.	V006197455	5.964	10	0,00	32,17	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FREYRE DE RICOL LOURDES	V005137550	8.610	10	0,00	32,17	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FUENTES GILLY MANUEL JOSE	V000000000	124.866	10	0,01	32,18	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FUNDACION CARLOS DELFINO	J001639560	100.511.658	10	4,38	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GALARRAGA RODRIGUEZ MARITZA	V004852496	3.400	10	0,00	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARABAN PEREZ FREDDY	V000000000	5.670	10	0,00	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA BLANCO LUISA JOSEFINA	V002996540	1.890	10	0,00	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA CHACON PAULA LIZBETH	V006365400	42	10	-	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA RODRIGUEZ JOSE LUIS	V004466213	1.890	10	0,00	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA RODRIGUEZ PEDRO DIONICIO	V000000000	4.000	10	0,00	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA SANOJA SIXTO JOSE	V005402528	420	10	0,00	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA SILVA MARITZA JOSEFINA	V005365211	52.708	10	0,00	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GASIA GONZALEZ IGNACIO	V003840187	420	10	0,00	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO DE CLAMENS ALBA	V002776303	6.300	10	0,00	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO KEMPIS LIVIA	V003630803	6.300	10	0,00	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO KEMPIS MARIO ALBERTO	V001873991	6.300	10	0,00	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GENTILE NIEVES GINELA FLORA	V009649778	1.890	10	0,00	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GERMAN GARCIA MARTIN JOSE	V009410767	2.400	10	0,00	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL ALVAREZ BOLIVIA GIOCONDA	V010711576	1.000	10	0,00	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL BRACHO ARTURO JOSUE	V009673341	3.024	10	0,00	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL MAYZ CARLOS RAUL JOSE	V015991481	10.500	10	0,00	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL MAYZ CAROLINA JULIETA	V015865722	10.500	10	0,00	36,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL VELUTINI JOSE VICENTE ALONSO	V004581529	21.000	10	0,00	36,57	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GINER ALONSO MARIANO ANGEL	V003157319	1.008	10	0,00	36,57	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOLDENSTEIN IANOVICI FRANKLIN	V003981127	15.200	10	0,00	36,57	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMES FERNANDES DANIEL ALEJANDRO	V012951494	3.000	10	0,00	36,57	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ ARRAIZ ROSA ELENA	V001890122	3.438.860	10	0,15	36,72	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ BERTOLINI MARIA LORENA	V009882547	102.600	10	0,00	36,72	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE CADENA JOAN MARY	V003281559	3.561.860	10	0,16	36,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE GOMEZ MONSERRATE (DIFUNTO)	V003237741	2.231.250	10	0,10	36,97	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE ROMERO SYLVIA HELENA	V004272934	88.452	10	0,00	36,98	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ FEGUNDEZ ANDRES MIGUEL	V001738523	10.000	10	0,00	36,98	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GARCIA IRAYDA LUISA	V000026370	500.000	10	0,02	37,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GARCIA JUAN VICENTE	V000965161	700	10	0,00	37,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GOMEZ GONZALO	V003177588	45.215	10	0,00	37,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GOMEZ JUAN VICENTE.	V003177587	4.730	10	0,00	37,00	31/07/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ MORIN JESUS EMILIO.	V007520172	5.796	10	0,00	37,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ PEREZ SIMON ALFREDO	V009878639	6.875	10	0,00	37,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RAMOS CATARINA ISABEL	V010349767	1.512	10	0,00	37,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ REVENGA JOSEFINA.(DIFUNTO)	V000025229	1.824.606	10	0,08	37,08	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RIVAS OMAR JOSE	V001389601	20.000	10	0,00	37,08	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RUIZ ALFREDO.	V003177249	50.442	10	0,00	37,08	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ-RUIZ RODRIGUEZ GUSTAVO	V003185691	1.425.072	10	0,06	37,15	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	V003177249	10.500	10	0,00	37,15	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ CARIAS AURA VALERIA	V003658179	1.890	10	0,00	37,15	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ CLAVELLI ANDRES	V006820671	86	10	-	37,15	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DE GAMBOA MARIA DEL PILAR	V000000000	66.276	10	0,00	37,15	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DE TAMAYO LUZ DARY	V013285399	100	10	-	37,15	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DELFINO ALFREDO	V000931866	96.500	10	0,00	37,15	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DUGARTE JOSE DE JESUS	V000984356	3.440	10	0,00	37,15	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ F. MARIA FERNANDA.	V004456050	84.546	10	0,00	37,16	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ FERRI MANUEL	V005422620	1.594.510	10	0,07	37,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ PEREZ PATRICIA ALEJANDRA	V011227401	5.260	10	0,00	37,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ REYES JOSE ANTONIO	V007227261	1.890	10	0,00	37,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ RODRIGUEZ MANUEL	V013312884	7.500	10	0,00	37,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ RODRIGUEZ WILLIAM ANIBAL	V004566920	2.394	10	0,00	37,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ TEIJIDO ADOLFO	V009968472	1.428	10	0,00	37,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ VALLENILLA JORGE JOSE	V000093253	8.365	10	0,00	37,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRANADILLO CAMPOS HECTOR JOSE	V005263553	1.890	10	0,00	37,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRESPAN RAMIREZ MILCO ATILIO	V008004463	1.500	10	0,00	37,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRILLET INSERRI SONSIRE CARLOTA	V005420938	40.000	10	0,00	37,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRIMALDI DE LIMA RAUL RAINIERO	V010333377	20.000	10	0,00	37,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GROSPERCA, .C.A.	J002382210	2.184	10	0,00	37,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUARDAZZI GOMEZ FERNANDO A. (MENOR)	V009882547	75.000	10	0,00	37,24	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUARDAZZI GOMEZ MARIA F. (MENOR)	V009882547	75.000	10	0,00	37,24	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUEVARA PORRAS JOSBELL	V006258940	900	10	0,00	37,24	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUTIERREZ DE EGA¦A AMANDA	V004349522	4.500	10	0,00	37,24	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUZMAN OLIVO FELIPE BAUTISTA	V005015905	2.300	10	0,00	37,24	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HEREDIA JUAN BAUTISTA	V000639904	45.000	10	0,00	37,24	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERMEN 5000 C.A.	J300789705	55.351	10	0,00	37,24	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ ALVAREZ MARIA DEL CARMEN	V005523342	100	10	-	37,24	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ MARTIN FRANCISCO IGNACIO	V006322089	4.410	10	0,00	37,24	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ PADRON ANGEL GONZALO	V006302275	10.000	10	0,00	37,24	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ VISO RAFAEL ANDRES	V006925148	2.940	10	0,00	37,24	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERRERA RAMIREZ JORGE ANTONIO	V006814497	26.250	10	0,00	37,25	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HIDROCONSTRUCCIONES 37, C.A.	J003126527	2.184	10	0,00	37,25	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ICCB VALORES, C.A.	J003617296	76.482	10	0,00	37,25	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INDEX FINANZAS, C.A.	J303712380	25.000	10	0,00	37,25	31/07/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA ARA, S.A.	J001564039	33.600	10	0,00	37,25	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA LA ONSEDONIA, C.A	J302476380	5.726.851	10	0,25	37,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA ZAIT MONET, C.A.	J300217485	19.404	10	0,00	37,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMUEBLES E INV. F.GOMEZ & HIJOS	J003501468	7.434	10	0,00	37,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 19.451, C.A.	J002583886	250.090	10	0,01	37,51	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 218177, C.A.	J001217479	3.000.000	10	0,13	37,64	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 3 DE OCTUBRE, C.A.	J002671262	815.136	10	0,04	37,68	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 301130, C.A	J301651472	20.456.474	10	0,89	38,57	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 7426, S.A.	J300078485	1.394.606	10	0,06	38,63	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 85735, LTD	J306225129	101.457.822	10	4,42	43,05	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 935431, C.A.	J003444774	3.459.960	10	0,15	43,21	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 9861680, C.A.	J003597163	2.164.400	10	0,09	43,30	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES ANAMIGRA, S.A.	J002864133	88.620	10	0,00	43,30	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES AVIDULES, C.A.	J002421171	17.000	10	0,00	43,30	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES BACIANI,C.A.	J003661708	1.302	10	0,00	43,30	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES COCOLI C.A.	J001240357	5.000	10	0,00	43,30	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES GLOBALCORP, C.A.	J300103986	48.678	10	0,00	43,31	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES GRUPO 21,C.A.	J003159212	2.612	10	0,00	43,31	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES HYADES, C.A.	J002061022	220.000	10	0,01	43,32	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES INVEMA 2000, C.A.	J305605831	323.682	10	0,01	43,33	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES INVERDELGO, C.A.	J302652650	1.133.172	10	0,05	43,38	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES JUVIGO C.A	J075481658	9	10	-	43,38	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES KAZALY, C.A.	J003587648	378	10	0,00	43,38	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES KHAFRE, C.A.	J002355476	1.821.456	10	0,08	43,46	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES MOLINILLO, C.A.	J001067906	44.856	10	0,00	43,46	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES MORAVIA, C.A.	J002393106	50.919.498	10	2,22	45,68	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES OSMARASIL, C.A	J002257814	2.718	10	0,00	45,68	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PALMIRA C.A.	J004912739	126	10	0,00	45,68	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PE¦ISTU, C.A.	J003690686	504	10	0,00	45,68	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PEREZ PARIS.	J000634343	28.980	10	0,00	45,68	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PITARA, S.A.	J001363386	8	10	-	45,68	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PPSD, C.A.	J312050616	17	10	-	45,68	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PRIVEGAS, S.A	J001150382	620	10	0,00	45,68	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES SF118 C.A.	J300569055	51.021.642	10	2,22	47,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TALBOT, C.A.	J001528636	3.907.906	10	0,17	48,08	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TAUCHO, C.A.	J001751025	28.014	10	0,00	48,08	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TOMHAR, C.A.	J003311391	18.394.446	10	0,80	48,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES VEIQUEVE, S.A	J002142715	127.600	10	0,01	48,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA 3-10-64, C.A.	J002671254	423.150	10	0,02	48,90	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA BENAZOLVE,S.A	J302092299	40.000	10	0,00	48,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA CONDEISA, C.A.	J003614831	682.080	10	0,03	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA CORRALITO, S.A.	J000766223	9.052	10	0,00	48,94	31/07/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERWORLD SOC. DE CORRETAJE, C.A.	J301938887	2.000	10	0,00	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVESTEMA SOCIEDAD DE CORRETAJE,C.A	J303446582	10.000	10	0,00	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	J.D. CORDERO Y ASOC.CASA DE CAMBIO	J075862002	5.418	10	0,00	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JARAMILLO RAMIREZ LUIS FRANCISCO	V001852603	60.000	10	0,00	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JARDIN DOS SANTOS AMERICO	V011197727	5.000	10	0,00	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JESURUM BELISARIO JOSE LUIS	V003187695	100	10	-	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JIMENEZ HERRERA ELKE DE LAS MERCEDE	V006851674	800	10	0,00	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JULIO A. VILLASMIL C. Y HNOS. C.A.	J	17.766	10	0,00	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	KAUFFMANN RAMIREZ CARLOS EDUARDO	V010337600	36.000	10	0,00	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	KEHRHAHN STOLK ADOLFO HENRIQUE	V008343804	500	10	0,00	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LA PORTA RENATO	V000000000	5.040	10	0,00	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAM KWAI CHEUNG JACK	E081969353	7.500	10	0,00	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAMUS ROSALES SIMON CLEMENTE	V012384564	28.150	10	0,00	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAPCO TABICMAM LEON.	V000294981	5.334	10	0,00	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LARRAZABAL GONZALEZ ENRIQUE	V007179181	15.700	10	0,00	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAURENT BONNET JEAN MICHEL	E082104873	42	10	-	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAZZARI DE VERA LEONORA	V003180798	1.000	10	0,00	48,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEAL DE MICHAEL MARIA MARGARITA	V003657124	220.500	10	0,01	48,95	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEAL VILLALON MARIO PATRICIO.	V012070465	19.404	10	0,00	48,95	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEMOINE ELIA FREDDY	V003812521	1.890	10	0,00	48,95	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON MARTINEZ LILIAN ONEIDA	V003237154	1.000	10	0,00	48,95	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON RAMIREZ DANICE KATIN	V011932693	3.085	10	0,00	48,96	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON ROJAS ARISTARCO PISENO	V000085225	15.000	10	0,00	48,96	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LIZCANO GALVAN HENRY ALBERTO	V005266898	1.890	10	0,00	48,96	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOAIZA OROPEZA CELIA ROSARIO	V007176455	1.890	10	0,00	48,96	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOPEZ RODRIGUEZ LUIS	V006310155	2.500	10	0,00	48,96	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOPEZ ROJAS CARLOS AUGUSTO.	V003225759	72	10	0,00	48,96	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOVERA SANCHEZ WILMER EDITO	V005976038	2.400	10	0,00	48,96	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOVERA VEGAS JUAN ANTONIO	V005534882	5.000	10	0,00	48,96	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LUCCA BIANCHI ANABELLA	V015179098	12.384.043	10	0,54	49,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LUNA HERNANDO LUIS	V007444883	850	10	0,00	49,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MACERO RODRIGUEZ BEATRIZ DEL CARMEN	V006562613	21.000	10	0,00	49,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MADINA INVESTMENT	J311927476	747.094	10	0,03	49,53	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MADINA INVESTMENTS LTD.	J000000000	8.569.728	10	0,37	49,90	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAGO RODRIGUEZ LEOPOLDO JOSE	V010461621	8.000	10	0,00	49,90	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAMAN NENDEZ GISELA	V009882304	5.000	10	0,00	49,90	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANCERA FONT GUSTAVO JOSE	V005532735	1.500	10	0,00	49,90	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANRIQUE HUIZI CAMILO FELIPE	V011029975	40.000	10	0,00	49,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANTEIGA GARCIA JOSE	V002103522	58.632	10	0,00	49,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANTEIGA PEREZ MAGALY	V008816647	12.600	10	0,00	49,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAPFRE LA SEGURIDAD,C.A. DE SEGUROS	J000214107	9.338	10	0,00	49,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARANTE CASTILLO MARUMA VALENTINA	V003887541	1.260	10	0,00	49,91	31/07/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARCANO ADRIANZA HUMBERTO JOSE	V003671561	9.540	10	0,00	49,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARCIALES MARTIN	V000000000	17.766	10	0,00	49,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARIN DE FERNANDEZ MARIA ELIZABETH	V005093402	500	10	0,00	49,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARIN MORENO BEATRIZ JOSEFINA	V006060637	394	10	0,00	49,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARINE FERRE JOSE	V001866338	2.000	10	0,00	49,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ ABAL MARIA ISABEL	V008316337	16.000	10	0,00	49,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DE THOMSON JUANA CRISTINA	V002249671	3.200.000	10	0,14	50,05	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DIAZ JOSE ANGEL	V002862537	6.157	10	0,00	50,05	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DUBRA JOSE MANUEL	E081217643	3.200	10	0,00	50,05	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ ESPINOZA HUMBERTO LUIS	V005971582	3.200	10	0,00	50,05	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GARRIDO IGNACIO JOSE	V002767335	3.570	10	0,00	50,05	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GOMEZ CARMEN ELENA	V002249670	852.472	10	0,04	50,09	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GONZALEZ VICTOR RAMON	V000967831	3.200	10	0,00	50,09	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MATA MERINO MANUEL	V006299093	33.620	10	0,00	50,09	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MATUTE RUIZ OLGA.	V000000000	114.030	10	0,00	50,10	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAURY DE PAPARONI ALICIA	V000228851	168.750	10	0,01	50,10	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAURY RODRIGUEZ MARIA EUGENIA	V006555660	4.049	10	0,00	50,10	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO AGUILAR ASEL ISAAC	V009659837	504	10	0,00	50,10	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO DE ASPRINO GLADYS	V000565582	1.260	10	0,00	50,10	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO DE AVILA FELICIA	V000559452	1.260	10	0,00	50,10	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO ESPINOZA JOSE FELIX	V000559830	1.260	10	0,00	50,10	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO ESPINOZA MERCEDES	V001789381	1.260	10	0,00	50,10	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MELIAN TRUJILLO JOSE ALBERTO	V004350479	11.216	10	0,00	50,10	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ ESCALANTE MANUEL E.(DIFUNTO)	V000007544	14.500	10	0,00	50,10	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ ESTEVEZ CARMEN TERESA.	V006809914	3.066	10	0,00	50,10	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ MARTINEZ CARLOS AUGUSTO	V000043487	41	10	-	50,10	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ MENDEZ CARLOS FELIPE.	V006914120	1.000	10	0,00	50,10	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ NELLY DE JESUS	V003725794	2.200	10	0,00	50,10	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ PE#ALVER CARMEN EMPERATRIZ	V003152763	3.000	10	0,00	50,10	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ RANGEL GRICEL ESTHER	V014629079	4.000	10	0,00	50,10	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDOZA PIRES LUIS IGNACIO	V003181392	126	10	0,00	50,10	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MERLO MENDOZA ENRIQUE JOSE	V001745320	171.738	10	0,01	50,11	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MILANASA LLC	J308476072	169.433.930	10	7,39	57,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MIRANDA DE RODRIGUEZ LUISA MARGARIT	V000212171	59.850	10	0,00	57,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOLINA MOROS BENJAMIN	V002245426	2.394	10	0,00	57,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTAÑO CARRASCO CIRILO	V000032366	6.750	10	0,00	57,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES DE OCA GUTIERREZ JOSE M	V006910667	6.000	10	0,00	57,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES GOMEZ ALVARO	V009882474	12.600	10	0,00	57,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES NARVAEZ GONZALO ARMANDO	V000769892	16.500	10	0,00	57,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTIEL DE CORRO MARLENE COROMOTO	V005275530	1.134	10	0,00	57,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORA CIANGHEROTTI NOEMY	V007220942	1.764	10	0,00	57,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORALES JOSE ANTONIO (DIFUNTO)	V006053526	1.890	10	0,00	57,50	31/07/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORENO PEREZ ANIBAL JAVIER	V010339020	1.700	10	0,00	57,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORENO RAFAEL RAMON	V002145478	3.000	10	0,00	57,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORON APONTE FEDERICO	V000238723	6.600	10	0,00	57,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOROS CAVICCHIONI HORACIO ALBERTO	V010331080	5.250	10	0,00	57,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORRIS GUTIERREZ JOHN STANLEY	V006563138	5.000	10	0,00	57,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORRISON COLIMODIO PATRICK JOSEPH	V006979770	1.000	10	0,00	57,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOUCHET PERELLO VIKTOR RENE.	V006972947	1.764	10	0,00	57,50	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MUJICA PALUMBO JOSE ALEJANDRO	V010283115	28.000	10	0,00	57,51	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NANNINI SCOVINO MAURO BRUNO	V005308444	14.300	10	0,00	57,51	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NATSCUMCO(NOMINEE FOR CITIBANK NA	J303087116	804.234.675	10	35,06	92,56	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NAVARRO ORTIZ ANGEL	V002060278	56.196	10	0,00	92,57	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NEHER BORJAS BERNARDO ENRIQUE	V001724475	29.904	10	0,00	92,57	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NERI LUCIANI ANTONIO JOSE	V009967584	42	10	-	92,57	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NICOLAU DE GARCIA ROSA MARIA	V005269453	6.300	10	0,00	92,57	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NU¦EZ ISAVA FERNANDO	V004081010	500	10	0,00	92,57	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NUNES ABILIO MANUEL	E081722678	25.882	10	0,00	92,57	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OCCHINO RAGUSA FILIPPO	V006349236	25.000	10	0,00	92,57	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OCCHINO RAGUSA GIOVANNI	V006271737	29.942	10	0,00	92,57	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OJEDA RODRIGUEZ JOHNNY ALBERTO	V003585749	3.654	10	0,00	92,57	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OLIVARES HERIZE ALBERTO (DIFUNTO)	V000023991	575.858	10	0,03	92,60	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ORAMAS PAEZ SANTIAGO JOSE	V003350244	6.300	10	0,00	92,60	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ORLANDO LOPEZ ANTONINO	V010823376	2.000	10	0,00	92,60	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OTEYZA SCULL JAIME	V002940697	5.334	10	0,00	92,60	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PACHECO MARCIALES LUCIO	V000000000	5.922	10	0,00	92,60	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PADRON DE GRASSO MARIA SUSANA	V007682347	4.000	10	0,00	92,60	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAEZ RINCON MANUEL VICENTE	V010449196	1.067	10	0,00	92,60	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PALAZZI OCTAVIO CARLOS ALBERTO	V006979504	870	10	0,00	92,60	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI DE PAHL MARITZA DEL CARMEN	V003151816	176.994	10	0,01	92,61	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MAURY ALICIA MARIELA.	V005532404	6.200.000	10	0,27	92,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MAURY CARLOS HENRIQUE JOSE	V006562483	6.200.000	10	0,27	93,15	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE CONO MARIO	V000270433	176.994	10	0,01	93,15	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE FERNANDO CESAR	V002113431	905.996	10	0,04	93,19	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE JOSE GAETANO	V000270434	326.994	10	0,01	93,21	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE JOSEFINA	V001887236	176.994	10	0,01	93,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI SANCHEZ GUSTAVO	V006749570	2.000	10	0,00	93,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI SANCHEZ SILVIA	V011739030	12.000	10	0,00	93,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARDO ZABALA MARIA ELIZABETH	V007169271	1.000	10	0,00	93,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARRA FLORENSA CARLOS JOSE	V008870564	1.134	10	0,00	93,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARRA PARDI MARIA ELENA	V001719084	3.696	10	0,00	93,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PASSINI CALORE ANGELO.	V002952820	1.882	10	0,00	93,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PATI¦O PEREZ TRINA MARGARITA	V004516265	29.736	10	0,00	93,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAUL ALFREDO LUIS.	V003177669	5.250	10	0,00	93,22	31/07/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEDRAZA DE AVILA LAURA ELCIDE	V003753051	1.000	10	0,00	93,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PELLICER DE VILLASMIL HILDA MARGARI	V002994724	15.000	10	0,00	93,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEñALOZA CARMEN ZULAY	V009096246	100	10	-	93,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PERDOMO GONZALEZ NESTOR	V000046884	119.238	10	0,01	93,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ DE HERNANDEZ CARMEN ELENA	V002094595	22.428	10	0,00	93,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ FREDDY ARMANDO	V005217871	12.600	10	0,00	93,22	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ LOPEZ RUBEN	V005530411	10.000	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ MADRIZ JULIET BETINA	V005523835	500	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ RODERO MARIA JOSE	V010517282	1.323	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PERISSE RODRIGUEZ LILENA MARIA	V011682940	5.021	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PINEDO CASTILLO MAITRELLA	V007226050	504	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PITA PITA CARLOS	V006563699	3.696	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PLANCHART MARQUEZ REINALDO JOSE	V005535369	4.452	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	POLANCO PADILLA JOSUE	V010515242	2.500	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	POLEO SCHMIDT ALBERTO IGNACIO	V009880649	2.800	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PONS SOLER JOSE MARIA	V001874068	60.300	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRAT CARIM ARIEL	V001853648	604	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRATO DE ACEDO JOSEFINA	V001645306	1.600	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRIMUS MERCADO DE CAPITALES,C.A	J303486088	1.000	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROGRESO MERCADO DE CAPITALES, C.A.	J300099911	4.452	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROMOCIONES MAROVEGAS, C.A	J001151966	2.000	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROMOTORA ABSA, C.A.	J003394459	2.366	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PUPPIO ZINGG VICENTE JOSE.	V009971382	3.570	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAGUSA SAGLIMBENI ANTONIETA	V007448231	59.850	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ CONTRERAS RAMON ENRIQUE	V002149926	59.262	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ LUJAN JULIA ERNESTINA	V000153014	126	10	0,00	93,23	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ ORTIZ ANGEL JESUS	V000935431	12.258.588	10	0,53	93,77	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ SULBARAN BRIXON MANUEL	V007815754	420	10	0,00	93,77	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RANGEL FORNEZ JOSE GREGORIO	V005533846	88	10	-	93,77	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RECARTE GAZTELUMENDI ROMAN (DIFUNTO	V002118395	40.362	10	0,00	93,77	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REQUENA ORLANDO ANTONIO	V005269025	1.134	10	0,00	93,77	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REQUENA WILLIAMS RAMON	V007209963	1.764	10	0,00	93,77	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RETO VALORES CARVICHI, C.A.	J003578517	20.000	10	0,00	93,77	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REZNICEK WEIRAUCHOVA HANY	V001710885	2.245.264	10	0,10	93,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIBEIRO DE GOUVEIA ALDEMARO.	V005966632	3.696	10	0,00	93,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RICOL DE TINOCO ANA LOURDES	V006070708	4.452	10	0,00	93,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIPANTI DE AMAYA MIREYA	V003971319	50.000	10	0,00	93,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVAS BERNERD	V007252841	1.890	10	0,00	93,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVERO GUERRERO SAULO ALEJO.	V005129662	1.764	10	0,00	93,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVERO LEGORBURU LUIS ALBERTO	V000071877	5.250	10	0,00	93,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIZZUTI FERRARI VICENTE ANTONIO	V002561510	4.018	10	0,00	93,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROBLETO DE ANDRADE MARIA DE LOS A.	V003157344	708	10	0,00	93,87	31/07/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODERO GARCIA MARISOL	V001727482	661	10	0,00	93,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ ALIX	V000000000	882	10	0,00	93,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ DE CHAVEZ MAGALY ASENCION	V003720995	2.142	10	0,00	93,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ ERASO FERMIN ANTONIO N.	V006164870	3.424	10	0,00	93,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ FERREIRA JOSE LISANDRO	V011307497	3.600	10	0,00	93,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ HERNANDEZ EDGAR HERNAN	V002887769	5.964	10	0,00	93,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ LOPEZ MANUEL	V001450769	187.238	10	0,01	93,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ REGGETI CARLOS RAUL DEL P	V003176653	588	10	0,00	93,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ RODRIGUEZ HECTOR TIMOTEO	V004191198	12.600	10	0,00	93,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROJAS GONZALEZ YANELLI JOSEFINA	V006242169	1.570	10	0,00	93,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO MARTINEZ FELIX	V000003609	44.856	10	0,00	93,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO THORMAHLEN ANDRES.	V003664281	36.682	10	0,00	93,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO VALENCIA CARLOS	V003869107	4.000	10	0,00	93,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RONDON MOLINA HAZAUL	V002289790	5.964	10	0,00	93,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES ALVAREZ SERGIO OSCAR	V005968615	2.460	10	0,00	93,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE LABRADOR SONIA	V002153578	210	10	0,00	93,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE PARRA GLORY	V003231676	210	10	0,00	93,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE PEREZ MIRNA	V003476104	210	10	0,00	93,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANO CARLOS	V002155250	210	10	0,00	93,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANO LUIS	V003406526	210	10	0,00	93,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANOS PEDRO	V003144380	210	10	0,00	93,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSAS PAIS EDUARDO JOAQUIN	V006054449	18.072	10	0,00	93,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSQUETE PORCAR DE V. NILDA ESTHER	V008578040	4.704	10	0,00	93,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROTH BLUMENKRANE ALAN DAVID	V005541143	2.646	10	0,00	93,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROTUNDO DE VIEGA ANA MARIA	V005539210	1.050	10	0,00	93,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROUSSET THIERRY JEAN EDOUARD HENRI	E009571140	17.600	10	0,00	93,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUBIO ESPITIA JOSE GREGORIO	V000987645	2.000	10	0,00	93,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUEDA GUARIN BEATRIZ ERNESTINA	V006361866	1.134	10	0,00	93,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ ALMANDOZ ISMAEL JOSE	V001725241	194.148	10	0,01	93,90	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ DE ESCUDER ANA SOFIA.	V001894439	114.030	10	0,00	93,90	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ DE PANTIN ELENA	V000000000	18.438	10	0,00	93,90	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ GONZALEZ UVENCIO EDUARDO	V002991731	18.250	10	0,00	93,90	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ JORGE ENRIQUE.	V005211678	3.570	10	0,00	93,90	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ MORENO MARIA AURORA	V003563245	50.000	10	0,00	93,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUSSO LAPENTA ACHILE	V006157440	450	10	0,00	93,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	S.A. DE EDUC. Y CULTURA RELIGIOSA	J000122555	78.750	10	0,00	93,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SAHMKOW RANGEL RAMON EDUARDO	V003124028	23.500	10	0,00	93,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALAS DELFINO GUILLERMO ALEJAND	V005314494	8.400	10	0,00	93,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALAS PARRA TITO	V000028087	188.160	10	0,01	93,92	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALVATIERRA RAMOS ROBERTO IGNACIO	V004768561	250.000	10	0,01	93,93	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANABRIA GARCIA ENRIQUE	V003658351	115.164	10	0,01	93,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DE PAPARONI MARIA CRISTINA	V003401999	112.000	10	0,00	93,94	31/07/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DE PERERA SYLVIA MARGARITA	V005299118	15.500	10	0,00	93,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ GARCIA VIANNEY AGUSTIN	V009417681	6.097	10	0,00	93,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANDOVAL SUAREZ JOSE ALI	V003729248	50.000	10	0,00	93,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANTANA NARVAEZ JOSE DE JESUS.	V006870154	882	10	0,00	93,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANTOS MENDEZ ANTONIO JUAN	V006087124	20	10	-	93,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SAVINO PALACIOS RAUL	V004354308	4.000	10	0,00	93,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCULL MEDEROS EDUARDO RENE	V004084233	12.222	10	0,00	93,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCHAUBLE DE GISLER ELISABETH	V011345268	1.000	10	0,00	93,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCHMID WERNER	V015182060	1.176	10	0,00	93,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SEQUEIRA SANTAELLA JOSE MANUEL.	V006809631	3.570	10	0,00	93,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SEQUERA INAGAS LUIS JAVIER	V010346617	294	10	0,00	93,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SERV.INMOBILIARIOS 13 DE NOVIEMBRE	J301020871	44.096.976	10	1,92	95,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIEDER DE NARVAEZ SUSANA MARIA	V007239408	1.800	10	0,00	95,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SILVA GRANADOS VICTOR JOSE	V003414719	126	10	0,00	95,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIMON KOSKAS ARMAND SALOMON	E082056871	294	10	0,00	95,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SINRAM GRINVALDS ARNO CARLOS A.	V004172202	868	10	0,00	95,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIRACUSA LILIANA	V000000000	630	10	0,00	95,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SISO SOSA ARTURO IGNACIO	V012625895	2.300	10	0,00	95,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLANILLA KOCH ELIZABETH ALICIA	V005425713	75.000	10	0,00	95,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLORZANO NICOLAS	V004312228	40	10	-	95,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLLECITO ERRICO DOMENICO GIUSEPPE	V010474893	2.400	10	0,00	95,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOSA FREITES JORGE LUIS	V005524353	672	10	0,00	95,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOTILLO PEREZ LUIS ANDRES	V006434271	6.300	10	0,00	95,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOTO APONTE PEDRO JOSE	V001713422	48.800	10	0,00	95,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	STARKE AROCHA SIMON AUGUSTO.	V007026053	882	10	0,00	95,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ MUJICA RAFAEL FRANCISCO	V003178499	26.000	10	0,00	95,87	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ OTERO MANUEL JOSE	V011227150	140.000	10	0,01	95,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ RAFAEL EDMUNDO	V002765015	80	10	-	95,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ RIVERO JEABELL YVAC	V004367050	1.890	10	0,00	95,88	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUC DELFINO ARRIENS GUSTAVO S.	V000217205	231.840	10	0,01	95,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SULTAN BENDAYAN ISAAC ENRIQUE	V005537521	6.500	10	0,00	95,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SULVARAN DE SARDI NANCY MARGARITA	V000646486	4.000	10	0,00	95,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TAMAYO LAVIE FERNANDO ENRIQUE	V004087380	17.934	10	0,00	95,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TEXIER TORRES EDUARDO	V002685298	24	10	-	95,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	THREE D INTERNATIONAL MARKETING,INC	J305524220	23	10	-	95,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TINOCO RICHTER CESAR	V000005680	8.000	10	0,00	95,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TIRADO ANTONIO	V000000000	20.916	10	0,00	95,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDANO A. DINA MARGARITA.	V005664714	1.386	10	0,00	95,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDANO MAMAN AARON	V001521675	504	10	0,00	95,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDO GUERRERO ENRIQUE	V000053213	6.500	10	0,00	95,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOP SYSTEM INTERNATIONAL, C.A.	J303695779	3.000	10	0,00	95,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TORREALBA MARIA CANDELARIA	V005612756	1.134	10	0,00	95,89	31/07/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TORREALBA VILLALBA HILDA MARGARITA	V005373787	2.394	10	0,00	95,89	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRAVIESO PASSIOS ALFREDO EDUARDO	V001733805	280.000	10	0,01	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO MARTINEZ OSCAR ANTONIO	V009417103	1.184	10	0,00	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO TRUJILLO HECTOR JULIO	V003399120	2.898	10	0,00	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO TRUJILLO JULIO	V000903963	2.898	10	0,00	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUM MORONEY JOHN MORONEY	E000921871	25.000	10	0,00	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	URAN CARDONA MARIO	V006276556	4.500	10	0,00	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	URBANO BERRIZBEITIA JOAQUIN ANDRES	V006302360	3.696	10	0,00	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALDERRAMA TOMAS	V000049576	5.000	10	0,00	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALERO DE ZAMBRANO MARIA FLORA	V006561456	1.428	10	0,00	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALORES PISA, C.A.	J003324612	5.964	10	0,00	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALORES VALFESA CASA DE BOLSA, S.A.	J003633771	8.680	10	0,00	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALLES MARCANO ALFREDO.	V003657158	320	10	0,00	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VARELA JAIMES EDUARDO ANTONIO	V003322613	30.000	10	0,00	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VASQUEZ BRICE¦O JOSE OMAR	V005759118	1.764	10	0,00	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VEIGA FANDI¦O CARLOS	V005074137	672	10	0,00	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELASCO Z. RAFAEL MARIA	V003187699	5.964	10	0,00	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELASQUEZ BETANCOURT GUSTAVO LUIS	V005305339	2.646	10	0,00	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELUTINI RUIZ ANDRES.	V000005198	114.030	10	0,00	95,91	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELUTINI RUIZ JOSE ANTONIO	V000019865	70.812	10	0,00	95,92	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VENEZOLANO DE CREDITO,S.A. BCO.UNIV	J000029709	466.976	10	0,02	95,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VERENZUELA DAZA HARVIS ADRIAN	V007251017	1.134	10	0,00	95,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VERGARA SUBERO DAVID RICARDO	V006000031	18.000	10	0,00	95,94	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VETA HOLDINGS A V V	J305532834	65.175.046	10	2,84	98,78	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIEZ CLESENCIO ANTONIO	V001869982	2.000	10	0,00	98,78	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLA ROSA HOLDINGS A.V.V.	J305532842	22.269.496	10	0,97	99,75	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLARREAL DURAN MARIA LUISA AURORA	V000345693	10.000	10	0,00	99,75	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLAVICENCIO TORRES LINO ENRIQUE	V003841940	1.890	10	0,00	99,75	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIRTUOSO HOLDINGS A.V.V.	J305533016	5.617.374	10	0,24	100,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VISCAYA ELBA JOSEFINA	V007233634	2.000	10	0,00	100,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIVAS DE DURAN LAURA CECILIA	V004431276	1.764	10	0,00	100,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIVAS DE TARRE IRIS TERESA	V002985924	37	10	0,00	100,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	WALLIS ALBERTO	V010331334	78	10	0,00	100,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	WHITE SOUL CORP.	J304049854	17	10	0,00	100,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAFRA VELANDIA JOSE MARTIN	V007246036	1.570	10	0,00	100,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAMORA DE OJEDA AILEEN LILIANA	V007242218	3.024	10	0,00	100,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAPPI UYA CLARA DEL CARMEN	V006929097	10.000	10	0,00	100,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZARATE MARTINEZ MARIA ELENA	V006226693	2.394	10	0,00	100,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZUCCHI BUTTAGLIERI JUAN LUCAS	V006821992	59.262	10	0,00	100,00	31/07/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZULOAGA POCATERRA PEDRO	V004765495	2.238	10	0,00	100,00	31/07/2006
				2.294.009.424		100,00		


PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, July 28, 2006

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.

Dear Sirs:

This aims at informing you that the Board of Directors of my principal, in its meeting No.948 of this same date, decided to convene a Special Shareholders´ Meeting for August 11, 2006 in order to consider decreeing an additional cash dividend of Seventeen Bolivars (Bs.17.00) per share in the terms and conditions that will be subject to the consideration of such Meeting, delegating to the Board of Directors the power of setting the registry date (limit date of registry with benefit) and payment date (effective date of registering benefit) .

This notification is made to comply with the provisions set forth by the National Securities and Exchange Commission, Resolution No.110-2004 as of August 11, 2004 published in Ordinary Official Gazette No.38007 dated August 24, 2004.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.


2
INTERPRETE
PUBLICO

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman.

Enclose model notification and proposal.

RIF (Tax Information Registry Number) J-00023530-9

NIT (Taxpayer Identification Number) 000-74648-7-8

Laywer Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Cacaito, Urb. El Bosque – Phone 9012307 – Fax 9012112 e-mail: ngonzalez@manpa.com.ve --

[Letterhead of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 11:00 a.m., on August 11, 2006 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing upon an extra dividend to be allocated among shareholders and delegating the Board of Directors to set the dates for registration and payment to shareholders. Shareholders are hereby informed that the dividend proposal and other documents related to this notification are available at the company premises.

Caracas, August 3, 2006.

FOR THE BOARD OF DIRECTORS.

CARLOS DELFINO T.

Chairman. --

[Letterhead of MANPA]

SPECIAL SHAREHOLDERS´ MEETING

AUGUST 11, 2006



PROPOSAL

SOLE ITEM OF NOTIFICATION.- The Board of Directors does herein decree an additional cash dividend of Seventeen Bolivars (Bs.17.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the "Undistributed retained earnings account at December 31, 2005" in favor of shareholders registered on the fifth business day following the publication of the notice of dividends in one (1) newspaper of major national circulation, payable on the ninth business day following that date (effective record date with profit), and delegating the Board of Directors to set the dates for registration and payment to shareholders.------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

BALANCE SHEET AT DECEMBER 31, 2005

(Stated in thousand Bs.)

ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	14,928,807
Investments available for sale	8,816,776
Bills and accounts receivable - net	113,498,482
Advances to suppliers and others	3,520,063
Inventory - net	54,489,286
Expenses paid in advance	584,827
Total current assets	195,838,241
INVESTMENTS IN AFFILIATES - net	30,037,022
PROPERTY, PLANT AND EQUIPMENT - Net	393,717,528
TOTAL	619,592,791
LIABILITIES, AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Promissory notes and bank overdrafts	47,019,985

Current portion of obligations and commercial papers	2,946,531
Accounts payable	71,537,100
Dividends payable	8,733,509
Accumulated expenses payable	6,522,471
Taxes payable	1,958,308
Deferred taxes	51,522,348
Total current liabilities	190,240,252
PROVISION FOR SENIORITY PAYMENT	6,786,480
Total liabilities	197,026,732
SHAREHOLDER'S EQUITY – as per attached financial statement	422,566,059
TOTAL	619,592,791

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER 31, 2005

(Stated in thousand bolivars except Net income per share)

NET SALES	368,752,677
SALES COST	282,789,536
GROSS INCOME	85,963,141
SALES EXPENSES	28,889,432
OVERHEADS AND ADMINISTRATIVE EXPENSES	16,731,899
	45,621,331
OPERATING INCOME	40,341,810
OTHER INCOME (DISBURSEMENTS):	
Loss from swap transactions with securities	(3,671,665)
ADR Commissions	(505,370)
Bank debit tax	(3,058,535)
Others –net	(563,217)
	(7,798,787)

INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(4,422,847)
Interests on temporary investments	678,654
Exchange differences – net	3,867,347
	123,154
INCOME BEFORE TAXES	32,666,177
TAX PROVISION	
Income tax	(3,171,408)
INCOME BEFORE PARTICIPATION IN THE RESULTS FROM SUBSIDIARIES AND AFFILIATE	35,837,585
PARTICIPATION IN RESULTS FROM SUBSIDIARIES AND AFFILIATES	678
NET INCOME	35,838,263

(Next there is the Statement of movements in equity accounts for the year ended at December 31, 2005) ---

[Next, there is the statement of movements in Equity accounts for the year ended at December 31, 2005] ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVEMENTS IN UNDISTRIBUTED RETAINED EARNINGS

(Stated in thousand bolivars)

	Retained earnings
	Undistributed
BALANCES AT DECEMBER 31, 2004	237,211,354
Cash dividends	(45,880,188)
Net income	35,838,263
BALANCES AT DECEMBER 31, 2005	227,169,429
Decreed dividend at April 12, 2006 (Bs.12 per share)	(27,528,113)
Dividend proposed by the Board of Directors of MANPA on	

July 28, 2006 (Bs.17 per share)	(38,998,160)
	160,643,156

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 6, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR YEAR ENDED AT DECEMBER,31, 2005
(Stated in thousand bolivars)

			Retained Earnings				
	Capital Stock	Accrued results from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of Retained Earnings for the sole use of payment of share dividends of the Company and subsidiaries	*Undistributed*	Non-realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Net income	-	-	-	-	35.838.263	-	35.838.263
Reasonable value of available investments for sale	-	-	-	-	-	(1.156.123)	(1.156.123)
Cash dividends		-	-	-	(45.880.188)	-	(45.880.188)
Result from translation	-	178.084	-	-	-	-	178.084
BALANCES AT DECEMBER 31, 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 28 de julio de 2006

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

La presente tiene como finalidad informarles que la Junta Directiva de mi representada, en su reunión N° 948 de esta misma fecha, decidió convocar a una Asamblea General Extraordinaria de Accionistas para el 11 de agosto de 2006, con el objeto de considerar un decreto de dividendo extraordinario en efectivo de Diecisiete Bolívares (Bs. 17,oo) por acción, en los términos y condiciones que serán sometidos a la consideración de la misma, delegando en la Junta Directiva la facultad de establecer las fechas de registro (fecha límite de transacción con beneficio) y de pago (fecha efectiva de registro del beneficio).

Notificación que hacemos a objeto de dar cumplimiento con lo establecido por la Comisión Nacional de Valores en su Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo: modelo convocatoria y proposición

RIF: J-00023530-9 NIT: 000-74648-7-8
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 11 de agosto de 2006, a las 11:00 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO UNICO
Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la propuesta de dividendo y los demás documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía.

Caracas, 03 de agosto de 2006

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380



Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS
11 DE AGOSTO DE 2006

PROPOSICION

PUNTO UNICO DE LA CONVOCATORIA.- La Junta Directiva propone decretar un dividendo extraordinario en efectivo de Diecisiete Bolívares (Bs. 17,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la "Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2006", a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

BALANCE GENERAL, 31 DE DICIEMBRE DE 2005

(Expresados en miles de bolívares)

ACTIVO	
ACTIVO CIRCULANTE:	
Efectivo y equivalentes de efectivo	14.928.807
Inversiones disponibles para la venta	8.816.776
Efectos y cuentas por cobrar - neto	113.498.482
Anticipos a proveedores y otros	3.520.063
Inventarios - neto	54.489.286
Gastos pagados por anticipado	584.827
Total activo circulante	195.838.241
INVERSIONES EN AFILIADAS - Neto	30.037.022
PROPIEDADES, PLANTA Y EQUIPO - Neto	393.717.528
TOTAL	619.592.791
PASIVO Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	47.019.985
Porción circulante de obligaciones y papeles comerciales	2.946.531
Cuentas por pagar	71.537.100
Dividendos por pagar	8.733.509
Gastos acumulados por pagar	6.522.471
Impuestos por pagar	1.958.308
Impuesto diferidos	51.522.348
Total pasivo circulante	190.240.252
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	6.786.480
Total pasivo	197.026.732
PATRIMONIO - Según estado financiero adjunto	422.566.059
TOTAL	619.592.791



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

ESTADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2005
(Expresados en miles de bolívares, excepto utilidad neta por acción)

VENTAS NETAS	368.752.677
COSTO DE VENTAS	282.789.536
UTILIDAD BRUTA	85.963.141
GASTOS DE VENTAS	28.889.432
GASTOS GENERALES Y ADMINISTRATIVOS	16.731.899
	45.621.331
UTILIDAD EN OPERACIONES	40.341.810
OTROS INGRESOS (EGRESOS):	
Pérdida en operaciones de permuta con titulos valores	(3.671.665)
Comisiones ADR	(505.370)
Impuesto al débito bancario	(3.058.535)
Otros - neto	(563.217)
	(7.798.787)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(4.422.847)
Intereses sobre inversiones temporales	678.654
Diferencias en cambio - neto	3.867.347
	123.154
UTILIDAD ANTES DE IMPUESTOS	32.666.177
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	(3.171.408)
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	35.837.585
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	678
UTILIDAD NETA	35.838.263

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

ESTADO DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2005
(Expresados en miles de bolívares)

	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Utilidades Retenidas: Reserva legal	Utilidades Retenidas: Saldo neto actualizado de utilidades retenidas para uso único pagos de dividendos en la acciones de la Compañía y sus subsidiarias	Utilidades Retenidas: No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Utilidad neta	-	-	-	-	35.838.263	-	35.838.263
Valor razonable de inversiones disponibles para la venta						(1.156.123)	(1.156.123)
Dividendos en efectivo	-	-	-	-	(45.880.188)		(45.880.188)
Resultado por traducción		178.084					178.084
SALDOS AL 31 DE DICIEMBRE DE 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVIMIENTO DE LAS GANANCIAS RETENIDAS NO DISTRIBUIDAS

(Expresados en miles de bolívares)

	Utilidades Retenidas No distribuidas
SALDOS AL 31 DE DICIEMBRE DE 2004	237.211.354
Dividendos en efectivo	(45.880.188)
Utilidad neta	35.838.263
SALDOS AL 31 DE DICIEMBRE DE 2005	227.169.429
Dividendo decretado el 12 de abril de 2006 (Bs. 12 por acción)	(27.528.113)
Dividendo propuesto por la Junta Directiva de MANPA el 28 de julio de 2006 (Bs. 17 por acción)	(38.998.160)
	160.643.156



The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, August 15, 2006

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.

Dear Sirs:

We do hereby address you to comply with the provisions set forth in Article 5 of the Periodical or Occasional Information that Needs to Be Submitted by People Subject To Control by the National Securities and Exchange Commission, in compliance with Resolution 012-2006 dated February 9, 2006 in regard to which the following documents are attached hereto:

1. Updated list of shareholders at the date of holding the Special Shareholders' Meeting held on August 11, 2006 issued by the Transfer Agent and "Caja Venezolana de Valores", this latter printed using the electronic system of said institution.
2. Publication of newspaper ad about payment of dividend.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.


INTERPRETE
PUBLICO
2

ALEJANDRO DELFINO T. (signed) Illegible.

Executive President.

RIF (Tax Information Registry Number) J-00023530-9

NIT (Taxpayer Identification Number) 000-74648-7-8

Laywer Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Cacaito, Urb. El Bosque – Phone 9012307 – Fax 9012112 e-mail: ngonzalez@manpa.com.ve --

El Universal. National Award of Journalism, Mention Design. Prize to Excellence by the "SND" – International Award of Infographics Malofiej 2004 and 2006. Sunday, August 13, 2006. Caracas, Venezuela. Year XCVII – No.34878 – Legal Deposit PP-I9090IDF43

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.949 dated August 11, 2006 decided to set the record dates and payment of dividends, giving effect to that approved as of August 11, 2006 by the Special Shareholders' Meeting, which decreed an extraordinary cash dividend of Seventeen Bolivars (Bs.17.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings account at December 31, 2005 corresponding to shareholders registered on the fifth business day following the publication of the notification in one (1) newspaper of major national circulation, that is, on August 21, 2006 (limit transaction date with profit), payable on the ninth business day following that date, that is from September the 1st, 2006 (effective record date with profit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, August 13, 2006. --

Translators´ Note:

Next, there is a 5-page list of shareholders registered through the "C.V.V. Caja Venezolana de Valores" used by Venezolano de Crédito for MANPA Special Shareholders´ Meeting. Friday, August 11, 2006. Next, there is 13-page list: VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL. TRANSFER AGENT. SYSTEMS MANAGEMENT. SHAREHOLDERS BOOK. COMPANY: MANUFACTURAS DE PAPEL, C.A. S.A.C.A. BATR202 PROGRAM. DATE: 8/10/06. The list includes nine (9) columns, namely: Identity Card No./RIF (Tax Information Registry Number); Name; Address; Shares A; Shares B; Shares C; Shares D; Total Shares; % capital. The seal of VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL, Transfer Agent appears at the bottom of each of the thirteen pages. --

The foregoing is the true and exact translation of the attached copy of the documents IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 4, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molinó Papel Higiénico
Teléfonos (043) 407511 - 407413 - 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venez
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2006 AGO 17 AM 10: 50
RECIBIDO

Caracas, 15 de agosto de 2006

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

Nos dirigimos a ustedes a fin de dar cumplimiento con lo establecido en el Artículo 5 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, según Resolución 012-2006 de fecha 9 de febrero de 2006, por lo cual acompañamos los siguientes documentos:

1. Listado actualizado de accionistas a la fecha de celebración de la Asamblea Extraordinaria de Accionistas celebrada el 11 de agosto de 2006, emitidos por el Agente de Traspaso y la Caja Venezolana de Valores, este último impreso a través del sistema electrónico de la misma.

2. Publicación del aviso del pago de dividendo.

Atentamente,

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

ALEJANDRO DELFINO T.
Presidente Ejecutivo

RIF-J-00023530-9
NIT-000-74648-7-8
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO • PREMIO A LA EXCELENCIA DE LA SND • PREMIO INTERNACIONAL DE INFOGRAFIA MALOFIEJ 2004 Y 200

DOMINGO 13 DE AGOSTO DE 2006, CARACAS, VENEZUELA - AÑO XCVII - N° 34.878 - DEPOSITO LEGAL PP-I9090IDF43


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 949 de fecha 11 de agosto de 2006 decidió establecer la fecha de registro y pagó del dividendo, dando cumplimiento a lo aprobado en fecha 11 de agosto de 2006 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario de Diecisiete Bolívares (Bs. 17,00) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2005, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 21 de agosto de 2006 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir a partir del 1° de septiembre de 2006 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 13 de agosto de 2006

LISTADO DE ACCIONISTAS REGISTRADOS A TRAVES DE LA
C.V.V. CAJA VENEZOLANA DE VALORES UTILIZADO POR EL
VENEZOLANO DE CREDITO PARA LA ASAMBLEA GENERAL EXTRAORDINARIA DE
MANPA- Total 6 páginas

Viernes, 11 de Agosto de 2006

A0000000000000236BANCO MERCANTIL FID.6726-4	VEV000011008	0000400000
E0000000000568246BERNITZ LOHT MANFREED	VEV000011008	0000070000
E0000000001064775THOMSON PETER GRAHAM	VEV000011008	0000035000
E0000000081055575GOMES DA CONCEICAO BERNARDINO	VEV000011008	0000005000
E0000000081429900LOPEZ RICARDO ALFONSO	VEV000011008	0000007450
E0000000081446235CACERES FLORES JORGE HERNAN	VEV000011008	0000000888
E0000000081695909GILLIS LUDOVIC FRANCOIS	VEV000011008	0000060000
E0000000082049661VAN DAM ADRIAAN PIETER GERARD	VEV000011008	0000412195
E0000000082201262MOESGEN MARC ALAIN	VEV000011008	0000030400
E0000000082270943WANG JIAYONG	VEV000011008	0000010000
E0000000082275140MAFFI ARIEL CLAUDIO	VEV000011008	0000028655
E0000000082284586BARAC VAINBERG IAN	VEV000011008	0000180863
G0000000200032413FONDO DE GARANTIAS Y PROTECCION BAN	VEV000011008	0000030912
J0000000000027935AZUCAR MONTALBAN, C.A.	VEV000011008	0000285770
J0000000000669139PDVSA INSTITUCION FONDO DE AHORROS	VEV000011008	0000550000
J0000000001393781DESARROLLOS CABO CORDERO S.A.	VEV000011008	0000004000
J0000000001436944INVERSIONES SABENPE, C.A. .	VEV000011008	0000400000
J0000000001473041INVERSIONES E INMUEBLES MARUANTA,CA	VEV000011008	0000068000
J0000000001639560FUNDACION CARLOS DELFINO FUND.CARLO	VEV000011008	0001033015
J0000000001653244INVERSIONES MELOCOTON,C.A.	VEV000011008	0000546586
J0000000001653260INVERSIONES EL DURAZNO,C.A	VEV000011008	0000150000
J0000000001659633REPRESENTACIONES JORIEMAR, C.A.	VEV000011008	0000046400
J0000000001741135INVERSIONES 84709 C.A. .	VEV000011008	0000777793
J0000000002013516INVERSIONES TEDEA C.A. .	VEV000011008	0000084365
J0000000002059893INVERSORA ACDC, C.A.	VEV000011008	0000200000
J0000000002226099VALORES VENCRED CASA DE BOLSA, S.A.	VEV000011008	0000015200
J0000000002277513REPRESENTACIONES REAL TESORO,C.A. .	VEV000011008	0000005000
J0000000002345250PEAVEY DE VENEZUELA, C.A.	VEV000011008	0000056800
J0000000002853018BANESCO HOLDING, C.A. .	VEV000011008	0000087500
J0000000002859512FONDO DE AHORRO DE INELECTRA	VEV000011008	0000376500
J0000000002901322FINANCORP VALORES CASA DE BOLSA C.A	VEV000011008	0000036401
J0000000002908866BBO CASA DE BOLSA C.A	VEV000011008	0000100000
J0000000002966645FONDO MUTUAL DE VZLA.F.M.DE INV.DE	VEV000011008	0001821608
J0000000003266140INVERUNIÓN S.A CASA DE BOLSA	VEV000011008	0001840000
J0000000003290394INVERSORA FERIBASAN,C.A. .	VEV000011008	0000005000
J0000000003330523INTERACCIONES CASA DE BOLSA C.A	VEV000011008	0000208989
J0000000003456055ACTIVALORES SOCIEDAD DE CORRETAJE D	VEV000011008	0004320467
J0000000003638200DEPOSITARIA DE VALORES Y ACCIONES,	VEV000011008	0000000124
J0000000003696935VALORES 92,C.A. VALORES 92,C.A.	VEV000011008	0000005400
J0000000300011348VIKI INVERSIONES C.A.	VEV000011008	0000000070
J0000000300070042INVERSIONES CARAMAY C.A.	VEV000011008	0000052794
J0000000300138585GLOBAL MARKET	VEV000011008	0000027500
J0000000300311937INVERSORA RIVASA,C.A,	VEV000011008	0000005250
J0000000300885208FUNDA INFANTES INFANTES	VEV000011008	0000022000
J0000000301392094APJ-PDV ASOCIACIÓN CIVIL	VEV000011008	0000996722
J0000000301452810INVERSIONES HOPLITA,C.A.	VEV000011008	0000160000
J0000000301515625MARENA, R.S.L.	VEV000011008	0000055672
J0000000302092299INVERSORA BENAZOLVE, C.A.	VEV000011008	0000030000
J0000000302203880CONSTRUCTORA S.A.L.F. 94,C.A. .	VEV000011008	0000088600
J0000000302346100INTERBURSA CASA DE BOLSA C.A	VEV000011008	0001239397
J0000000303039650REPRESENTACIONES ALGHI; C.A.	VEV000011008	0000010800
J0000000303126022ORSON KRAVITZ VALORES S.A. .	VEV000011008	0000002000
J0000000303424600ECONOINVEST CASA DE BOLSA C.A	VEV000011008	0007740909
J0000000303467962INFORMATICA PARA LA PRODUCTIVIDAD,	VEV000011008	0000008000
J0000000303715176VALORES MERCO C.A .	VEV000011008	0000001500
J0000000303929940SERVICIOS ALVAREZ Y ARIAS C.A.	VEV000011008	0000007200
J0000000304079257INVERSIONES SAN NICOLAS DE BARI C.A	VEV000011008	0003665471
J0000000304187866CREACIONES RACAM, S.A. .	VEV000011008	0000100000
J0000000304646020PORTAFOLIO DE INVERS.PETROLERA DIVE	VEV000011008	0000068200
J0000000304750587U21 CASA DE BOLSA C.A	VEV000011008	0000816000
J0000000304957505CAJA DE AHORROS (J0000000304957505)	VEV000011008	0000104000
J0000000305301905BANCA DE INVERSIONES GRV, C.A.	VEV000011008	0000000008
J0000000305419000MEGAVAL FON.MUT.INV.CAP.ABIE.ENT. I	VEV000011008	0000075000
J0000000305532834VETA HOLDINGS A.V.V.	VEV000011008	0000028700
J0000000305810567CORPORACION CARMEL, C.A.	VEV000011008	0000450000
J0000000307099941CORPORACION EBNEK, S.A.	VEV000011008	0000155000
J0000000307781890FONDO COMUN C.A, BANCO UNIVERSAL	VEV000011008	0000010000
J0000000308382000NOVEDADES DEL HOGAR 251,C.A	VEV000011008	0000100000
J0000000308382337EQUIPOS FITMASTER 454,C.A	VEV000011008	0000012500
J0000000312163399MEADOWWEED PTE LTD	VEV000011008	0043481924
J0000000312772220INVERSIONES LATA 28, C.A.	VEV000011008	0000130780
J0000000313961884INVERSIONES 2.2.2., C.A.	VEV000011008	0000049510
J0000000314242296CREDIT SUISSE	VEV000011008	0000303000
J0000000315169614ATTICUS EMERGING MARKETS FUNDS, LTD	VEV000011008	0010249241
P0000000700431987ASFROD JOHN EDWARD	VEV000011008	0000015000

LISTADO DE ACCIONISTAS REGISTRADOS A TRAVES DE LA
C.V.V. CAJA VENEZOLANA DE VALORES, UTILIZADO POR EL
VENEZOLANO DE CREDITO BANCO UNIVERSAL, PARA LA ASAMBLEA EXTRAORDINARIA DE
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A
Total páginas 5

Viernes, 11 de Agosto de 2006

```
V0000000000010709BAIZ ANDRADE OSCAR                VEV000011008 0000018000
V0000000000023991OLIVARES HERIZE ALBERTO           VEV000011008 0001000000
V0000000000026368GOMEZ GARCIA MYRIAM ALICIA        VEV000011008 0000000308
V0000000000028399DIAZ JOSE DAVID                   VEV000011008 0000012246
V0000000000037522MICO DE CARDENAS YOLANDA MARGARITA VEV000011008 0000570402
V0000000000041611MENDOZA VELUTINI TULIA            VEV000011008 0000068000
V0000000000219064ALVAREZ DE RODRIGUEZ HAYDEE JOSEFINVEV000011008 0002618940
V0000000000247948BIELINSKI MARKOWICZ REINHOLD      VEV000011008 0000002000
V0000000000271034PIERALDI PALACIO ALBERTO          VEV000011008 0000335000
V0000000000334917GUERRA MUÑOZ RAISA                VEV000011008 0000012500
V0000000000381851MEDINA ORTEGA SIMON               VEV000011008 0000033650
V0000000000583440ELBITTAR CESIN JESUS ROLANDO      VEV000011008 0000010000
V0000000000637964GIORDANI DI LIVIO CARLO ANTONIO   VEV000011008 0000010000
V0000000000639904HEREDIA JUAN BAUTISTA             VEV000011008 0000015000
V0000000000674270ESTE SALAS AQUILES                VEV000011008 0000025000
V0000000000682621PARRA FEBRES REINALDO ALBERTO     VEV000011008 0000010000
V0000000000775559PULIDO OCIDE RAFAEL               VEV000011008 0000014700
V0000000000929684COLL BLASINI NESTOR JOSE          VEV000011008 0000001302
V0000000000935879LEFELD BURGUILLOS HANS WALTER     VEV000011008 0001065000
V0000000000947555ANDONEGUI MILLAN RAFAEL           VEV000011008 0000017681
V0000000000955598GOMEZ DE MARTINEZ EDILIA VICTORIA VEV000011008 0000005000
V0000000000966667BENITEZ ARREAZA JAIME             VEV000011008 0000025760
V0000000000973302WLODARCZYK SCHMIDEK EGON          VEV000011008 0000002500
V0000000001444067MEWA MORENO GILBERTO              VEV000011008 0000010000
V0000000001687568RUIZ ESPINOSA EDMUNDO ALCIDES     VEV000011008 0000010500
V0000000001710538CANTO GAUTIER YLEANA AUGUSTA      VEV000011008 0000009265
V0000000001719084PARRA PARDI MARIA ELENA           VEV000011008 0000044000
V0000000001722277VITOLS RIEKSTINS JURIS            VEV000011008 0000040100
V0000000001725241RUIZ ALMANDOZ ISMAEL JOSE         VEV000011008 0000116080
V0000000001751197PIERALDI HADDAD CARLOS ALBERTO    VEV000011008 0000150000
V0000000001759616MONTERREY MULLER LEOPOLDO AUGUSTO VEV000011008 0000010000
V0000000001847271SANDOVAL PEREZ ALFREDO EDUARDO    VEV000011008 0000000600
V0000000001848657GARRIGA GARCIA PEDRO JOSE         VEV000011008 0000032172
V0000000001849949HERNANDEZ LOVERA ANTONIO JOSE     VEV000011008 0000003000
V0000000001858159LUCKE GIMENEZ YOLANDA             VEV000011008 0000023000
V0000000001866338MARINE FERRE JOSE                 VEV000011008 0000002000
V0000000001882469ESCOBAR ESCOBAR JULIAN CONCEPCION VEV000011008 0000058280
V0000000002083874CUADRA ECHEVARRIA LUIS MARIA      VEV000011008 0000891974
V0000000002099975SALVADOR PELAY JOSE ANTONIO       VEV000011008 0000035000
V0000000002111081PERUCH COSTA GALLIANO WALTER SERAFIVEV000011008 0000796875
V0000000002113431PAPARONI MICALE FERNANDO          VEV000011008 0000021000
V0000000002130462SITGES LAPEÑA ENRIQUE             VEV000011008 0000050000
V0000000002138901MORANTES DE GONZALEZ GRACIELA     VEV000011008 0000002500
V0000000002249671MARTINEZ G.DE THOMSON JUANA CRISTINVEV000011008 0000253441
V0000000002457294DAVILA HERNANDEZ ALFONSO ANTONIO  VEV000011008 0000010000
V0000000002504472CRESPO JUAN ORLANDO               VEV000011008 0000009722
V0000000002574717RODRIGUEZ YAJURE FREDDY ARBEL     VEV000011008 0000150000
V0000000002665104FRANCESCHI BALAN LUISA MARIA      VEV000011008 0000025000
V0000000002766008PEREZ RIVERA CARLOS ANTONIO       VEV000011008 0000003396
V0000000002897687RODRIGUEZ MARCIALES MARIANELA     VEV000011008 0000010778
V0000000002933366POBLACION GONZALEZ TOMAS JULIAN   VEV000011008 0000010000
V0000000002937633ANZOLA GOLDING ALFREDO JUVENAL    VEV000011008 0000125000
V0000000002939225PIERALDI HADDAD GLADYS            VEV000011008 0000335000
V0000000002941147FERNANDEZ PALAZZI FEDERICO        VEV000011008 0000126900
V0000000002990025ABRAHIM KATOON HAROON             VEV000011008 0000003000
V0000000003036334GABALDON RONCAYOLO FERNANDO ALBERTOVEV000011008 0000019500
V0000000003108127FERNANDEZ PEREZ JOAQUIN           VEV000011008 0000030000
V0000000003175286FRIAS DE RUIZ MARIA EUGENIA       VEV000011008 0000018000
V0000000003177127MENDEZ DIB AQUILES JOSE LUIS      VEV000011008 0000001830
V0000000003177146SAEZ DE IBARRA PLATERO FELIX FLORENVEV000011008 0000000730
V0000000003187489RAMOS RAMIREZ NAPOLEON FERNANDO   VEV000011008 0000130910
V0000000003207824GILJEW DE DEVOST LARISA           VEV000011008 0000100000
V0000000003246517CHRISTIANSEN NIELSEN LUIS ERNESTO VEV000011008 0001620610
V0000000003250864DEJMAN LECHTIG SALIM              VEV000011008 0000362039
V0000000003281559GOMEZ DE CADENA JOAN MARY         VEV000011008 0000799000
V0000000003283764REBOLLEDO LUGO JOSE ANTONIO       VEV000011008 0000000090
V0000000003400008PERISSE SEOANE JOSE LUIS          VEV000011008 0000015000
V0000000003611693GARCIA RAFAEL ARTURO              VEV000011008 0000001000
V0000000003657559ZUBELDIA DE VEGAS ITZIAR          VEV000011008 0000070000
V0000000003658909GALAN MALAGA HORACIO DANIEL       VEV000011008 0000090536
V0000000003659617DELFINO THORMAHLEN CARLOS EDUARDO VEV000011008 0004464200
V0000000003662991LARRAZABAL GONZALEZ EDUARDO ELIAS VEV000011008 0000009238
V0000000003665350DIAZ DE FARO SILVIA MARGARITA     VEV000011008 0000177454
V0000000003665351DIAZ DELFINO RAFAEL JOSE          VEV000011008 0000000004
V0000000003665695OLIVARES CALATRAVA SELMA MARIA    VEV000011008 0000033850
```

LISTADO DE ACCIONISTAS REGISTRADOS A TRAVES DE LA
C.V.V. CAJA VENEZOLANA DE VALORES, UTILIZADO POR EL
VENEZOLANO DE CREDITO BANCO UNIVERSAL, PARA LA ASAMBLEA EXTRAORDINARIA DE
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.
Total páginas 5

Viernes, 11 de Agosto de 2006

V0000000003667581GONZALEZ DE VITOLS MARIA AUXILIADORVEV000011008 0000025300
V0000000003726603ALVAREZ GONZALEZ PEDRO PACIENTE VEV000011008 0000011200
V0000000003748479HERNADEZ DE AVILA OSIRIS YAISAGE VEV000011008 0000005964
V0000000003753280SEIJAS CASTILLO JESUS ALIRIO VEV000011008 0000003500
V0000000003767890VALERO CONTRERAS GLADYS CLEMENCIA VEV000011008 0000004200
V0000000003809826VALDERRAMA ANA MIREYA VEV000011008 0000004000
V0000000003815519PETIT ORTIZ SANTIAGO GERARDO VEV000011008 0000017934
V0000000003863132BRACHO NOGUERA ALBERTO ACACIO VEV000011008 0000002000
V0000000003886166ZAMUDIO PALACIOS LUIS DAVID VEV000011008 0000070321
V0000000003916248QUINTANA GOMEZ JORGE HUGO VEV000011008 0000001000
V0000000003924804ACOSTA NAVA HUMBERTO GERARDO VEV000011008 0000023500
V0000000003981900GRANADO DE URICH BLANCA ESTELA VEV000011008 0000011000
V0000000004013155CASTRO GOMEZ LUIS FERNANDO VEV000011008 0000100000
V0000000004081795MATOS DE FELDMAN MARITZA COROMOTO VEV000011008 0000005000
V0000000004082070ILIJA BRISA LORENZO VEV000011008 0001078650
V0000000004085360HERRERA VAN EPS GUSTAVO ROBERTO VEV000011008 0000039000
V0000000004086558COHEN KOHN FANNY VEV000011008 0000100000
V0000000004088365SANZONE PALMINTERI GIOVANNI VEV000011008 0000025000
V0000000004115421ALVAREZ RODRIGUEZ JOSE ANTONIO VEV000011008 0000020000
V0000000004118522MAYORA CEBALLOS CARMEN JOSEFINA VEV000011008 0000001000
V0000000004329108HERNANDEZ CEPEDA MARISOL COROMOTO VEV000011008 0000002000
V0000000004349611CASTELAO MORENO HIGINIO VEV000011008 0000014000
V0000000004350479MELIAN TRUJILLO JOSE ALBERTO VEV000011008 0000130000
V0000000004351667MUTIS VAN SCHERMBEEK HERMAN VEV000011008 0000275976
V0000000004353851SCARPONE RANTE JUAN CARLOS VEV000011008 0000005000
V0000000004355639RODERO OLAY ADORACION VEV000011008 0000000331
V0000000004358931GOMEZ CASTANEDA OMAR RICARDO VEV000011008 0000001500
V0000000004530889LLORENTE CHICOTE GREGORIO VEV000011008 0000036900
V0000000004541412DAZA GADEA TITO ARGENIS VEV000011008 0000003600
V0000000004563624ZAFRA RAMIREZ JHONY DE JESUS VEV000011008 0000367632
V0000000004565186GALLO PEPE FRANCESCO VEV000011008 0000035000
V0000000004664850LEON JOSE ANTONIO VEV000011008 0000500000
V0000000004751738CARMONA DE HERNANDEZ BEATRIZ MARIA VEV000011008 0000003600
V0000000004765495ZULOAGA POCATERRA PEDRO VEV000011008 0000032000
V0000000004771501DIAZ DELFINO MARIOLGA VEV000011008 0000177454
V0000000004772641FRANCO TACHER ALBERTO VEV000011008 0000015000
V0000000004807097PEREZ HERNANDEZ NILO EUGENIO VEV000011008 0000042000
V0000000004923972DRIUSSI FABRO ANALISA GLADYS VEV000011008 0000003400
V0000000005217911SCHOLTZ GONZALEZ HERMAN ALBERTO VEV000011008 0000002000
V0000000005223986DESOUSA FONTES ADERITO VEV000011008 0000003000
V0000000005255856LOPEZ RODRIGUEZ LUIS GUILLERMO VEV000011008 0000006015
V0000000005304672RODRIGUEZ DE LOVERA MARIA JOSEFINA VEV000011008 0000232900
V0000000005307541BELLINI MARIN FRANCO VEV000011008 0000054000
V0000000005309483GUEVARA SANCHEZ PEDRO VICENTE VEV000011008 0000060000
V0000000005310252SABATER LANDER OSCAR EDUARDO VEV000011008 0000000450
V0000000005426728NAVARRO PRADA ZORAIDA VEV000011008 0000006000
V0000000005532764PEREZ CASTILLO JOSE ALBERTO VEV000011008 0000015000
V0000000005533581RODRIGUEZ ALVAREZ ALEJANDRO VEV000011008 0000001000
V0000000005533744ARRIAGA HERNANDEZ FERNANDO ALFREDO VEV000011008 0000110000
V0000000005534882LOVERA VEGAS JUAN ANTONIO VEV000011008 0001744272
V0000000005536549PRAT PINEDO ARIEL EDUARDO VEV000011008 0000000005
V0000000005537137CAZAUBON ROJAS JUAN BAUTISTA VEV000011008 0000020000
V0000000005537956ELLIS ALVAREZ DE LUGO EDWARD JOHN VEV000011008 0003601515
V0000000005539139ATENCIO CHACON ITALO SEGUNDO VEV000011008 0000004870
V0000000005564886GUIA LARA CARLOS MANUEL VEV000011008 0000040000
V0000000005578036MORANTES GONZALEZ JESUS ANTONIO VEV000011008 0000053000
V0000000005586713GOUVEIA MENDOZA MARTHA JOSE MARIA VEV000011008 0000100119
V0000000005966408GHAZAL KHAWAJA CARLOS VEV000011008 0000005000
V0000000005967813DELFINO THORMAHLEN ALBERTO JOSE VEV000011008 0004800000
V0000000005972132FEBRES PEREZ JOSE ALBERTO VEV000011008 0000013902
V0000000006006018CHUMACEIRO DIAZ ROBERTO ANTONIO VEV000011008 0000060708
V0000000006016652PEREZ CEDEÑO ALBERTO ANTONIO VEV000011008 0000000028
V0000000006064839DE LA FUENTE MARIA LUISA VEV000011008 0000025000
V0000000006086323CAPIELO RAYMOND SANIA CELINA VEV000011008 0000000990
V0000000006091246MACHADO JUAN ARMANDO VEV000011008 0000240318
V0000000006105588DEUTSCH HOLLO RAFAEL VEV000011008 0000161293
V0000000006123433FUHRMAN ROTH ZWI HENRIQUE VEV000011008 0000249300
V0000000006132094RODRIGUEZ BUSTAMANTE ANTONIO JOSE VEV000011008 0000000100
V0000000006162404COBO FLOREZ JOSE RAMON VEV000011008 0000004000
V0000000006175877PEREZ LLAMAZARES ALVARO VEV000011008 0000005000
V0000000006197686ALVAREZ VAZQUEZ INOCENCIO VEV000011008 0000050000
V0000000006249499DREISSIG EHRLICH SIEGFRIED GUNTER VEV000011008 0000060000
V0000000006254962CICCARIELLO DEL BORGO PASQUALE VEV000011008 0000011000
V0000000006268767HERNANDEZ MENDOZA FRANCISCO AGUSTINVEV000011008 0000191738
V0000000006289162TEHLIKIAN CAVALERO JORGE ADRIAN VEV000011008 0000004780

LISTADO DE ACCIONISTAS REGISTRADOS A TRAVES DE LA
C.V.V. CAJA VENEZOLANA DE VALORES, UTILIZADO POR EL
VENEZOLANO DE CREDITO BANCO UNIVERSAL, PARA LA ASAMBLEA EXTRAORDINARIA DE
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A
Total páginas 5

Viernes, 11 de Agosto de 2006

```
V0000000006297779LECUNA BUENO MARIA CLARA           VEV000011008 0000020000
V0000000006308128PICON CARRILLO MARIA EUGENIA       VEV000011008 0000007500
V0000000006346307GARCIA RODRIGUEZ LEONARDO          VEV000011008 0000002000
V0000000006370693GOMEZ RIVERA JORGE JAVIER          VEV000011008 0001000000
V0000000006398408DELFINO PARRA ELENA                VEV000011008 0000030682
V0000000006402960DE ANDRADE ABREU RAUL              VEV000011008 0000005740
V0000000006403895NAGEL MARKOVIC CARLOS ALBERTO      VEV000011008 0001524800
V0000000006404595ZERPA ARVELO EDGARDO               VEV000011008 0000012000
V0000000006442683SCOTTI MATA SALVADOR FRANCISCO     VEV000011008 0000024700
V0000000006450232DI MARCO DI LORETO EUGENIO         VEV000011008 0000022000
V0000000006456665RODRIGUEZ ADAM SERGIO ALEXIS       VEV000011008 0000010000
V0000000006463879ALMEIDA MARTINS ALFONZO            VEV000011008 0000020000
V0000000006496173ROMERO RODRIGUEZ PEDRO JOSE        VEV000011008 0000011800
V0000000006527501DIAZ FRIAS ANTONIO FELIPE          VEV000011008 0000004550
V0000000006548900MORENO PEREZ JOSE                  VEV000011008 0000009000
V0000000006555154MESZAROS REYES MARITZA             VEV000011008 0000011665
V0000000006555595CAPPELLIN LUCADELLO PAOLO          VEV000011008 0000100000
V0000000006555660MAURY RODRIGUEZ MARIA EUGENIA      VEV000011008 0000527051
V0000000006558237BRACHO BETANCOURT SERGIO RAUL      VEV000011008 0000006000
V0000000006560318MAURY RODRIGUEZ MARIA DE LOURDES   VEV000011008 0001309328
V0000000006847432ARECHAVALETTA ARRIEN MIKEL         VEV000011008 0000036560
V0000000006847533FIORAVANTI DE SANCTIS MARINA FELICIVEV000011008 0000002000
V0000000006891306ALVAREZ EXPOSITO ROSA MARIA        VEV000011008 0000005000
V0000000006900875LEIZAOLA LARTITEGUI IÑAKI          VEV000011008 0000656000
V0000000006911618DEMKE NIESSEN HERMANN WALTER       VEV000011008 0000300000
V0000000006914120MENDEZ MENDEZ CARLOS FELIPE        VEV000011008 0000010896
V0000000006915171SEARA MARTA FRANCISCO ANTONIO      VEV000011008 0000017000
V0000000006915351MENDEZ MONTILLA ELEONORA           VEV000011008 0000001000
V0000000006916415PARRA WALLIS INES                  VEV000011008 0000000125
V0000000006919615DA COSTA MONTEIRO  JOAQUIN FERNANDOVEV000011008 0000001764
V0000000006932110MIRAGAYA SANTANA FRANCISCO         VEV000011008 0000010000
V0000000006964086GIULIANO AURICCHIO GIUSEPPE        VEV000011008 0000002000
V0000000006967546MAGUHN TOLEDO MARIA ALEJANDRA      VEV000011008 0000005000
V0000000006976369GRISANTI CAPRILES ALEJANDRO        VEV000011008 0000100000
V0000000006976384LOPEZ GARCIA FERNANDO HERMOGENES   VEV000011008 0000035000
V0000000006977221ROJAS TORRES CARLOS ALBERTO        VEV000011008 0000025000
V0000000006977314GRATEROL GARCIA ALEXANDER ANTONIO  VEV000011008 0000000200
V0000000006977524TOCCO RIO                          VEV000011008 0000060333
V0000000006979685GARMENDIA HOYOS RAUL MARCIAL       VEV000011008 0000012000
V0000000007113090TSOKAS TURLAKI MELETIOS            VEV000011008 0000015000
V0000000007246412DIAZ GUEVARA ADRIANA               VEV000011008 0002000000
V0000000007251120DELFINO GOMEZ VIVIANNE             VEV000011008 0000100000
V0000000007382519CHANG SHUM WING CHEE               VEV000011008 0000010000
V0000000007403709HODEL BAUMANN SILVIA THERESIA      VEV000011008 0000012150
V0000000008575353JACINTO CHIRINOS NANCY COROMOTO    VEV000011008 0000047450
V0000000009225678CORTEZ QUANTIP JOSE RICARDO        VEV000011008 0000050000
V0000000009434951ALVAREZ GONZALEZ MARIELA           VEV000011008 0000010100
V0000000009542269GALINDEZ MARTINEZ RAFAEL           VEV000011008 0000051500
V0000000009601210LITVACK FUENTES HUBERT ALBERTO     VEV000011008 0000000600
V0000000009720709PRISCO FALCIANI ALFONSO            VEV000011008 0000070000
V0000000009881876ESQUIVEL POZA JUAN ANGEL           VEV000011008 0000012500
V0000000009882548GOMEZ BERTOLINI GONZALO            VEV000011008 0000100000
V0000000009967977LANDER SUCRE EDUARDO HENRIQUE      VEV000011008 0000020000
V0000000010112713PULIDO MELCAN TIBISAY VICTORIA     VEV000011008 0000013000
V0000000010180202PAZOS RAICES MANUEL OSCAR          VEV000011008 0000006500
V0000000010182528BRICEÑO BRUZUAL RAFAEL ENRIQUE ONOFVEV000011008 0000083000
V0000000010330071CUADRA LARRAÑAGA PATRICIA          VEV000011008 0000050800
V0000000010332867PIFANO GOMEZ ANTONIO CARLOS        VEV000011008 0000002000
V0000000010333117GARCIA ALVAREZ JORGE JUAN          VEV000011008 0000011250
V0000000010334137MARQUEZ BUSTAMANTE IVAN ANTONIO    VEV000011008 0000001200
V0000000010334991SOARES BARRIOS MANUEL EDUARDO      VEV000011008 0000020000
V0000000010336575ISTURIZ RODRIGUEZ DIANA MORELLA    VEV000011008 0000008000
V0000000010388354HURTADO COVA YOARMIS TIBURCIA      VEV000011008 0000012500
V0000000010412530MATOS SALERNI LUIS HUMBERTO        VEV000011008 0000002780
V0000000010485055ROJAS GUZMAN  PABLO ISAAC          VEV000011008 0000026200
V0000000010488358VIVAS PACHECO JENNY MILAGROS       VEV000011008 0000001380
V0000000010527121DOLMAN CLAUDIO SIGFRIDO            VEV000011008 0000112000
V0000000010791728GUANCHEZ DIAZ CARLOS VEDA          VEV000011008 0000002821
V0000000010805422LLOVERA PULGAR ANA ISABEL          VEV000011008 0000023500
V0000000010815864CAVALLIN DE DI FABIO STEFANIA      VEV000011008 0000033000
V0000000010816568ALBAN SALAZAR SOCORRO DEL PILAR    VEV000011008 0000040984
V0000000010841175STELLA MARTELLOTTI ANGELO          VEV000011008 0000257900
V0000000011043678GARABATOS PEREZ ALEJANDRINO        VEV000011008 0000021082
V0000000011203569ZAMBRANO AGUILAR ELY ALEJANDRO     VEV000011008 0000001595
V0000000011307197CHRISTIANSEN FREITES FRANCISCO JOSEVEV000011008 0000033500
```

LISTADO DE ACCIONISTAS REGISTRADOS A TRAVES DE LA
C.V.V. CAJA VENEZOLANA DE VALORES, UTILIZADO POR EL
VENEZOLANO DE CREDITO BANCO UNIVERSAL, PARA LA ASAMBLEA EXTRAORDINARIA DE
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A
Total páginas 5

Viernes, 11 de Agosto de 2006

V0000000011312534AKL UHRI MONICA AKL VEV000011008 0000000155
V0000000011314148SPIOTTA GARCIA ALESSANDRO VEV000011008 0000009400
V0000000011357147MUÑOZ FALCONI ALVARO JOSE VEV000011008 0000030487
V0000000011408653PEREZ MATUTE JIMMY JOSE VEV000011008 0000010000
V0000000011493286ESPINOZA NAVARRO JOSE GABRIEL VEV000011008 0000005325
V0000000011664353DOS SANTOS DINIS SEBASTIAO VEV000011008 0000025000
V0000000011736533CHRISTIANSEN FREITES JUAN CARLOS VEV000011008 0000033000
V0000000011740544DIAZ SUCRE MARIA VALENTINA VEV000011008 0000005300
V0000000011944008BEE SUSAN MARY VEV000011008 0000000100
V0000000012142133AROCHA HERNANDEZ ANDREINA VEV000011008 0000000517
V0000000012390693DELGADO SORONDO FERNANDO JOSE VEV000011008 0000003000
V0000000012421560MONTOYA CORREA ELKIN DE JESUS VEV000011008 0000356441
V0000000012955353CRISTINO GONCALVES JOAO VEV000011008 0000015000
V0000000013530071PAMATO CHILESE MARCO VEV000011008 0000001000
V0000000013800909MARQUEZ VELAZQUEZ ALEJANDRO VEV000011008 0000002500
V0000000014350221ALVES MANRIQUE HUMBERTO JOSE VEV000011008 0000020000
V0000000014485112SABINO PEÑA JOSIE GERMAN VEV000011008 0000002174
V0000000014876360GARCIA RUIZ CARLOS EDUARDO VEV000011008 0000002500
V0000000015473464LOVERA RODRIGUEZ JUAN ANTONIO VEV000011008 0000005655
V0000000016431052GONCALVES JOAO MANUEL VEV000011008 0000000600
V00000003812711.1JATAR PENZINI ANA EDITH VEV000011008 0000003750
V00000003812711.2JATAR PENZINI ANTONIO VEV000011008 0000003750
V00000005304139.1PENZINI MARTINEZ ISABEL CARLOTA VEV000011008 0000003750
V00000005304139.2PENZINI MARTINEZ PEDRO IGNACIO VEV000011008 0000003750

VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL
AGENTE DE TRASPASO
GERENCIA DE SISTEMAS

PROGRAMA BATR202
FECHA 10/08/06
PAGINA 1

LIBRO DE ACCIONISTAS

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

CEDULA/RIF	NOMBRE	DIRECCION	ACCNI.S A	ACCNES B	ACCNES C	ACCNES D	ACCNES TOTAL	% CAP
V003663396	AàEZ DELFINO ALBERTO ENRIQUE	AV.LA ESTANCIA,C.C.C.T. PIRAMIDE INVERTIDA,PISO 3,OFIC.307,CHUAO	3,343	0	0	0	3,343	0,000
V003657855	AAEZ DELFINO ARNALDO JOSE.	C.C.C. TAMANACO 1RA ETAPA PISO 3 OFICINA NO. 307 CHUAO CARACAS 1061 EDO MIR	10	0	0	0	10	0,000
V000248144	ABASCAL ALVAREZ RAMON OBDULIO	AV.FRANCISCO DE MIRANDA,EDIF.BANCO DEL ORINOCO,P.9,LOS PALOS GRANDES	879	0	0	0	879	0,000
V009416155	ABREU MACHADO RICHARD RAFAEL	CALLE ROMULO GALLEGOS CASA JO 20 BARRRIO LEONARDO LUIS PINEDSTA RITA MARACAY EDO ARAGU	1,386	0	0	0	1,386	0,000
V006816184	ACOSTA FRAGACHAN FRANCISCO EUGENIO	MULTICENTRO EMPRESARIAL DEL ESTE,TORRE LIBERTADOR,NUCLEO A,PISO 14,OFC 143-A	2,500	0	0	0	2,500	0,000
V006161694	ACOSTA SIMON JUAN ROBERTO	CALLE 142,NO.121-190,URB.PREBOIII.	15,000	0	0	0	15,000	0,000
V006253035	ACUNA PIMENTEL KEILA JOSEFINA.	URB. ARTIGAS, BLOQUE 3, PISO 9, APTO B-91, AVENIDA SAN MARTIN, CARACAS.	378	0	0	0	378	0,000
V001075032	ADRIANZA ALVAREZ MINERVA	CALE LA LOMITA RESD. VISCAYA PLAZA TORRE A NRO.84-A SANTA PAULA EL CAFETAL.- CARACAS	9,300	0	0	0	9,300	0,000
J002072482	AGROPECUARIA 27 DE MAYO,C.A.	AV.MOHEDANO CENTRO GERENCIAL MOHEDANO MEZZ.01 LA CASTELLANA.	6,972	0	0	0	6,972	0,000
V007554034	AGUIRRE FIGUEROA JOSE		1,386	0	0	0	1,386	0,000
V006863944	AGUIRRE MARTINEZ WILSON RAFAEL	AV FCO DE MIRANDA CON AV PPAL DE C.CLUB,TORRE COUNTRY CLUB, CHACAITO,CARACAS.1050	2,100	0	0	0	2,100	0,000
V002952454	AGUIRREBEITIA AZPIRI JOSE MARIA	APARTADO POSTAL 6647,CARMELITAS	20,000	0	0	0	20,000	0,000
V015664156	ALAS RODERO PATSY	CALLE SICILIA,QTA.LIANA,LA CALIFORNIA SUR	331	0	0	0	331	0,000
V003666437	ALBANEZ BARNOLA BENJAMIN JOSE DE J.	CALLE B. EDIF. ISLA DE AROSA APTO. 5-A URBANIZACION LA ALAMEDA CARACAS 1080.-	5,000	0	0	0	5,000	0,000
V001743811	ALBARRACIN DE DELGADO LIGIA J.		300	0	0	0	300	0,000
V013338381	ALCANTARA LANSBERG LARA CAROLINA	AV. URDANETA,ESQ PLAZA ESPAàA,EDIF.SUDAMERIS,PISO 9,OFIC.901	8,400	0	0	0	8,400	0,000
V008743207	ALMEIDA GIL MARIA DEL CARMEN ZULAY		1,134	0	0	0	1,134	0,000
V006463879	ALMEIDA MARTINS ALFONSO	APARTADO POSTAL 75008 EL MARQUEZ	87,500	0	0	0	87,500	0,003
V002761454	ALMERIDA SALAZAR ISBELIA RAMONA	AV. CONSTITUCION RESD. LOS MANGOS TORRE B PISO 7 APTO B-75, MARACAY EDO ARAGUA	1,890	0	0	0	1,890	0,000
V002080365	ALVAREZ GONZALEZ VICTOR SEGUNDO	AV.VENEZUELA TORRE CLEMENT,PI SO 3,OFIC.3-A,URB.EL ROSAL	413,988	0	0	0	413,988	0,018
V003989648	ALZURUTT SANCHEZ RICHAR JOSE		23,000	0	0	0	23,000	0,001
V007188231	APARICIO ARGENIS ANTONIO	CALLE PLAZA NO. 18, CENTRO PALO NEGRO ESTADO ARAGUA	1,890	0	0	0	1,890	0,000
V002844635	APONTE TOVAR JOSE CUPERTINO	6TA AV.N½ 03,BARRIO SANTA ROSAMARACAY,EDO.ARAGUA. 2101	1,890	0	0	0	1,890	0,000
V002765221	ARANA PEROZA CARLOS JESUS	AV.B,EDF.EL PRADO,PB,APTO.1,URB.EL PINAR,EL PARAISO	51,000	0	0	0	51,000	0,002
V008877383	ARANCIBIA MONCADA SILVIA DEL CARMEN	AVENIDA UPATA 31, LA CASA DE LAS BATERIAS BOLIVAR BOLIVAR	32,650	0	0	0	32,650	0,001
V004772544	ARAQUE BENZO EDUARDO JOSE	AV LA ESTANCIA CCCT. TORRE B, OFIC B-1006, CHUAO, CARACAS, DTTO FEDERAL.	1,764	0	0	0	1,764	0,000
V007220897	ARAUJO DE SILVA DAIXY NORELLY	C/VENEZUELA NO. 17 LAS DELICIAS, MARACAY EDO. ARAGUA.	1,890	0	0	0	1,890	0,000
V003054578	ARENAS NELSON	TORRE XEROX FINAL DE LA AV.LI BERTADOR P.6 OFIC.CAPITAL MUL TIPLE 59 C.A, CARACAS DTTO	1,079	0	0	0	1,079	0,000
V002239800	AREVALO JULIO ZENON	C/TAMANACO NO. 24 LA PICA PALO NEGRO, MARACAY, EDO. ARAGUA.	1,890	0	0	0	1,890	0,000
V011234712	ARISMENDI DELFINO ANA MARIA	CALLE EL PARQUE QUINTA LA CASAROSADA URBANIZACION COUNTRYCLUB CARACAS 1060.	4,100	0	0	0	4,100	0,000
V009967719	ARISMENDI DELFINO BEATRIZ ELENA	CALLE EL PARQUE,QTA LA CASA ROSADA,COUNTRY CLUB,CARACAS. 1060	5,100	0	0	0	5,100	0,000
V002154186	ARISMENDI MELCHERT JUAN BAUTISTA	CALLE EL PARQUE QUINTA LA CASAROSADA URBANIZACION COUNTRYCLUB.- CARACAS ESTADO MIRA	8,200	0	0	0	8,200	0,000
V006558032	ARISTIGUETA LANDAETA EDUARDO	AV. VERACRUZ TORRE ABA PISO OFIC.B,LAS MERCEDES.	23,100	0	0	0	23,100	0,001
J303139027	ARMANECA BIENES Y RAICES, C.A.	CALLE CHAGUARAMOS CON AV.MOHE-DANO,CTRO.GERENCIAL MOHEDANO, P.2,OFIC.2-C,LA CASTELLANA	49,847,580	0	0	0	49,847,580	2,172
V006928306	ASUAJE YEPEZ CARLOS JOSE	AV. EL EJERCITO,CALLEJON LOS LIBERALES,RES.TULIPAN,PISO 4,APTO.41C,EL PARAISO	15,000	0	0	0	15,000	0,000
V006127283	ASUNCION DO ROZARIO MIGUEL JOSE	URB. TRIGAL NORTE CALLE PICIS NO. 91-A-50 QTA. MABUHAY VALENIA CARABOBO 2002	1,000	0	0	0	1,000	0,000
V002935310	ATRAMIZ VALI ELIAS	CALLE GEMINIS, QTA. VILLA CARMELIA,URB. SANTA PAULA, EL CAFETAL.	100,000	0	0	0	100,000	0,004
V006257968	AVILA CABARCAS REINALDO ANTONIO	URAPAL A PUENTE MIRAFLORES ALTAGRA CIA,EDF.BEATRIZ JULIETAAPTO.19-02, (FRENTE AL MUSEO	5,010	0	0	0	5,010	0,000
V006256146	BACAL TEITELBOIM MARIO	6TA TRANVS.CON 5TA.AV,EDF.RUIDARENA APTO.4-B,PISO 4,LOS PALOS GRANDES.	15,200	0	0	0	15,200	0,000
V003655672	BALBAS OLIVEROS OMAR JESUS	I.V.I.C. MEDICINA,APARTADO 21827.	5,000	0	0	0	5,000	0,000
V006974690	BALL FERRERO OLY ARLETTE	CALLE RIO CUYUNI, QTA. JOTAE. CUMBRES DE CURUMO. CARACAS. EDO. MIRANDA.	42	0	0	0	42	0,000
J000029482	BANCO DE VZLA,S.A.BANCO UNIVERSAL	AV.URDANETA EDIF.ROMEN PISO 01BCO. DE INVERSION BANCARACAS CARACAS DTTO. FEDERAL 1010	52,500	0	0	0	52,500	0,002
J300353141	BANEX VALORES.		7,200	0	0	0	7,200	0,000
J003530557	BANGUAIRA FONDO MUTUAL.	TORRE KLM, PISO 12, AVENIDA ROMULO GALLEGOS. CARACAS.	1,008	0	0	0	1,008	0,000
V002940212	BASALO YANES RICARDO JOSE	AV.PPAL,EDF.TORRE AVILA,APTO. 4-A,PISO 4,URB.EL AVILA	10,000	0	0	0	10,000	0,000
J000029482	BCO.DE VZLA,S.A,B.U.FIDEICOMISO P.3	AV. UNIVERSIDAD,TORRE BANCO DEVENEZUELA,PISO 16,TESORERIA	3,300	0	0	0	3,300	0,000
J301021452	BEAR STEARNS SECURITIES CORP.	ESQ.CARMELITAS A ALTAGRACIA,EDIF.CITIBANK,APARTADO 1289	21	0	0	0	21	0,000
V004829890	BECERRA SEPULVEDA EUSTACIO	C/JOSE ANTONIO PAEZ LOS PROCERES STA. RITA NO. 2 MARACAY EDO. ARAGUA	1,890	0	0	0	1,890	0,000
V006257141	BECKER CARDENAS FREDDY JOSE.	CALLE BERNARDETE, EDIF.BRISOL MAYERS SQUIBB, URB.LOS CORTI- JOS DE LOURDES. CARACAS.-	902,730	0	0	0	902,730	0,039
V011944008	BEE SUSAN MARY	AV.FRANCISCO DE MIRANDA,TORRE COUNTRY CLUB,PISO 13,CHACAITO,CARACAS, EDO.MIRANDA. 1050	100	0	0	0	100	0,000



VENEZOLANO DE CREDITO, S.A.
BANCO UNIVERSAL
AGENTE DE TRASPASO

FORMA OXXB

LIBRO DE ACCIONISTAS

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

CEDULA/RIF	NOMBRE	DIRECCION	ACCNES A	ACCNES B	ACCNES C	ACCNES D	ACCNES TOTAL	% CAP
V003793668	BELANDRIA MARCO		5,250	0	0	0	5,250	0,000
V003967924	BERACHA ZAIDMAN ROBERTO	AV. URDANETA,CENTRO FINANCIERO LATINO,PISO 14,OFIC.10.	40,000	0	0	0	40,000	0,001
V006442032	BERROTERAN TELLEZ SONIA CANDELARIA	3RA CALLE DE RUPERTO LUGO,CASA N½0830,AV.SUCRE,CATIA,CARACAS	1,100	0	0	0	1,100	0,000
V003176146	BERTOLINI BETTALLI DANIELA.	QTA KISMET, CALLE LOS JABILLOSURB. CHARALLAVITO, BARUTA.	89,754	0	0	0	89,754	0,003
V011227252	BIMBLICH SANDOR ARIEH	AV. LOS RUISEAORES, RESD. LAS MAGNOLIAS, APTO 31-E, COLINAS DE LOS RUICES, CARACAS.	294	0	0	0	294	0,000
V007257602	BLANCO BOLIVAR SONIA MARITZA	B/TEJERIAS CALLE CUMBOTO NO. 16, EL LIMON, MARACAY EDO. ARAGUA.	1,386	0	0	0	1,386	0,000
V008471709	BLANCO JULIAN JOSE	C/LAS VEGAS NO. 02, BARRIO APOLO SAMAN DE GUERE, TURMERO EDO. ARAGUA.	1,134	0	0	0	1,134	0,000
V006319742	BLANCO PARDO ABEL	CARMELITAS A ALTAGRACIA EDF. CITIBANK P.B.DPTO DE AUDITO- RIA. CARACAS - DTTO. FEDER	3,200	0	0	0	3,200	0,000
V004432725	BLANCO PINTO MARIBEL ELIZABETH	PASAJE GIRARDOT CASA NO. 9-A SECTOR LAS TEJERIAS, EL LIMON MARACAY EDO ARAGUA.	1,764	0	0	0	1,764	0,000
V006972849	BLASSINI OTERO SUSANA CRISTINA	2DA AV CAMPO ALEGRE,TORRE CARIBCO NOROCO,CARACAS.1060	2,000	0	0	0	2,000	0,000
V011595061	BLAVIA GOMEZ JUAN ANDRES	AV.SAN FELIPE 1RA.TRANSV. TO- RRE CENTRAL E.A.P. P.6 TESORE-RIA CARACAS 1070	1	0	0	0	1	0,000
J002966645	BOLIVAR F.M.DE VZLA. F.M.I.C.A,S.A	AV. CASANOVA,CENTRO COMERCIAL RECREO,EDIF.CITIBANK,TORRE NORTE,PISO 13,SABANA GRANDE	34,042	0	0	0	34,042	0,001
V006155162	BOUTOROFF SEMENENKO NICOLAS	EDIF. PARQUE CRISTAL, TORRE OESTE PISO 7, AV. FRANCISCO DEMIRANDA, CARACAS.	168	0	0	0	168	0,000
V006126055	BOUZAGLOU ABRAHAM ALBERTO	MARRON A CUJI, EDIF.TORRE CUJIPISO 2,LOCAL 21 MANUFACTURA FAVORITA, C.A.	10,458	0	0	0	10,458	0,000
V001158996	BOWEL LEWIS ALBERTO JOHN	C/FELIX MARIA PAREDES NO. 18 EL PIAONAL, MARACAY EDO. ARAGUA.	1,890	0	0	0	1,890	0,000
V000242384	BRACHO SIERRA JOSE LUIS	AV. EL PASEO QTA. ISABEL PRADOS DEL ESTE.	26 000	0	0	0	26,000	0,001
V013308298	BRANDWAJN POLER MAXIM JACOB	AV DEL CENTRO,N.93,URB MIRANDACARACAS.1060	1,000	0	0	0	1,000	0,000
V003659996	BRICEAO BRAUN ALVARO.	1RA. AV. ALTAMIRA SUR, EDIF. TAURISANO, PISO 7 OFIC.71 CARACAS. EDO. MIRANDA.	5 292	0	0	0	5,292	0,000
V006824422	BRICEAO LUJAN ALFREDO JOSE.	APARTADO POSTAL NRO. 51311 CARACAS- DTTO FEDERAL.	7,182	0	0	0	7,182	0,000
V006915707	BRICENO MARIN NELSON OCTAVIO	EDF COLINA ALTA,TORRE SUR,APTO1B1,AV 2,LOS SAMANES,CARACAS. 1061	400	0	0	0	400	0,000
J308858544	BROWN BROTHERS HARRIMAN & CO.	AV.ALAMEDA,EDIF.VENEZOLANO DE CREDITO,CASA MATRIZ,PISO 8,GCIA.VALORES,SAN BERNARDINO	140,000 000	0	0	0	140,000,000	6,102
V009970210	BRUTTINI SILVA GIORGIO	AV.FRANCISCO DE MIRANDA EDF.GALIPAN EL ROSAL (BANCO DE MARACAIBO)INVERMAR.	252	0	0	0	252	0,000
V001518839	BUITRIAGO GUERRERO PABLO EMILIO	MONTALBAN III 2DA.AV.RES PALAU PISO 1 APTO.11 CARACAS 1020	10,000	0	0	0	10,000	0,000
V003312895	BUSTAMANTE CACERES JORGE ALBERTO	AVDA. PRINCIPAL DEL ALTO PRADORESD. BEGOAA PISO 11 APTO.11-DALTO PRADO,CARACAS EDO.MIR	13,030	0	0	0	13,030	0,000
V003865301	BUSTILLOS GIL FRANCISCO ARTURO	AV.LIBERTADOR,EDIF.PDVSA, P.8,OFIC.8-51,URB.LA CAMPI#A,CARA-CAS,DTTO.FEDERAL. 1050	2	0	0	0	2	0,000
J301819632	C.C.C.M CONINVENCA CREDIT CONTROL M	APARTADO POSTAL 3021 CARACAS.1010	1,260	0	0	0	1,260	0,000
J300187934	C.V.V. CAJA VENEZOLANA DE VALORES,	AV. SOROCAIMA ENTRE AV.VENEZUELA Y TAMANACO,EDF.ATRIUM,NIVELC-1,URB.EL ROSAL	126,621,997	0	0	0	126,621,997	5,519
V005617274	CADAVID MORENO LEOPOLDO ARMANDO	AV. PPAL. URB. LAS ESMERALDAS RESD. STA. MARTA, APTO 101-B VIA LA BOYERA. EDO. MIRAND	1,428	0	0	0	1,428	0,000
J000000000	CAJA DE AHORROS EMPLEADOS MANPA		28	0	0	0	28	0,000
V000219225	CALATRAVA DE OLIVARES MARIA	AV.LIBERTADOR CON LOS JABILLOS,EDF.JUNIN,PH,URB.LA FLORIDA	55,500	0	0	0	55,500	0,002
V003182688	CALDERON MARTINEZ ENRIQUE JOSE	RESD EL VARON,P.H-2,CALLE B, URB LOS PINOS,LA BOYERA,CCS. 1080	5 500	0	0	0	5,500	0,000
V001737516	CALVIÑO MOREIRA ESTHER ESPERANZA	AV. FINLANDIA,RESD. LOS MIRADORES, APTO.52-D,URB.EL AVILA	28 500	0	0	0	28,500	0,001
V006064481	CALZADA DE HERNANDEZ MARIA C	PRIMERA AV.DE GUAICAIPURO EDF.SANTA RITA P.4 APTO.41,AV.ANDRES BELLO.	10,064	0	0	0	10,064	0,000
V006276564	CAMAIONI BALDINI ANTONIO	BANCO VENEZOLANO DE CREDITO,AGCIA. GALERIAS BOLIVAR,SABANA GRANDE	15 000	0	0	0	15,000	0,000
E081752778	CAMPOS MURILLO ELISEO	AV. LOS JABILLOS,EDIF.CAPRICORNIO,P.B,LA FLORIDA	420	0	0	0	420	0,000
E000685090	CAMPOS SORGA MARIANA	AV.LIBERTADOR,EDF.MAJESTIC,PISO 10,APTO.106	3 500	0	0	0	3,500	0,000
V004351865	CANELLA DE DIAZ SONIA	AC.CHACAO 2,RESD,PARK,PISO 5,APTO. 51,URB,MACARACUAY	16,800	0	0	0	16,800	0,000
V004351867	CANELLA DE MILLAN ELIZABETH.	CONJ. RESD. TAMANACO, EDIF. ELCONDADO PISO 1 APTO 14, URB. SANTA INES, CARACAS. 1080	16 800	0	0	0	16,800	0,000
V005963543	CANELLA PANZARELLI ZEYLA AMALIA	CALLE CUBAGUA, URB.COLINAS DE LA CALIFORNIA, RESD.ARAGUANEY,TORRE B,PISO 1,APTO.11-B.C	16,800	0	0	0	16,800	0,000
V007683413	CAPO LINARES JOSE RAFAEL	AV FRANCISCO DE MIRANDA,EDF C.A CIGARRERA BIGOTT,SUCS. LOS RUICES.CARACAS.1070	12,500	0	0	0	12,500	0,000
V009645202	CARACAS ANDRADE LAUREANO JOSE	CALLE JOSE FELIX RIVAS,BARRIO BRISAS DEL LAGO,CASA N½55	1,890	0	0	0	1,890	0,000
V001718702	CARBALLO DE DIAZ MARGARITA	URB. NUEVA CASARAPA AV. INTER.GUARENAS-GUATIRE RES. EL TRAPICHE EDIF. 14-B APT.14	5,200	0	0	0	5,200	0,000
V005304989	CARBONELL DE GOMEZ RUIZ BEATRIZ L.	CENTRO SOLANO PLAZA OFIC.6-A AV.FCO SOLANO C/C LA IGLESIA SABANA GRANDE, CARACAS EDO	18 000	0	0	0	18,000	0,000
V006184996	CARDENAS DE BURRON GRACIELA.	57 BOULEVAR VICTOR HUGO NIZA 06000.- FRANCIA	1,824,606	0	0	0	1,824,606	0,079
V004350928	CARDENAS DE YERENA MORELLA.	CALLE LA SOLERA,QTA. CASI-CASINRO 102, URB. LA TAHONA, LA TRINIDAD, CARACAS-EDO MIRA	3,738	0	0	0	3,738	0,000
V004231978	CARDENAS SANCHEZ WILLIAM	URB. L AMARACAYA C/9-C NO. 79 ARAGUA.	1,134	0	0	0	1,134	0,000
V003178324	CARPIO DELFINO MIGUEL ENRIQUE.	CALLE VILLA FLOR, CENTRO PROF.DEL ESTE, PISO 8 OFIC. 83, SABANA GRANDE, CARACAS. 10	229,901	0	0	0	229,901	0,010
V000642297	CARRERO CUBEROS BERNABE		5,000	0	0	0	5,000	0,000
V003969619	CARRILLO ACOSTA CIPRIANO	AV M.TERESA TORO 1-A,APTO 4-2,LAS ACACIAS,CARACAS.1040	100	0	0	0	100	0,000
V004446111	CARRILLO HERNANDEZ NUBIA MARIA	FINAL AV.PPAL DE LOS NARANJOS RESD.GUAYACAN LETRA B PISO 05 APTO.51 URB.LOS NARANJOS 1	400	0	0	0	400	0,000



LIBRO DE ACCIONISTAS

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

CEDULA/RIF	NOMBRE	DIRECCION	ACCNES A	ACCNES B	ACCNES C	ACCNES D	ACCNES TOTAL	% CAP
V006910898	CARVAJAL CHITTY HUMBERTO ITIC.	LABORATORIO GEOLOGICO, EL CHAURE, CORPOVEN, PTO. LA CRUZESTADO ANZOATEGUI.	1,500	0	0	0	1,500	0,000
V003921437	CASTILLO JOSE EDECIO	ZONA INDUSTRIAL MUNICIPAL NORTE,AV ESTE-OESTE,N. 4, GALPON N.139,VALENCIA.	650	0	0	0	650	0,000
V002780050	CEBALLOS LOPEZ IRVING	AV.SUR 3, RES.CATYS PALACE, PISO 4,APTO. 44, LOS NARANJOS, EL CAFETAL.	10,000	0	0	0	10,000	0,000
V007191552	CHACIN LLAMOZAS MARCEL	INTERCOMUNAL SANTIAGO MARI°O SECTOR LA PROVIDENCIA PARCELA 33 LOTE 5C MARACAY ARAGUA	52,500	0	0	0	52,500	0,002
V006127542	CHANG HUNG YUNG YEN	AV. UNIVERSIDAD,MONROY A MISERICORDIA,EDIF.ROSELLA,PISO 5,APTO.52	30,000	0	0	0	30,000	0,001
V011225412	CHAPELLIN GARCIA GUSTAVO ALBERTO	10MA.TRANSV. DE ALTAMIRA, CONJRESD. COROICHE, APTO.3-A, ALTAMIRA.	56,732	0	0	0	56,732	0,002
J303821456	CHASEWOOD FINANCIAL, S.A.		24,768,085	0	0	0	24,768,085	1,079
V010204146	CHAZZAOUI PIàA RAUF	CALLE EL GAMELOTAL,RESD.SALTO ANGEL APTO.33B,URB.LAS ESMERALDAS,LA TRINIDAD	6,000	0	0	0	6,000	0,000
V015976040	CICHELLA MILLANI REINALDO ANDRES(M)	AV. LIBERTADOR TORRE EXA PISO 8 OFC. 807 CARACAS CHACAO.1060.-	4,150	0	0	0	4,150	0,000
V006816715	CICHELLA MILLIANI ALEJANDRO (MENOR)	AV. LIBERTADOR, TORRE EXA PISO 8 OFIC. 807, CARACAS. EDO MIRANDA. 1060	4,150	0	0	0	4,150	0,000
V013337190	CICHELLA MILLIANI SERGIO ANDRES (M)	AV LIBERTSDOR TORRE EXA PISO 8OFICINA 807 CARACAS 1060	4,150	0	0	0	4,150	0,000
V005532335	CISNERO DE DAVILA MARIA TERESA	3ERA AV CON 2DA TRANSVERSAL, EDF MAGNOLIA,APTO 5-B, LOS PALOS GRANDES, CARACAS	252,000	0	0	0	252,000	0,010
V004822294	CISNEROS GOMEZ MARIA DE LOURDES	C/MAURY,RESD VALLE ARRIBA,APTO7,PISO 3,LOS NARANJOS DE LAS MERCEDES,CARACAS. 1060	33,680	0	0	0	33,680	0,001
J303120792	CLARIDGE, LTD.	P.O. BOX 454 GRAND CAYMAN GRAN CAIMAN. GEORGE TOWN.	350,000,000	0	0	0	350,000,000	15,257
E082093859	COBHAM SCOTT STHEPHEN EDWARD.	EDIF. BANCO ORINOCO, PISO 5 AVENIDA FRANCISCO DE MIRANDA LA FLORESTA, CARACAS.	1,050	0	0	0	1,050	0,000
V005967346	COLELLA SIMOZA FRANCISCO ANTONIO.	AV. UNIVERSIDAD, EDIF. CENTRO MERCANTIL, PISO 4, OFICINA 47 ESQ. SAN FRANCISCO, CARACA	4,452	0	0	0	4,452	0,000
V006154312	COLINA DE MOLERO MAGDA JOSEFINA	OBSERVATORIO CAJIGAL ZONA MILITAR,QTA NO.7,23 DE ENERO.	500	0	0	0	500	0,000
V007366132	COLINA NESTOR RAFAEL	URB. EL CENTRO C/SAN IGNACIO NO. 147, MARACAY. EDO. ARAGUA	1,890	0	0	0	1,890	0,000
V005965060	COLMENARES ALTUVE ROSA MARIA	CALLE LA HIPICA,RESD.ATALAYA,TORRE 1,PISO 1 APTO 1-C	11,500	0	0	0	11,500	0,000
V000000000	COLMENARES LUIS EDUARDO		61,740	0	0	0	61,740	0,002
V012261485	COLUCCIO PEREIRA EDUARDO ENRIQUE	CALLE 3 RESD.MONTE ARENA PISO 4,APTO.42,MONTALBAN.	5,000	0	0	0	5,000	0,000
V003151827	CONDE DELFINO GUSTAVO EMILIO	2DA. AV DE CAMPO ALEGRE TORRE CREDIVAL, PISO 12, CHACAO.	682,080	0	0	0	682,080	0,029
V003484561	CONDE DELFINO VALENTINA ISABEL	SEGUNDA AV.CAMPO ALEGRE EDIF.TORRE CREDIVAL,PISO 12.	10,752	0	0	0	10,752	0,000
V013309477	CONDE ROTUNDO EMILIO LUIS	2DA AV.CAMPO ALEGRE,TORRE CREDI VAL,PISO 12,MCPIO CHACAO	31,668	0	0	0	31,668	0,001
J303229638	CONSORCIO AMERIVAL,C.A	** ACCS. BLOQUEADAS S/RESOL.DELA COM.NACIONAL DE VALORES DE FECHA 13-07-2000. MQ***	12,800	0	0	0	12,800	0,000
V005310238	CONTRERAS CASARES FRANCISCO	AV.ORINOCO TORRE LIPESA PISO 8URB.BELLO MONTE.	200	0	0	0	200	0,000
V000914680	CONZO#O NAVARRO CARMEN VIRGINIA	AV.INTERCOMUNAL DEL VALLE,RESDDON PEDRO,TORRE E,PISO 20,APTO20-3,CARACAS,D.F. 1090	740	0	0	0	740	0,000
V007254309	CORDERO DE HERRERA MARIANA	BANCO VENEZOLANO DE CREDITO MONJAS A SAN FRANCISCO SUR NRO7 GCIA DE ANALISIS DE CRED	5,250	0	0	0	5,250	0,000
V000215333	CORNIELES RAMON ENRIQUE	AV.PPAL.LOMAS DE PRADOS DEL ESTE, EDIF.PIEDRAS BLANCAS,APTO.3-B	210	0	0	0	210	0,000
J304414234	CORPORACION ALZURAVI, C.A.	AV.FCO DE MIRANDA TORRE CAVEN-DE PISO 2 BANK OF AMERICA CARACAS-EDO-MIRANDA	23,000	0	0	0	23,000	0,001
J003620351	CORPORACION ARAPACOA, C.A.	VZLO.DE CREDITO SALON DE DIRECTORES,AV.ALAMEDA,TORRE VZLO.DECREDITO PISO 9	2,910	0	0	0	2,910	0,000
J304182201	CORPORACION INFISA, C.A.	APARTADO POSTAL 3021, CARMELITAS	1,000	0	0	0	1,000	0,000
J002510900	CORPORACION RIMCAR, C.A.	AV FRANCISCO DE MIRANDA CENTROLIDO TORRE C,PISO-9,OFIC. 93-CURB. EL ROSAL. CARACAS.106	32,780	0	0	0	32,780	0,001
J312059095	CORPORACION SIETE COLINAS, C.A.	AV. SAN FELIPE Y GRANADO,EDF. ALTAMILLANA,PISO 4,APTO. PH4, URB.LA CASTELLANA	17	0	0	0	17	0,000
V004459236	CORREA DE GONZALEZ MARTA ELENA	URB.CALICANTO, AV.82-C, NO.68-101, VIA FLOR AMARILLO. VALENCIA-EDO.CARABOBO.-	1,560	0	0	0	1,560	0,000
V006845872	CORREDOR DIAZ NORBERTO TERCERO	COLINAS QTA.ALTAMIRA,RES.ALTA-VILA PLAZA TORRE B,APTO.42-B. EL MARQUEZ CCAS.MIRANDA 10	4,920	0	0	0	4,920	0,000
V009881238	COSTANTE TOGLIA MICHELE	APARTADO POSTAL 51654,SABANA GRANDE	5,000	0	0	0	5,000	0,000
V005969587	COVA FRANCO LUIS LEOPOLDO DEL VALLE	AV.VOLLMER EDF.ELECT.DE CCAS TORRE CTRAL P.15 V.P PLANIFICACION ESTRATEGICA CARACAS 1	3,000	0	0	0	3,000	0,000
J305532966	DALMA HOLDINGS A.V.V.	CALLE B-7 QUINTA 339 LA LAGUNITA CARACAS MIRANDA 1081.-	4,232,374	0	0	0	4,232,374	0,184
V006970615	DAPARTE REBODERO MARIA ISABEL	CALLE BUENA VISTA,RESD.LA MIRAGE,APTO.3D,URB.MIRANDA,CARACASEDO.MIRANDA. 1073	16,500	0	0	0	16,500	0,000
V011314861	DAVILA AVENDAÑO SYR GERMAN	CALLE EL CANGILON,RESD.PARQUE URIMARE,APTO.B1-2,LA TAHONA	2,300	0	0	0	2,300	0,000
V007269168	DE BASILIO DA SILVA MARIA TRINIDAD		1,134	0	0	0	1,134	0,000
V006555930	DE DALMADY YANTZEN NICOLAS ALEXANDE	AV.ABRAHAM LINCOLN NO.174,EDIF.GRAN SABANA GRANDE, PISO 01.	756	0	0	0	756	0,000
V000000000	DE DURAN EMILIA		882	0	0	0	882	0,000
V005577538	DE FREITAS RODRIGUEZ JOSE GUIDO	SILENCIO A JEFATURA, NRO 22-16MAIQUETIA, MUNICIPIO VARGAS	420	0	0	0	420	0,000
V000000000	DE LA PORTA OLGA R.		882	0	0	0	882	0,000
V010824127	DE SOUSA JOAO ISMAEL	ESQ.TEàIDERO,EDIF.CANDEMAR,PISO 15,APTO.15-B.URB.LA CANDELARIA	10,500	0	0	0	10,500	0,000
V000000000	DE UXCATEGUI MARINA		882	0	0	0	882	0,000
V006209259	DEL GALLO GALLO JOSE LUIS (DIFUNTO)	ESQ. DE VENADO A PIEDRA, RESD.LAS PIEDRAS PISO 12 APTO 102 SANTA TERESA CARACAS D.F.	78,750	0	0	0	78,750	0,003
V000000000	DELFINO ARRIENS ENRIQUE		53,424	0	0	0	53,424	0,002

VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL
AGENTE DE TRASPASO
GERENCIA DE SISTEMAS

PROGRAMA BATR202
FECHA 10/08/06

LIBRO DE ACCIONISTAS

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

CEDULA/RIF	NOMBRE	DIRECCION	ACCNES A	ACCNES B	ACCNES C	ACCNES D	ACCNES TOTAL	% CAP
V015182081	DELFINO BERTRAN SILVANA	AV.VENEZUELA ENTRE SOROCAIMA Y ALAMEDA,TORRE INVERUNION,PISO 3	67,583	0	0	0	67,583	0,002
V003180818	DELFINO DE ARISMENDI BEATRIZ	CALLE EL PARQUE,QTA LA CASA ROSADA,URB COUNTRY CLUB, EDO MIRANDA.	126,000	0	0	0	126,000	0,005
V007251120	DELFINO DE VERNET VIVANNE VALENTINA	C.C.C.T 1ERA ETAPA OFIC.307 PISO 3 CHUAO CARACAS MIRANDA 1060.-	84,000	0	0	0	84,000	0,003
V007251132	DELFINO GOMEZ JOSE IGNACIO	CALLE ARAGUANEY,QUINTA NO.45-AURB.ALTO HATILLO. CARACAS 1080	5,000	0	0	0	5,000	0,000
V003659618	DELFINO MONZON JUAN RAFAEL	EDIF.CENTRO SEGUROS SUD AMERI-CA PISO 11 OFIC 11-H EL ROSAL.CARACAS DTTO. FEDERAL	72,720	0	0	0	72,720	0,003
V006820919	DELFINO MONZON RICARDO.	TORRE SUDAMERICA PISO 11 OFC.11-H. EL ROSAL. CARACAS,DTTO.FEDERAL 1060	11,970	0	0	0	11,970	0,000
V006398408	DELFINO PARRA ELENA MARGARITA.	AV. FCO. DE MIRANDA URB. EL BOSQUE TORRE COUNTRY CLUB PISO 9 CHACAITO CARCACAS 1	460,490	0	0	0	460,490	0,020
V011306359	DELFINO PARRA MARIA ANGELICA	APARTADO POSTAL 66520, PLAZA LAS AMERICAS, CARACAS. 1061	1,440	0	0	0	1,440	0,000
V006827537	DELFINO PARRA MARIANA DE RUBARTELLI	AV. A EDIF.PEDREGAL APTO.01-B CAURIMARE CARACAS EDO.MIRANDA	1,050	0	0	0	1,050	0,000
V010338719	DELFINO SUBERO GUSTAVO ANDRES	AVENIDA SUR QUINTA GUAYAMURE LA LAGUNITA EL HATILLO ESTADO MIRANDA 1080	103,244	0	0	0	103,244	0,004
V005305004	DELFINO SUBERO VIRGINIA.		103,244	0	0	0	103,244	0,004
V003659619	DELFINO THORMAHLEN ALEJANDRO	TORRE COUNTRY CLUB P.12 AV.FCODE MIRANDA CHACAITO CARACAS DTTO.FEDERAL 1050	291,362	0	0	0	291,362	0,012
V005021068	DELGADO MORA SOLEDAD DEL ROSARIO		3,200	0	0	0	3,200	0,000
V005302101	DI BARI NAPOLITANO SEBASTIAN	AV. PPAL.DE SAN LUIS, RES. JENNY,PISO 4, APTO.43,SAN LUISEL CAFETAL, CARACAS 1061	476	0	0	0	476	0,000
V009968280	DI GENOVA CHIMIENTI ADRIANA	CALLE F,RESD.PANORAMA,PISO 1,APTO. 1-3,CAURIMARE,EL CAFETAL	4,500	0	0	0	4,500	0,000
V004680929	DI STEFANO DI GIACOMO FRANCO DONATO	AV.SUR 10,PARCELA 23-24,QTA.LOREVI,URB.LOS NARANJOS,MCPIO.EL HATILLO	22,000	0	0	0	22,000	0,000
J305533067	DIANDRA HOLDING A.V.V.	CALLE B-7 QTA. 339 LA LAGUNITA CARACAS MIRANDA 1081.-	5,617,374	0	0	0	5,617,374	0,244
V003665350	DIAZ DE FARO SILVIA MARGARITA	FINAL BLVARD EL CAFETAL,RESD. ADICORA,PISO 11,APTO.111,CARA-CAS,EDO.MIRANDA. 1061	3,000,000	0	0	0	3,000,000	0,130
V005570932	DIAZ DE MARIàO XIOMARA MARIA	AV.FUERZAS ARMADAS,ESQ. STA.ROSA,RES.LAS BRISAS,TORRE C P.14APTO.142-C.	41,740	0	0	0	41,740	0,001
V004771501	DIAZ DELFINO MARIOLGA	BANCO MERCANTIL,BANCA PRIVADA,CHUAO,CARACAS,EDO.MIRANDA.1061	2,500,000	0	0	0	2,500,000	0,108
V003665351	DIAZ DELFINO RAFAEL JOSE	CALLE A-2 QTA.CASTELLANA URB. CAURIMARE, CARACAS ESTADO MIRANDA 1060	2,527,450	0	0	0	2,527,450	0,110
V005465032	DIAZ GONZALEZ KEISTHER MARIELLA	AV.FCO.DE MIRANDA ,TORRE CAVENDES PISO 17 TESORERIA,LOSPALOS GRANDES CARACAS.- 1	6,000	0	0	0	6,000	0,000
E082074778	DIAZ GONZALEZ LEONARDO JOSE.	EDIF. BANCO DEL ORINOCO, PISO 5, AVE. FRANCISCO DE MIRANDA LA FLORESTA, CARACAS.	1,050	0	0	0	1,050	0,000
V004873952	DIAZ YANEZ FERNANDO CARMELO	URB.MORRO II,AV.144,N½915,SAN DIEGO,VALENCIA	12,600	0	0	0	12,600	0,000
V003718864	DILLER RAUCH SIEGFRIED JOSEF	LAGOVEN,S.A.,EDIF.SEDE LOS CHAGUARAMOS,PISO 4 OFIC.454.	8,000	0	0	0	8,000	0,000
V006132980	DINIZ CORREIA JOAO GABRIEL	CALLE 4A URB.VISTA ALEGRE,QTA.CONDILMA,ESQ.CON CALLE 15,N½08-04-02-13,FRENTE A LA IGLE	3,000	0	0	0	3,000	0,000
J001541624	DISTRIBUIDORA RIMERO,C.A	HOTEL CARACAS HILTON,LOBBY PRINCIPAL,LOCAL 7,(MUTINI), CARACAS.1010	1,000	0	0	0	1,000	0,000
V002840096	DITTMER MANZANO EGBERT	AV. PPAL. LOMAS DE CHUAO QTA. CHUVICA, CARACAS. EDO. MIRANDA	2,777,938	0	0	0	2,777,938	0,121
E000954238	DODEL ROURE PIERRE HENRI	AV.FRANCISCO DE MIRANDA,CENTROPLAZA,TORRE A, PISO 19,OFIC.F,LOS PALOS GRANDES,CARACAS	420	0	0	0	420	0,000
V006910556	DOMINGUEZ GRATEROL JUAN CARLOS.	AVENIDA SAN JUAN BOSCO, EDIF. CENTRO ALTAMIRA, PISO 11 ALTAMIRA, CARACAS.	8,946	0	0	0	8,946	0,000
V006249499	DREISSIG EHRLICH SIEGFRIED GUNTER	APARTADO POSTAL 70806,LOS COR TIJOS DE LOURDES	1,040,000	0	0	0	1,040,000	0,045
V006914352	DREISSIG TOVAR INGRID XIOMARA	CALLEJON MAFALDA MALDONADO,URB.LA FLORIDA,RESD.ESPOFLORIDA,APTO 5-B	1,000,000	0	0	0	1,000,000	0,043
V006325149	DRUMOND VASCOCELOS NELSON PABLO	AV.UNIVERSIDAD SEGUROS LA SUGURIDAD NIVEL AV.DIV DE TESORERIA CARACAS 1010.	6,500	0	0	0	6,500	0,000
V006317266	DUARTE CONTRERAS SANTIAGOI JOSE		270	0	0	0	270	0,000
V006285948	DUHAU NELSON ALBERTO JUAN	AVDA. FRANCISCO DE MIRANDA EDF. EASO, PISO 13,OFC. LM EL ROSAL CARACAS 1050	60,000	0	0	0	60,000	0,002
V004434926	DURAN LUGO LESBIA CRUZ	URB. EL VALLE FRESCO MANZANA H NO. 17, TURMERO. EDO ARAGUA	1,764	0	0	0	1,764	0,000
V008729872	DURO LIRA MARIA LUISA	CALLE EL SERVICIO,CASA NRO 2,LOMAS DE PALMARITO,URB.EL CASTAàO MARACAY EDO.ARAGUA	78,750	0	0	0	78,750	0,003
J000000000	DUTCH MILL CORPORATION A.V.V.	CALLE GUAICAIPURO ENTRE PICHINCHA Y AV.PPAL DE LAS MERCEDES,EDIF.ALIANZA,PISO 9,EL ROS	12,384,043	0	0	0	12,384,043	0,539
V081274533	EGUEZ DE LIMES REMY MARITZA	QTA BOCONO,8VA TRANSV ENTRE 4TA Y 5TA AV LOS P.GRANDES, CARACAS.1060	1,225	0	0	0	1,225	0,000
V000055748	EGUI DE MACHADO CRISTINA	AV.11 ENTRE 7MA Y 8VA TRANSV.ALTAMIRA QTA.LAS CRISTINAS.	26,200	0	0	0	26,200	0,001
V005537956	ELLIS ALVAREZ DE LUGO EDWARD.		78,750	0	0	0	78,750	0,003
V000264863	ELLIS GARCIA DE LA CONCHA JOHN	URB. ORIPOTO CALLE LA MONTA^A QUINTA LA RUEDA CARACAS ESTADO MIRANDA	78,750	0	0	0	78,750	0,003
V005531540	ELOVIC SCHUTZBERGER ROBERTO	ABANICO A SOCIEDAD,EDIF.INORCAPISO 5,APTO.51,CARACAS,D.F. 1010	30,000	0	0	0	30,000	0,001
V006266167	EMMANUELLI GRAELLS CARLOS JESUS	AV BOYACA A MARI^O,N. 81-83, SAN AGUSTIN DEL NORTE,CARACAS.1010	98	0	0	0	98	0,000
V007947526	EMPERADOR MARQUEZ LEONARDO FRANCISC	AVDA. ROMULO GALLEGOS RESD. MI VEGUITA APTO.15-A SEBUCAN CARACAS ESTADO MIRANDA 106	12,000	0	0	0	12,000	0,000
V006844912	ERASO RODRIGUEZ RICARDO JOSE.	AV. LIBERTADOR CRUCE CON LAS PALMAS EDF SUYENERTUR PISO 4 OFC 4-F CARACAS 1050	4,592	0	0	0	4,592	0,000
V002570479	ESCOBAR DE GARCIA ELIGIA.	RESD.LAS AMERICAS,EDF.URUGUAY PISO 11,APTO.112,PUENTE 9 DE DICIEMBRE.EL PARAISO.CCAS.	1,302	0	0	0	1,302	0,000
V006825226	ESCOBAR RODRIGUEZ YUNEIDA	SAN ANTONIO.	5,040	0	0	0	5,040	0,000
V000000000	ESPEJO EDGAR EDUARDO		5,922	0	0	0	5,922	0,000
V003797303	ESTEVES CONZO^O DAVID NIKOLAI	AV.INTERCOMUNAL DEL VALLE,CONJRESD.DON PEDRO,TORRE E,PISO 20APTO.20-3,CARACAS. 1090	1,000	0	0	0	1,000	0,000


VENEZOLANO DE CREDITO, S.A.
BANCO UNIVERSAL
AGENTE DE TRASPASO

FORMA OXXB

VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL
AGENTE DE TRASPASO
GERENCIA DE SISTEMAS

PROGRAMA BATR202
FECHA 10/08/06

LIBRO DE ACCIONISTAS

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

CEDULA/RIF	NOMBRE	DIRECCION	ACCNES A	ACCNES B	ACCNES C	ACCNES D	ACCNES TOTAL	% CAP
J002304642	ESTUDIOS IDEFIX, S.R.L.	TORRE BANVENEZ, PISO 14, FINALAV. FCO SOLANO, URB. SABANA GRANDE, CARACAS. 1050	10,248	0	0	0	10,248	0,000
V006932707	FALCON MORALES FRANCISCO ALEXANDER	URB TERRAZAS DEL AVILA,CALLE 3EDF MONT-AVILA,PISO 7,APTO 7-5CARACAS.1070	70,000	0	0	0	70,000	0,003
V004837005	FARINA FRIXA ANA MARIA	URB. EL PREBO AV. 119 NO. 130-50 QTA. GIOVANNA. VALENCIACARABOBO.	12,138	0	0	0	12,138	0,000
V001758807	FEBRES CORDERO DE PEREZ BEATRIZ E.	FINAL AV.FCO.DE MIRANDA TORRE COUNTRY CLUB P.12 CHACAITO CA-RACAS EDO.MIRANDA 1050	20,764	0	0	0	20,764	0,000
V005972132	FEBRES PEREZ JOSE ALBERTO	APARTADO POSTAL N½ 3021,CARMELITAS	2,834	0	0	0	2,834	0,000
V002066636	FEDOSEJEVS SCHEFLERS GEORG.	EDIF. CATUCHE, APTO 8-A PARQUE CENTRAL. CARACAS.	90,946	0	0	0	90,946	0,003
V007221204	FERNANDEZ HERRERA JORGE FELIX	AV.UNIVERSIDAD,ESQ.EL CHORRO,TORRE EL CHORRO,PISO 8,GCIA.DE FINANZAS	12,000	0	0	0	12,000	0,000
V008837512	FIGUEIRA JORGE LUIS	CALLE BARCELONA QTA. LA HERRADURA URB. COLINAS DE TAMANACO, CARACAS.	30,000	0	0	0	30,000	0,001
V013311600	FIGUEROA COLLAZO JOHANNA SERLYN	AV.ESTE 0,SAN BERNANDINO,TORREFINANCIERA PROVINCIAL,P-2,DTO.DE IMPUESTO.CARACAS.1010.	500	0	0	0	500	0,000
J302923611	FINANCIERA DEL VALLE, C.A.		4,000	0	0	0	4,000	0,000
V006560336	FONT CARVALLO EDUARDO JOSE V	AV.ANDRES BELLO ENTRE 3 Y 4 TRANS RESD.NORMANDA PISO 02,APTO.22,URB.LOS PALOS GRANDE	500	0	0	0	500	0,000
J	FREDERICK HOLDING INC.	U.S.A.	3,908,142	0	0	0	3,908,142	0,170
V006197455	FRESCO DJIAN ENRIQUE.	AV. PPAL URB. LA ESMERALDAS RESD. STA. MARTA.APTO. 101-B VIA LA BOYERA. EDO. MIRAND	5,964	0	0	0	5,964	0,000
V005137550	FREYRE DE RICOL LOURDES	APARTADO DE CORREO 65593 SANTA PAULA 1066-A CARACAS ESTADO MIRANDA	8,610	0	0	0	8,610	0,000
V000000000	FUENTES GILLY MANUEL JOSE		124,866	0	0	0	124,866	0,005
J001639560	FUNDACION CARLOS DELFINO	JESUITAS A MATURIN,EDIF. MADELCA,PISO 1	100,511,658	0	0	0	100,511,658	4,381
V004852496	GALARRAGA RODRIGUEZ MARITZA	CENTRO PARQUE CARACAS,TORRE E,PISO 7,APTO.71-E,LA CANDELARIA	3,400	0	0	0	3,400	0,000
V000000000	GARABAN PEREZ FREDDY		5,670	0	0	0	5,670	0,000
V002996540	GARCIA BLANCO LUISA JOSEFINA	RESD. PALO NEGRO 2DA ETAPA MANZANA I NO. 362, PALO NEGRO EDO. ARAGUA.	1,890	0	0	0	1,890	0,000
V006365400	GARCIA CHACON PAULA LIZBETH	AV.BOULEVARD CON MORAO,RESD.CAYAURIMA,APTO.2-A,URB.EL CAFE- TAL,CARACAS, 1061	42	0	0	0	42	0,000
V004466213	GARCIA RODRIGUEZ JOSE LUIS	URB. SAN JACINTO EDIF. ARAGUANEY PISO 3 APTO. 3-B MARACAY EDO ARAGUA	1,890	0	0	0	1,890	0,000
V000000000	GARCIA RODRIGUEZ PEDRO DIONICIO		4,000	0	0	0	4,000	0,000
V005402528	GARCIA SANOJA SIXTO JOSE	EDIF. PARQUE RESID. LOS CAOBOSTORRE C, PISO 14, APTO. 147 CARACAS 1070	420	0	0	0	420	0,000
V005365211	GARCIA SILVA MARITZA JOSEFINA	CALLE CECILIO ACOSTA RESD. ROBERTO LOCAL UNICO VIDRIOS ACARIGUA LOS TEQUES 1201	52,708	0	0	0	52,708	0,002
V003840187	GASIA GONZALEZ IGNACIO	CALLE 3-A EDIF.CENTRO PROFESIONAL,LA URBINA PISO 9 OFIC.9-F.	420	0	0	0	420	0,000
V002776303	GAUDIO DE CLAMENS ALBA	ADQUIRIDAS POR HERENCIA SIN FICHA	6,300	0	0	0	6,300	0,000
V003630803	GAUDIO KEMPIS LIVIA	ADQUIRIDAS POR HERENCIA SIN FICHA	6,300	0	0	0	6,300	0,000
V001873991	GAUDIO KEMPIS MARIO ALBERTO	AV.LAS DELICIAS,RESD.AGUAMIEL,APTO.2-A	6,300	0	0	0	6,300	0,000
V009649778	GENTILE NIEVES GINELA FLORA	AV. BERMUBEZ SUR NO. 151, MARACAY EDO. ARAGUA.	1,890	0	0	0	1,890	0,000
V009410767	GERMAN GARCIA MARTIN JOSE	CARMELITAS A ALTAGRACIA EDF.CITIBANK P.B. DPTO DE AUDITORIA CARACAS DTTO. FEDERAL	2,400	0	0	0	2,400	0,000
V010711576	GIL ALVAREZ BOLIVIA GIOCONDA	CALLE LOS MANGOS CON AV. FRAN-CISCO SOLANO EDIF.XELEMAR P.4 SABANA GRANDE.- CARACAS DT	1,000	0	0	0	1,000	0,000
V009673341	GIL BRACHO ARTURO JOSUE	CALLE ROMULO GALLEGOS N. 9 LOSPROCERES SANTA RITA CARACAS MARACAY-ARAGUA	3,024	0	0	0	3,024	0,000
V015991481	GIL MAYZ CARLOS RAUL JOSE	CALLE EL VALLE, QUINTA GILVILA URB.COUNTRY CLUB, CARACAS.	10,500	0	0	0	10,500	0,000
V015865722	GIL MAYZ CAROLINA JULIETA	URB.COUNTRY CLUB,QTA.GILVILLA	10,500	0	0	0	10,500	0,000
V004581529	GIL VELUTINI JOSE VICENTE ALONSO	URB. PALMARITO,CALLE F, NRO.76EL CASTA^O, MARACAY,EDO.ARAGUA	21,000	0	0	0	21,000	0,000
V003157319	GINER ALONSO MARIANO ANGEL	ZONA COMERCIAL SANTA ROSA DE LIMA, EDIF.SAMANTHA, CERRO SHOP, C.A., LOCAL 4.	1,008	0	0	0	1,008	0,000
V003981127	GOLDENSTEIN IANOVICI FRANKLIN	CALLE LA ENTRADA,RESD EL CERROQTA LA CHIPOLA,URB MIRANDA, CARACAS. 1070	15,200	0	0	0	15,200	0,000
V012951494	GOMES FERNANDES DANIEL ALEJANDRO	APARTADO POSTAL NRO 63087,CHACAITO	3,000	0	0	0	3,000	0,000
V001890122	GOMEZ ARRAIZ ROSA ELENA	AV.PPAL.DE CHUAO, EDIF.CAPANA-PARO, APTO.1-A, PISO 1, CHUAO.CARACAS.-	3,438,860	0	0	0	3,438,860	0,149
V009882547	GOMEZ BERTOLINI MARIA LORENA	CALLE LOS GERANIOS,QTA.SANTA FE,URB.PRADOS DEL ESTE	102,600	0	0	0	102,600	0,004
V003281559	GOMEZ DE CADENA JOAN MARY	AV ORINOCO TORRE LIPSA PISO 8 URB BELLO MONTE CARACAS 1050	3,561,860	0	0	0	3,561,860	0,155
V003237741	GOMEZ DE GOMEZ MONSERRATE (DIFUNTO)	APARTADO POSTAL 80078,PRADOS DEL ESTE	2,231,250	0	0	0	2,231,250	0,097
V004272934	GOMEZ DE ROMERO SYLVIA HELENA	TRANSVERSAL 11,QTA. PIEDRA DE AGUA,URB.ALTAMIRA	88,452	0	0	0	88,452	0,003
V001738523	GOMEZ FEGUNDEZ ANDRES MIGUEL	POLICLINICA METROPLITANA, CONSULT. 1-I,CALLE A-1,URB. CAURIMARE,EL CAFETAL,CCAS.	10,000	0	0	0	10,000	0,000
V000025370	GOMEZ GARCIA IRAYDA LUISA	CALLE COROMOTO,RESD LA MONTAÑA EDIF.C, APTO PB-1,URB EL AVILA ALTA FLORIDA, CARACAS	500,000	0	0	0	500,000	0,021
V000965161	GOMEZ GARCIA JUAN VICENTE	APARTADO DE CORREO N. 349 MARACAY,EDO ARAGUA.2101	700	0	0	0	700	0,000
V003177588	GOMEZ GOMEZ GONZALO	CALLE 13,RESD.GRAN SASO I,APTON½ 47,LA URBINA	45,215	0	0	0	45,215	0,001
V003177587	GOMEZ GOMEZ JUAN VICENTE.	CONJ.650 EL SOL AV.CIRCUNVALA-CION DEL SOL SANTA PAULA TORRE2 PISO 8 APTO.8-1 CARACAS	4,730	0	0	0	4,730	0,000
V007520172	GOMEZ MORIN JESUS EMILIO.	AVENIDA LIBERTADOR, EDIFICIO NUEVO CENTRO P.B. LOCAL C, CHACAO, CARACAS. 1060	5,796	0	0	0	5,796	0,000
V009878639	GOMEZ PEREZ SIMON ALFREDO	CALLE 25,LAS MERCEDES,CHACAO, SEAGRAMS,CARACAS,ESTD.MIRANDA,1061	6,875	0	0	0	6,875	0,000



LIBRO DE ACCIONISTAS

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

CEDULA/RIF	NOMBRE	DIRECCION	ACCNES A	ACCNES B	ACCNES C	ACCNES D	ACCNES TOTAL	% CAP
V010349767	GOMEZ RAMOS CATARINA ISABEL	AV.PPAL DE LAS MERCEDES,BANCO PLAZA,PISO 2, DPTO.TARJETAS DECREDITO.	1,512	0	0	0	1,512	0,000
V000025229	GOMEZ REVENGA JOSEFINA.(DIFUNTO)	EDIF. GENERAL DE SEGUROS 5TO PISO, AV. CARACAS, CHUAO CARACAS.	1,824,606	0	0	0	1,824,606	0,079
V001389601	GOMEZ RIVAS OMAR JOSE	APARTADO POSTAL 66066	20,000	0	0	0	20,000	0,000
V003177249	GOMEZ RUIZ ALFREDO.	FINAL CARRETERA EL VOLCAN, QTAEL TOPITO, EL HATILLO. EDO. MIRANDA.	50,442	0	0	0	50,442	0,002
V003185691	GOMEZ-RUIZ RODRIGUEZ GUSTAVO	CALLE BALDO,EDF.LATINO,PISO 1,BOULEVARD SABANA GRANDE	1,425 072	0	0	0	1,425,072	0,062
V003177249	GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	AV.URDANETA ESQ.VEROES A SANTACAPILLA EDIF.BANCO CARACAS P.3PRESIDENCIA CARACAS D.F. 1	10 500	0	0	0	10,500	0,000
V003658179	GONZALEZ CARIAS AURA VALERIA	ENTRADA PPAL URB.MIGUEL ANGEL RUBIO CASA SAN JUDAS TADEO NO.36-33 BARINITAS 5201	1,890	0	0	0	1,890	0,000
V006820671	GONZALEZ CLAVELLI ANDRES	AV. FCO DE MIRANDA, TORRE LA PRIMERA, P-H, EL ROSAL. CARACAS, EDO MIRANDA. 1060	86	0	0	0	86	0,000
V000000000	GONZALEZ DE GAMBOA MARIA DEL PILAR	AV. TOPO MURACHI, QTA. LA MARRONECA, URB. MACARACUAY. CCAS. EDO. MIRANDA.	66.276	0	0	0	66,276	0,002
V013285399	GONZALEZ DE TAMAYO LUZ DARY	CALLE 1 ESQ.CARRERA 6, QUINTA PAGIN,URB.COLINAS DE SANTA RO-SA,BARQUISIMETO,EDO.LARA.	100	0	0	0	100	0,000
V000931866	GONZALEZ DELFINO ALFREDO	CALLE CORFU NORTE,N½30,QTA.TARA LOS RAUSEO,EL LIMON	96,500	0	0	0	96,500	0,004
V000984356	GONZALEZ DUGARTE JOSE DE JESUS	CALLE COMERCIO, QTA. GON-NIE, NRO.4URB. PALO VERDE, PETARE.	3,440	0	0	0	3,440	0,000
V004456050	GONZALEZ F. MARIA FERNANDA.	PARQUE RESD. MEDITERRANEO,EDIFRHODES, APTO 153, LOS GERANIOSVIA EL HATILLO.	84.546	0	0	0	84,546	0,003
V005422620	GONZALEZ FERRI MANUEL	AV. LAS PALMAS NORTE RESD.LAS HALAS,PISO 7,APTO.7-B,URB.LA FLORIDA	1,594 510	0	0	0	1,594,510	0,069
V011227401	GONZALEZ PEREZ PATRICIA ALEJANDRA	AVENIDA PRINCIPAL EL MANANTIALQUINTA PATY URB. LOS CASTORESSAN ANTONIO DE LOS ALTOS 1	5,260	0	0	0	5,260	0,000
V007227261	GONZALEZ REYES JOSE ANTONIO	AV. CONSTITUCION NO. 158 ENTREAV. BERMUDEZ Y AV. FUERZAS AREAS URB STA ANA MARACAY.	1,890	0	0	0	1,890	0,000
V013312884	GONZALEZ RODRIGUEZ MANUEL	AV.AVILA,RESD.PARQUE FLORIDA,PISO 2 APTO.25-N,URB.LA FLORIDA	7,500	0	0	0	7,500	0,000
V004566920	GONZALEZ RODRIGUEZ WILLIAM ANIBAL	URB. BASE ARAGUA RES. LUIS XV,PISO 8, APTO. 88, AV. LAS DELICIAS. MARACAY EDO ARAG	2,394	0	0	0	2,394	0,000
V009968472	GONZALEZ TEIJIDO ADOLFO	AV.LAS PALMAS,RESD.ANTARES,APTO.9-A URB.LAS PALMAS.	1,428	0	0	0	1,428	0,000
V000093253	GONZALEZ VALLENILLA JORGE JOSE	AV.PPAL.LOS CHORROS,QTA.NANANA #38 LOS CHORROS	8 365	0	0	0	8,365	0,000
V005263553	GRANADILLO CAMPOS HECTOR JOSE	FUNDACION MARACAY II, EDIF 56 PISO 3 APTO. 56-31, MARACAY EDO. ARAGUA.	1,890	0	0	0	1,890	0,000
V008004463	GRESPAN RAMIREZ MILCO ATILIO	CALLE 2,TORRE EMMSA,PISO 5,OFC.5-C,LA URBINA SUR	1,500	0	0	0	1,500	0,000
V005420938	GRILLET INSERRI SONSIRE CARLOTA	AV.DEL CANGILON EDF.TERRACOTA TORRE III,PISO 3,APTO.3-B.	40,000	0	0	0	40,000	0,001
V010333377	GRIMALDI DE LIMA RAUL RAINIERO	AV.ROMULO EDF.LAS AMERICAS APTO11 SEBUCAN CARACAS EDO.MIRAN-DA 1071	20,000	0	0	0	20,000	0,000
J002382210	GROSPERCA, .C.A.	AV. FCO. DE MIRANDA. EDIF. CAVENDES. PISO 3, OFIC. 303- 304, LOS PALOS GRANDES. CC	2,184	0	0	0	2,184	0,000
V009882547	GUARDAZZI GOMEZ FERNANDO A. (MENOR)	CALLE ESPA^A, CONJUNTO RESD. LOS OLIVOS, NO.28. PTO.ORDAZ-EDO.BOLIVAR	75,000	0	0	0	75,000	0,003
V009882547	GUARDAZZI GOMEZ MARIA F. (MENOR)	URB. LOS OLIVOS, CALLE ESPA^A CONJ. RESD. LOS OLIVOS, NRO 28PTO ORDAZ, EDO BOLIVAR. 80	75,000	0	0	0	75,000	0,003
V006258940	GUEVARA PORRAS JOSBELL	CALLE EL ROSARIO,APTO B-6,RESDRIO TUY,LA TRINIDAD,CARACAS. 1080	900	0	0	0	900	0,000
V004349522	GUTIERREZ DE EGA^A AMANDA	AV. PASO REAL CALLE LEMGO QTA. MANDI PRADOS DEL ESTE CARACAS DTTO. FEDERAL. 1080	4,500	0	0	0	4,500	0,000
V005015905	GUZMAN OLIVO FELIPE BAUTISTA	AV. ROMULO GALLEGOS RESD.LYZZANO PISO 5 APTO.5-E SECTOR HORIZONTE, EL MARQUEZ.	2,300	0	0	0	2,300	0,000
V000639904	HEREDIA JUAN BAUTISTA	CALLE UKRANIA,N½ 22,LOS MAGALLANES,CATIA	45.000	0	0	0	45,000	0,001
J300789705	HERMEN 5000 C.A.	AV PASEO HIPICO EDF. ANDREINA N.93. BARQUISIMETO EDO.LARA	55,351	0	0	0	55,351	0,002
V005523342	HERNANDEZ ALVAREZ MARIA DEL CARMEN	BLOQUE 41,PISO 2,LETRA D,APTO 27,ZONA E,23 DE ENERO	100	0	0	0	100	0,000
V006322089	HERNANDEZ MARTIN FRANCISCO IGNACIO	AV.SANZ EDIF. ONDARRETA CENTROAPTO. 3D, PISO 3, EL MARQUEZ CARACAS 1070.-	4,410	0	0	0	4,410	0,000
V006302275	HERNANDEZ PADRON ANGEL GONZALO	BOULEVARD DE SABANA GRANDE,EDIF. ALVERNIA PISO 1,OFIC.11 SABANA GRANDE	10,000	0	0	0	10,000	0,000
V006925148	HERNANDEZ VISO RAFAEL ANDRES	H.L. BOULTON & CO., S.A.C.A AV. UNIVERSIDAD, ESQ EL CHORROTORRE EL CHORRO, PISO 14,	2,940	0	0	0	2,940	0,000
V006814497	HERRERA RAMIREZ JORGE ANTONIO	AV INTERC LA BOYERA,RESD MIRA-CLARA,P-10,APTO 10-3,EL HATI- LLO,CARACAS.1083	26,250	0	0	0	26,250	0,001
J003126527	HIDROCONSTRUCCIONES 37, C.A.	EDIF. BANCO DE VENEZUELA AVE. UNIVERSIDAD ESQ. DE SOCIEDAD CARACAS. DTTO. FEDERAL.	2,184	0	0	0	2,184	0,000
J003617296	ICCB VALORES, C.A.	AV. UNIVERSIDAD,ESQ. EL CHORROTORRE EL CHORRO,PISO 8,DPRO.DEFILIALES DEL EXTERIOR. CCS	76.482	0	0	0	76,482	0,003
J303712380	INDEX FINANZAS, C.A.	AV. ERNESTO BLOHM,EDIF. DIAMENPISO 1, OFIC. 15, CHUAO CARACAS 1060.-	25,000	0	0	0	25,000	0,001
J001564039	INMOBILIARIA ARA, S.A.	AV.VENEZUELA,C/CALLE SOROCAIMAEDF.FRONTERA, PISO 4, OFIC.5, EL ROSAL. CARACAS.- 1050	33,600	0	0	0	33,600	0,001
J302476380	INMOBILIARIA LA ONSEDONIA, C.A	CENTRO PROFESIONAL DEL ESTE, CALLE VILLAFLOR, PISO 8 OFIC. 83, SABANA GRANDE, CARACAS	5,726,851	0	0	0	5,726,851	0,249
J300217485	INMOBILIARIA ZAIT MONET, C.A.	ESQ.GRADILLAS A SAN JACINTO,EDF.BANCO PROGRESO,P.B.	19,404	0	0	0	19,404	0,000
J003501468	INMUEBLES E INV. F.GOMEZ & HIJOS	CALLE LA GUAIRITA CENTRO PROF.EUROBUILDING, PISO7 OFIC.7-B. CHUAO, CARACAS. 1060	7,434	0	0	0	7,434	0,000
J002864133	INVERSIONES ANAMIGRA, S.A.	AV. PPAL DE LOS RUICES,CENTRO EMPRESARIAL LOS RUICES,PISO 2,OFIC.218	88,620	0	0	0	88,620	0,003
J002421171	INVERSIONES AVIDULES, C.A.	EDIF. ATRIUM, PISO 3 OFIC. OP 31, AV. TAMANACO, EL ROSAL. CARACAS, 1060.	17,000	0	0	0	17,000	0,000
J003661708	INVERSIONES BACIANI,C.A.	TORRE DELTA, PISO 1, OFIC. ABCO, AV. FRANCISCO DE MIRANDAALTAMIRA, CARACAS.	1,302	0	0	0	1,302	0,000
J001240357	INVERSIONES COCOLI C.A.	PROLONGACION 2DA,TRANSV.DE LA CASTELLANA,RES.PIDRAVILLA APTO32A,ENTRE AV.PPAL LA CASTE	5,000	0	0	0	5,000	0,000
J300103986	INVERSIONES GLOBALCORP, C.A.	CENTRO BANAVEN, TORRE B, PISO 1 OFIC. B 14-1, CUBO NEGRO. CHUAO, CARACAS. 1061	48,678	0	0	0	48,678	0,002
J003159212	INVERSIONES GRUPO 21,C.A.	UNIDAD COMERCIAL LA FLORIDA P.1 OFC.1 LA FLORIDA CARACAS DTTO.FEDERAL 1050	2,612	0	0	0	2,612	0,000


VENEZOLANO DE CREDITO, S. A.
BANCO UNIVERSAL
AGENTE DE TRASPASO

FORMA OXXB

VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL
AGENTE DE TRASPASO
GERENCIA DE SISTEMAS

LIBRO DE ACCIONISTAS

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

CEDULA/RIF	NOMBRE	DIRECCION	ACCNES A	ACCNES B	ACCNES C	ACCNES D	ACCNES TOTAL	% CAP
J002061022	INVERSIONES HYADES, C.A.	AV.LINCOLN,EDIF.ZENITH,PISO 5 SABANA GRANDE	220,000	0	0	0	220,000	0,009
J305605831	INVERSIONES INVEMA 2000, C.A.	AV.BARALT,ESQ. EL TRUCO,TORRE CASTEL GRANDE,APTO.18-B.	323 682	0	0	0	323,682	0,014
J302652650	INVERSIONES INVERDELGO, C.A.	UNIDAD COMERCIAL LA FLORIDA P.B. LOCAL NO. 30 LA FLORIDA CARACAS 10 1050	1,133,172	0	0	0	1,133,172	0,049
J075481658	INVERSIONES JUVIGO C.A	APARTADO POSTAL 349 MARACAY EDO ARAGUA 2101	9	0	0	0	9	0,000
J003587648	INVERSIONES KAZALY, C.A.	AV.UNIVERSIDAD,ESQ.EL CHORRO, EDIF.TORRE UNION, PISO 19.	378	0	0	0	378	0,000
J002355476	INVERSIONES KHAFRE, C.A.	CALLE VILLAFLOR,CENTRO PROFESIONAL DEL ESTE,OFIC.83,SABANA GRANDE,CARACAS	1,821,456	0	0	0	1,821,456	0,079
J001067906	INVERSIONES MOLINILLO, C.A.	CALLE 8,EDIF.FARVENCA,P.2,ZONAINDUSTRIAL LA URBINA, CARACAS,EDO.MIRANDA.1073	44 856	0	0	0	44,856	0,001
J002393106	INVERSIONES MORAVIA, C.A.	AV. LIBERTADOR, CTRO. PARIMA OFIC. 802, PISO 8, CHACAO APARTADO 568, CARACAS.	50,919 498	0	0	0	50,919,498	2,219
J002257814	INVERSIONES OSMARASIL, C.A	QUINTA LA CASTELLANA, CALLE AZCAURIMARE, CARACAS. ESTADO MIRANDA. 1061	2 718	0	0	0	2,718	0,000
J004912739	INVERSIONES PALMIRA C.A.	TORRE COUNTRY CLUB, PISO 13 AV. FCO DE MIRANDA CON AV. EL PARQUE, URB EL BOSQUE, CAR	126	0	0	0	126	0,000
J003690686	INVERSIONES PEAISTU, C.A.	CENTRO COMERCIAL MOHEDANO P.H.B, LA CASTELLANA. CARACAS.	504	0	0	0	504	0,000
J000634343	INVERSIONES PEREZ PARIS.	AV. LAS ACACIAS, QUINTA NRO 39URB. LA FLORIDA, CARACAS. DTTO FEDERAL. 1050	28 980	0	0	0	28,980	0,001
J001363386	INVERSIONES PITARA, S.A.	AV.FRANCISCO SOLANO,TORRE BAN-VENEZ,PISO 14,OFIC.14-C,SABANAGRANDE,CARACAS,D.F. 1050	8	0	0	0	8	0,000
J312050616	INVERSIONES PPSD, C.A.	AV. PPAL. QTA.SAN ONOFRE,URB. COUNTRY CLUB	17	0	0	0	17	0,000
J001150382	INVERSIONES PRIVEGAS, S.A	CALLE GUANARE,QTA.MONTEVEO COLINA DE BELLO MONTE.	620	0	0	0	620	0,000
J300569055	INVERSIONES SF118 C.A.	CENTRO COMERCIAL ORACAO LOCAL C-6 SAN FELIPE	51,021 642	0	0	0	51,021,642	2,224
J001528636	INVERSIONES TALBOT, C.A.	AV. FCO. DE MIRANDA TORRE COUNTRY CLUB PISO 2 CHACAITO CARACAS MDA.	3,907,906	0	0	0	3,907,906	0,170
J001751025	INVERSIONES TAUCHO, C.A.	AV. UNIVERSIDAD ESQ. EL CHORROTORRE EL CHORRO P.8 DPTO.FILIALES CARACAS D.F. 1010	28 014	0	0	0	28,014	0,001
J003311391	INVERSIONES TOMHAR, C.A.	CALLE MOSEN SOL (SOROCAIMA) QUINTA HANY, EL MARQUES. CARACAS.	18,394 446	0	0	0	18,394,446	0,801
J002142715	INVERSIONES VEIQUEVE, S.A	AV VENEZUELA C/CALLE SOROCAIMAEDF FRONTERA PISO 4 OFICINA 5 EL ROSAL CARACAS EDO MIRAN	127,600	0	0	0	127,600	0,005
J002583886	INVERSIONES 19.451, C.A.	FINAL AV.LIBERTADOR CON CALLE ALAMEDA,EDF.FOLGANA,PB,EL ROSAL	250,090	0	0	0	250,090	0,010
J001217479	INVERSIONES 218177, C.A.	AV.FCO.DE MIRANDA C AV.EL PAR-QUE, URB.EL BOSQUE, T COUNTRY CLUB, PISO 13. CARACAS.10	3,000,000	0	0	0	3,000,000	0,130
J002671262	INVERSIONES 3 DE OCTUBRE, C.A.	SEGUNDA AV.DE CAMPO ALEGRE,EDFTORRE CREDIVAL,PISO 12 CHACAO.	815,136	0	0	0	815,136	0,035
J301651472	INVERSIONES 301130, C.A	CALLE LA MONTAÑA, QTA.LA RUEDA URB.ORIPOTO, EL HATILLO MUCPIO. BARUTA.	20,456,474	0	0	0	20,456,474	0,891
J300078485	INVERSIONES 7426, S.A.	URB. LOS CHORROS AV. LOS MANGOS QTA. BLANCAR CARACAS EDO. MIRANDA 1071	1,394,606	0	0	0	1,394,606	0,060
J306225129	INVERSIONES 85735, LTD	AV.FRANCISCO DE MIRANDA,TORRE COUNTRY CLUB,PISO 2,CHACAITO	101,457 822	0	0	0	101,457,822	4,422
J003444774	INVERSIONES 935431, C.A.	AV.FRANCISCO DE MIRANDA,TORRE COUNTRY CLUB,PISO 13,CHACAITO CARACAS, EDO. MIRANDA. 105	3,459,960	0	0	0	3,459,960	0,150
J003597163	INVERSIONES 9861680, C.A.	AV.VENEZUELA CON SOROCAIMA,EDF.FRONTERA,PISO 4,OFIC.5,URB.EL ROSAL	2,164,400	0	0	0	2,164,400	0,094
J302092299	INVERSORA BENAZOLVE,S.A	CALLE F RESD.LOS ALAMOS PISO 7 APTO71, EL PARAISO.	40,000	0	0	0	40,000	0,001
J003614831	INVERSORA CONDEISA, C.A.	SEGUNDA AV.CAMPO ALEGRE.TORRE CREDIVAL, PISO 12.	682,080	0	0	0	682,080	0,029
J000766223	INVERSORA CORRALITO, S.A.	MULTICENTRO EMPRESARIAL DEL ESTE,TORRE A,NUCLEO MIRANDA,PISO 9,OFC.91-A,CHACAO	9,052	0	0	0	9,052	0,000
J002671254	INVERSORA 3-10-64, C.A.	2DA.AV.CAMPO ALEGRE,TORRE CREDIVAL,PISO 12	423,150	0	0	0	423,150	0,018
J301938887	INVERWORLD SOC. DE CORRETAJE, C.A.	AV. FRANCISCO DE MIRANDA CON 4TA.AV. TORRE EL PARQUE,PISO 10,LOS PALOS GRANDES	2,000	0	0	0	2,000	0,000
J303446582	INVESTEMA SOCIEDAD DE CORRETAJE,C.A	AV. FRANCISCO DE MIRANDA, EDIFGALIPAN PISO 1 OFIC.1-D, (FRENTE A TORRE EUROPA) CARACAS	10,000	0	0	0	10,000	0,000
J075862002	J.D. CORDERO Y ASOC.CASA DE CAMBIO	AV.MOHEDANO CENTRO GERENCIAL MOHEDANO,MEZZANINA 01 URB.LA CASTELLANA.	5,418	0	0	0	5,418	0,000
V001852603	JARAMILLO RAMIREZ LUIS FRANCISCO	CALLE EL RECREO EDIF. ESTORIALPISO 2, OFIC. 22 SABANA GRANDECARACAS D.F. 1050	60,000	0	0	0	60,000	0,002
V011197727	JARDIN DOS SANTOS AMERICO	AV VERACRUZ,EDF TORREON,P. 11,LAS MERCEDES,CARACAS.. 1060	5 000	0	0	0	5,000	0,000
V003187695	JESURUM BELISARIO JOSE LUIS	AV. FCO. DE MIRANDA CENTRO PLAZA TORRE A P 14 OFIC. I CHACAO CCAS. EDO. MIRANDA	100	0	0	0	100	0,000
V006851674	JIMENEZ HERRERA ELKE DE LAS MERCEDE	RESD HIPODROMO,EDF I,P-6,APTO 67,CALLE LA RINCONADA,EL VALLECARACAS.1091	800	0	0	0	800	0,000
J	JULIO A. VILLASMIL C. Y HNOS. C.A.		17,766	0	0	0	17,766	0,000
V010337600	KAUFFMANN RAMIREZ CARLOS EDUARDO	AV.LIBERTADOR,CENTRO PARIMA,PISO 9,OFIC.901,CHACAO	36,000	0	0	0	36,000	0,001
V008343804	KEHRHAHN STOLK ADOLFO HENRIQUE	AV.ANDRES BELLO E/3 Y 4 TRANSVDE LOS PALOS GRDES. RESD.VILLANORMANDA,APT.22-A,P.2. CAR	500	0	0	0	500	0,000
V000000000	LA PORTA RENATO		5,040	0	0	0	5,040	0,000
E081969353	LAM KWAI CHEUNG JACK	AV.AVILA RESD. PARQUE FLORIDA 2DO.PISO APTO.24-B LA FLORIDA CARACAS DISTRITO FEDERAL	7,500	0	0	0	7,500	0,000
V012384564	LAMUS ROSALES SIMON CLEMENTE	AVDA. CIRCUNVALACION DEL SOL, EDIF. MARLENE, PH-1, PISO 10, URB.SANTA PAULA. CCS, MIRA	28,150	0	0	0	28,150	0,001
V000294981	LAPCO TABICMAM LEON.	HOSPITAL DE CLINICAS CARACAS, PISO 4, CONSULTORIO 4-28, SAN BERNARDINO, CARACAS.	5,334	0	0	0	5,334	0,000
V007179181	LARRAZABAL GONZALEZ ENRIQUE		15,700	0	0	0	15,700	0,000
E082104873	LAURENT BONNET JEAN MICHEL	PARQUE CRISTAL, TORRE ESTE PISO 12, OFIC. 8, LOS PALOS GRANDES. CARACAS. EDO. MIR	42	0	0	0	42	0,000
V003180798	LAZZARI DE VERA LEONORA	RESD.PEAA BLANCA,APTO.62 CENTRO PARQUE RESD.TAMANACO.	1,000	0	0	0	1,000	0,000
V003657124	LEAL DE MICHAEL MARIA MARGARITA	C/EL PARQUE,RESD GUNTA,APTO 141-B,PISO 14,TORRE B,URB LAS MESETAS,STA ROSA DE LIMA.1	220,500	0	0	0	220,500	0,009



FORMA OXX8

LIBRO DE ACCIONISTAS

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

CEDULA/RIF	NOMBRE	DIRECCION	ACCNES A	ACCNES B	ACCNES C	ACCNES D	ACCNES TOTAL	% CAP
V012070465	LEAL VILLALON MARIO PATRICIO.	C.C.C.TAMANACO, 1ERA ETAPA OFICINA 112, PUEBLO VIEJO. CHUAO, CARACAS.	19,404	0	0	0	19,404	0,000
V003812521	LEMOINE ELIA FREDDY		1,890	0	0	0	1,890	0,000
V003237154	LEON MARTINEZ LILIAN ONEIDA	CALLE URDANETA,EDF.SAN MARCOS,PISO 2,APTO.23,URB.BOLIVAR,CHACAO	1,000	0	0	0	1,000	0,000
V011932693	LEON RAMIREZ DANICE KATIN	AV.FCO.DE MIRANDA EDF. PARQUE CRISTAL TORRE ESTE PISO 3 OFC.3-10 1060	3,085	0	0	0	3,085	0,000
V000085225	LEON ROJAS ARISTARCO PISENO	AV.MOHEDANO, EDIF.EL ALBA, PISO 3, APTO.15, CHACAO.	15,000	0	0	0	15,000	0,000
V005266898	LIZCANO GALVAN HENRY ALBERTO	BARRIO EL CARMEN CALLEJON E NO.7, MARACAY EDO. ARAGUA.	1,890	0	0	0	1,890	0,000
V007176455	LOAIZA OROPEZA CELIA ROSARIO	URB. EL CENTRO AV. ARAGUA EDIF. CHORONI PISO 13, APTO 13-A, MARACAY. EDO. ARAGUA	1,890	0	0	0	1,890	0,000
V006310155	LOPEZ RODRIGUEZ LUIS	AV.LAS ACACIAS CON AV.ANDRES BELLO,RESD.JARDIN LA FLORIDA,TORRE B,PISO 15,APTO 15-B,LA	2,500	0	0	0	2,500	0,000
V003225759	LOPEZ ROJAS CARLOS AUGUSTO.	AV SANZ SECTOR EL CONVENTO II EDF ACUARIUS PISO 8 APTO 8-D EL MARQUEZ CARACAS EDO MIR	72	0	0	0	72	0,000
V005976038	LOVERA SANCHEZ WILMER EDITO	URB.PALO VERDE, CUARTA CALLE, QUINTA JAREWIL. CARACAS.-	2,400	0	0	0	2,400	0,000
V005534882	LOVERA VEGAS JUAN ANTONIO	AV.FCO.DE MIRANDA TORRE COUN- TRY CLUB P.11 CHACAITO CARACASDTTO.FEDERAL 1050	5,000	0	0	0	5,000	0,000
V015179098	LUCCA BIANCHI ANABELLA	AV.TOVAR,EDF.LAGUNITA PARK,T-A,P-6,APTO 62A,LOMAS DE LA LAGUNITA	12,384,043	0	0	0	12,384,043	0,539
V007444883	LUNA HERNANDO LUIS	CALLE 28 ENTRE CARRERAS 14 Y 15, NO. 14-80. BARQUISIMETO EDO. LARA.	850	0	0	0	850	0,000
V006562613	MACERO RODRIGUEZ BEATRIZ DEL CARMEN	AVENIDA SOJO RES. GRANATE PISO 1 APARTAMENTO 12-A EL ROSAL CARACAS EDO MIRAN	21,000	0	0	0	21,000	0,000
J311927476	MADINA INVESTMENTS LTD.	THE CHASE MANHATTAN PRIV.BANK BAHAMAS FIN.CENTER,CHARLOTTE STREET.NASSAU, P.O. BOX.37	9,316,822	0	0	0	9,316,822	0,406
V010461621	MAGO RODRIGUEZ LEOPOLDO JOSE	3RA TRANSV DE LA C EL CARMEN,QTA CROMOTO,LOS DOS CAMINOS, CARACAS.1071	8,000	0	0	0	8,000	0,000
V009882304	MAMAN NENDEZ GISELA	CALLE SUADURE CASA NR.27 COLINAS DE BELLO MONTE CARACAS 1050	5,000	0	0	0	5,000	0,000
V005532735	MANCERA FONT GUSTAVO JOSE	APERTURA SIN FICHA	1,500	0	0	0	1,500	0,000
V011029975	MANRIQUE HUIZI CAMILO FELIPE	AV.FLORIDA ESTE, QTA. STAOLANDALTA FLORIDA	40,000	0	0	0	40,000	0,001
V002103522	MANTEIGA GARCIA JOSE	RESD. ARAGUANEY PISO 6 APTO.6ACALLE UNO TERRAZAS DEL AVILA CARACAS EDO. MIRANDA 1070.	58,632	0	0	0	58,632	0,002
V008816647	MANTEIGA PEREZ MAGALY	RESD.ARAGUANEY,APTO 6-A,PISO 6FINAL CALLE UNO,TERRAZAS DEL AVILA. CARACAS.1071	12,600	0	0	0	12,600	0,000
J000214107	MAPFRE LA SEGURIDAD,C.A. DE SEGUROS	CALLE 3-A,PARCELA N½9,TORRE SEGUROS LA SEGURIDAD,URB.LA URBINA SUR	9,338	0	0	0	9,338	0,000
V003887541	MARANTE CASTILLO MARUMA VALENTINA	CONJ. RESD. LOS JARDINES EDIF LOS GERANIOS P 10 APTO 10-B-4 AV. BOLIVAR ESTE. PLACERA.	1,260	0	0	0	1,260	0,000
V003671561	MARCANO ADRIANZA HUMBERTO JOSE	LA CASTELLANA AV.MOHEDANO C/ CON C/LOS CHAGUARAMOS CENTRO GCIAL.MOHEDANO PISO 12 OFC	9,540	0	0	0	9,540	0,000
V000000000	MARCIALES MARTIN		17,766	0	0	0	17,766	0,000
V005093402	MARIN DE FERNANDEZ MARIA ELIZABETH		500	0	0	0	500	0,000
V006060637	MARIN MORENO BEATRIZ JOSEFINA	SECTOR 6,BLOQUE 34,PISO 1,APTO.0101URB.CA^A DE AZUCAR	394	0	0	0	394	0,000
V001866338	MARINE FERRE JOSE	AV.URDANETA,ESQ.URAPAL A RIO, TORRE BANCO EXTERIOR, MEZZ.1	2,000	0	0	0	2,000	0,000
V008316337	MARTINEZ ABAL MARIA ISABEL	UNIVERSIDAD CATOLICA ANDRES BELLO, DIREC. ESCUELA ECONOMIAMONTALBAN, LA VEGA, CARACA	16,000	0	0	0	16,000	0,000
V002249671	MARTINEZ DE THOMSON JUANA CRISTINA	1RA.AVENIDA SAN ISIDRO, QUINTACHIFINA, NRO. 6, SAN ISIDRO, MARACAY EDO. ARAGUA 210	3,000,000	0	0	0	3,000,000	0,130
V002862537	MARTINEZ DIAZ JOSE ANGEL	AV.LOS BUCARES N-106-3 FLOR AMARILLO URB.TACARIGUA VALEN- CIA EDO.CARABOBO	6,157	0	0	0	6,157	0,000
E081217643	MARTINEZ DUBRA JOSE MANUEL	AVILANES A MIRADOR,CTRO. RESD.MIRADOR,TORRE D,PISO 15,APTO. 153,LA CANDELARIA	3,200	0	0	0	3,200	0,000
V005971582	MARTINEZ ESPINOZA HUMBERTO LUIS	AV.2 MONTALBAN 01 CENTRO COMERCIAL,USLAR, TORRE OFC. 64, PISO 6.	3,200	0	0	0	3,200	0,000
V002767335	MARTINEZ GARRIDO IGNACIO JOSE	CALLE CARABOBO, QTA.PALMA,NRO.4, ELROSAL.	3,570	0	0	0	3,570	0,000
V002249670	MARTINEZ GOMEZ CARMEN ELENA	AV.PPAL. LAS DELICIAS, VILLA CRISTINA, CALLEJON CANTARRANA.MARACAY EDO. ARAGUA.	852,472	0	0	0	852,472	0,037
V000967831	MARTINEZ GONZALEZ VICTOR RAMON	CENTRO USLAR,TORRE OFICINA, PISO 6,OFIC.64,MONTALBAN	3,200	0	0	0	3,200	0,000
V006299093	MATA MERINO MANUEL	CALLE EL LIMON,RESD.EL LIMON,TORRE B,PISO 5,APTO.51-B,EL CAFETAL	33,620	0	0	0	33,620	0,001
V000000000	MATUTE RUIZ OLGA.	A/C DR. ANDRES VELUTINI, BANCOCARACAS,PRESIDENCIA, VEROES A SANTA CAPILLA, AV. URDANET	114,030	0	0	0	114,030	0,004
V000228851	MAURY DE PAPARONI ALICIA	AV.VENEZUELA CON SOROCAIMA,EDFFRONTERA,PISO 4 OFIC.5,URB. ELROSAL.	168,750	0	0	0	168,750	0,007
V006555660	MAURY RODRIGUEZ MARIA EUGENIA		4,049	0	0	0	4,049	0,000
V009659837	MEDRANO AGUILAR ASEL ISAAC	CALLE SAMAN NO. 61 BARRIO SAN CARLOS, MARACAY EDO ARAGUA.	504	0	0	0	504	0,000
V000565582	MEDRANO DE ASPRINO GLADYS	ADQUIRIDAS POR HERENCIA FIN FICHA	1,260	0	0	0	1,260	0,000
V000559452	MEDRANO DE AVILA FELICIA	ADQUIRIDAS POR HERENCIA SIN FICHA	1,260	0	0	0	1,260	0,000
V000559830	MEDRANO ESPINOZA JOSE FELIX	ADQUIRIDAS POR HERENCIA SIN FICHA	1,260	0	0	0	1,260	0,000
V001789381	MEDRANO ESPINOZA MERCEDES	AQUIRIDAS POR HERENCIA SIN FICHA	1,260	0	0	0	1,260	0,000
V004350479	MELIAN TRUJILLO JOSE ALBERTO	URB.COLINAS DEL TAMANACO,CALLETOLEDO, QTA.SILUETA	11,216	0	0	0	11,216	0,000
V000007544	MENDEZ ESCALANTE MANUEL E.(DIFUNTO)	AV.MIGUEL OTERO SILVA,CALLE CIEGA, PARTE BAJA,QTA.RAYMAR,URB.SEBUCAN	14,500	0	0	0	14,500	0,000
V006809914	MENDEZ ESTEVEZ CARMEN TERESA.	RESD. EL ROSARIO, TORRE D, APTO D1, URB, HUMBOLDT MERIDA	3,066	0	0	0	3,066	0,000
V000043487	MENDEZ MARTINEZ CARLOS AUGUSTO	AV. 4 CALLE 16 EDF. PROMICA FRENTE GARAJE MUNICIPAL ZONA INDUSTRIAL #1	41	0	0	0	41	0,000
V006914120	MENDEZ MENDEZ CARLOS FELIPE.	CALLE ARAUCA, EDIF. RIO ARAUCAAPTO 15-B, COLINAS DE BELLO MONTE, CARACAS. 1050	1,000	0	0	0	1,000	0,000

FORMA OXX8

VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL
AGENTE DE TRASPASO
GERENCIA DE SISTEMAS

LIBRO DE ACCIONISTAS

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

CEDULA/RIF	NOMBRE	DIRECCION	ACCNES A	ACCNES B	ACCNES C	ACCNES D	ACCNES TOTAL	% CAP
V003725794	MENDEZ NELLY DE JESUS	CONJ RESD 650 EL SOL,TORRE 2, P-8,APTO 8-1,CALLE EL HOTEL, STA PAULA,CARACAS.1060	2,200	0	0	0	2,200	0,000
V003152763	MENDEZ PE#ALVER CARMEN EMPERATRIZ	CALLE DEL MOTEL CONJ.650 TORRE 2 APTO 8-1 URB. SANTA PAULA CARACAS.1061.-	3,000	0	0	0	3,000	0,000
V014629079	MENDEZ RANGEL GRICEL ESTHER	CALLE 66 ENTRE 11 Y 12 N½11-205,URB MARACAIBO	4,000	0	0	0	4,000	0,000
V003181392	MENDOZA PIRES LUIS IGNACIO	AV. URDANETA ESQ. URAPAL EDIF. BCO. EXTERIOR. CCAS. DTTO FEDERAL	126	0	0	0	126	0,000
V001745320	MERLO MENDOZA ENRIQUE JOSE	APARTADO POSTAL 66137 PLAZA LAS AMERICAS CARACAS 1061-A	171,738	0	0	0	171,738	0,007
J308476072	MILANASA LLC	JP.MORGAN(SUIZA), 8 RUE DE LA CONFEDERATION,1211 GENEVA 11, SUIZA	169,433,930	0	0	0	169,433,930	7,385
V000212171	MIRANDA DE RODRIGUEZ LUISA MARGARIT	AV. LA TRINIDAD, EDF. VIZCAYA PLAZA APTO 43-A, SANTA PAULA	59,850	0	0	0	59,850	0,002
V002245426	MOLINA MOROS BENJAMIN	1RA TRANSV. AV. HOTEL MARACAY NO. 14. URB. CANTARRANA MAGIU LAS DELICIAS MARACAY EDO A	2,394	0	0	0	2,394	0,000
V000032366	MONTAÑO CARRASCO CIRILO	AV.INTERCOMUNAL DEL VALLE RES.DON PEDRO EDF F P.19 APTO 02 EL VALLE,	6,750	0	0	0	6,750	0,000
V006910667	MONTES DE OCA GUTIERREZ JOSE M	AV.PRINCIPAL DEL BOSQUE TORRE CREDICARD PISO 1 NOKIA DE VZLA.EL BOSQUECARACAS.-	6,000	0	0	0	6,000	0,000
V009882474	MONTES GOMEZ ALVARO	RESD GUAICAMACUTO PISO 11 APTO11-C, AV. LOS MANGUITOS LAS DELICIAS, SABANA GRANDE, C	12,600	0	0	0	12,600	0,000
V000769892	MONTES NARVAEZ GONZALO ARMANDO	CALLE TIANA II,QTA.ALEJANDRA,ZONA D-1,URB.MACARACUAY	16,500	0	0	0	16,500	0,000
V005275530	MONTIEL DE CORRO MARLENE COROMOTO	C/SAN IGNACIO NO. 158 BARRIO SAN IGNACIO, MARACAY. EDO. ARAGUA.	1,134	0	0	0	1,134	0,000
V007220942	MORA CIANGHEROTTI NOEMY	URB. ARAGUA AV. FUERZAS AERAS C/C PROLO. AV 19 DE ABRIL CONJRES CRISTOBAL COLON, MARAC	1,764	0	0	0	1,764	0,000
V006053526	MORALES JOSE ANTONIO (DIFUNTO)	AV. PPAL. SAN AGUSTIN C/G NO. 5, MARACAY. EDO. ARAGUA	1,890	0	0	0	1,890	0,000
V010339020	MORENO PEREZ ANIBAL JAVIER		1,700	0	0	0	1,700	0,000
V002145478	MORENO RAFAEL RAMON	CALLE RICAURTE,N½ 93.	3,000	0	0	0	3,000	0,000
V000238723	MORON APONTE FEDERICO	4TA AV ENTRE 7MA Y 8VA TRNASV DE ALTAMIRA,QTA OROPICHE, CARACAS.1070	6,600	0	0	0	6,600	0,000
V010331080	MOROS CAVICCHIONI HORACIO ALBERTO	URB LAS MERCEDES SECTOR LOS NARANJOS CALLE CRISTOBAL ROJASEDF BUCARE APTO P-H 1060CC	5,250	0	0	0	5,250	0,000
V006563138	MORRIS GUTIERREZ JOHN STANLEY	URB.LOS CAOBOS EDIF.POLAR,PLAZA VENEZUELA.	5,000	0	0	0	5,000	0,000
V006979770	MORRISON COLIMODIO PATRICK JOSEPH	AV ESTE CON AV VOLLMER,C.F.P, PISO 25,GRCIA MULTINACIONAL, CARACAS.1010	1,000	0	0	0	1,000	0,000
V006972947	MOUCHET PERELLO VIKTOR RENE.	AV. FRANCISCO DE MIRANDA SECTOR LA CARLOTA, AGENCIA BANCO LATINO. CARACAS.	1,764	0	0	0	1,764	0,000
V010283115	MUJICA PALUMBO JOSE ALEJANDRO	ROSALEDA NORTE,CALLE LA FLORESQTA.3-A, KM.14.CARRETERA PANA-MERICANA. EDO. MIRANDA	28,000	0	0	0	28,000	0,001
V005308444	NANNINI SCOVINO MAURO BRUNO	2DA AV.LAS DELICIAS, E BOULEV.DE SABANA GRANDE Y AV.SOLANO, T CHACAITO, PISO 8. CARACA	14,300	0	0	0	14,300	0,000
J303087116	NATSCUMCO(NOMINEE FOR CITIBANK NA	CITIBANK NA,APARTADO POSTAL 1289,CARACAS.1010	804,234,675	0	0	0	804,234,675	35,058
V002060278	NAVARRO ORTIZ ANGEL	CALLE TIUNA, EDIF MOTASA BOLEITA CARACAS 1070	56,196	0	0	0	56,196	0,002
V001724475	NEHER BORJAS BERNARDO ENRIQUE	CALLE NEGRIN EDIF.VALDEFLORES APTO.5-B LA FLORIDA, CARACAS.	29,904	0	0	0	29,904	0,001
V009967584	NERI LUCIANI ANTONIO JOSE	AV EL ROSARIO,RESD AVILA PLAZATORRE "B",APTO 2-A,LOS CHORROSCARACAS.1060	42	0	0	0	42	0,000
V005269453	NICOLAU DE GARCIA ROSA MARIA	URB. ANDRES BELLO TORRE LA CIBELES PISO 13 APTO 13-A LAS DELICIAS, MARACAY EDO.	6,300	0	0	0	6,300	0,000
V004081010	NUAEZ ISAVA FERNANDO	PLAZA BROADWAY OFICINA ADMINISTRATIVA FINAL BOULEVAR DE SABANA GRANDE CARACAS.	500	0	0	0	500	0,000
E081722678	NUNES ABILIO MANUEL	AV. PANTEON ENTRE GALIPAN Y ALTAMIRA, TALLES NUNES E YGLESIAS S.R.L. CARACAS, D	25,882	0	0	0	25,882	0,001
V006349236	OCCHINO RAGUSA FILIPPO	FINAL DE AV.SIMON PLANAS, QTA.RITA,COLINAS DE SANTA MONICA.	25,000	0	0	0	25,000	0,001
V006271737	OCCHINO RAGUSA GIOVANNI	FINAL AV. SIMON PLANAS, QTA.NACIOMA COLINAS DE SANTA MONICA.	29,942	0	0	0	29,942	0,001
V003585749	OJEDA RODRIGUEZ JOHNNY ALBERTO	EDIF. MARITZA P.B. NO. 1, RESDMARGUIMAR, URB. PARQUE ARAGUA AV. BOLIVAR. MARACAY EDO A	3,654	0	0	0	3,654	0,000
V000023991	OLIVARES HERIZE ALBERTO (DIFUNTO)	AV.LIBERTADOR CRUCE CON LOS JABILLOS EDIF.JENIN P.11 LA FLORIDA	575,858	0	0	0	575,858	0,025
V003350244	ORAMAS PAEZ SANTIAGO JOSE	URB. CAAA DE AZUCAR CALLE 7 SECTOR 2 CASA NO. 2 MARACAY EDO ARAGUA	6,300	0	0	0	6,300	0,000
V010823376	ORLANDO LOPEZ ANTONINO	AV.EL EJERCITO RESD.JARDIN LOSGERANIOS PISO 6 APTO.6-B EL PARAISO.	2,000	0	0	0	2,000	0,000
V002940697	OTEYZA SCULL JAIME	AV. FCO DE MIRANDATORRE EUROPAPISO 12, CAMPO ALEGRE. CCAS. EDO. MIRANDA.	5,334	0	0	0	5,334	0,000
V000000000	PACHECO MARCIALES LUCIO		5,922	0	0	0	5,922	0,000
V007682347	PADRON DE GRASSO MARIA SUSANA	AV. LUIS ROCHE ENTRE 6TA Y 7MATRANSVERSAL, QUINTA CANTACLAROALTAMIRA, CARACAS.1060	4,000	0	0	0	4,000	0,000
V010449196	PAEZ RINCON MANUEL VICENTE	CALLE BOMPLANS, CONJ. RES. LOSARBOLES, TORRE A, APTO 15-B, COLINAS DE BELLO MONTE, CC	1,067	0	0	0	1,067	0,000
V006979504	PALAZZI OCTAVIO CARLOS ALBERTO	4TA AV ENTRE 7MA Y 8VA TRANSV DE ALTAMIRA,QTA OROCOPICHE, CARACAS.1060	870	0	0	0	870	0,000
V003151816	PAPARONI DE PAHL MARITZA DEL CARMEN	CALLE MADRID QTA MARITZA 172 COLINAS DEL TAMANACO	176,994	0	0	0	176,994	0,007
V005532404	PAPARONI MAURY ALICIA MARIELA.	AV VENEZUELA C/CALLE SOROCAIMAEDF FRONTERA PISO 4 OFIC. 5 EL ROSAL CARACAS 1060	6,200,000	0	0	0	6,200,000	0,270
V006562483	PAPARONI MAURY CARLOS HENRIQUE JOSE	AV VENEZUELA C/CALLE SOROCAIMAEDF FRONTERA PISO 4 OFIC 5 EL ROSAL CARACAS 1060	6,200,000	0	0	0	6,200,000	0,270
V000270433	PAPARONI MICALE CONO MARIO	AV.A,QTA NKOSI CAURIMARE.	176,994	0	0	0	176,994	0,007
V002113431	PAPARONI MICALE FERNANDO CESAR	AV.VENEZUELA CON CALLE SOROCAIMA, EDIF.FRONTERA,PISO 4,OFIC.5, EL ROSAL.	905,996	0	0	0	905,996	0,039
V000270434	PAPARONI MICALE JOSE GAETANO	AV VENEZUELA CON SOROCAIMA, EDIF. FRONTERA PISO 4, OFIC. 5EL ROSAL,CARACAS EDO MIRAN	326,994	0	0	0	326,994	0,014
V001887236	PAPARONI MICALE JOSEFINA	AV. 12 ENTRE 7MA Y 8VA TRANSVERSAL,NRO 201-34.14,QUINTA CARLA,ALTAMIRA	176,994	0	0	0	176,994	0,007
V006749570	PAPARONI SANCHEZ GUSTAVO	AV.VENEZUELA CON SOROCAIMA EDFFRONTERA 4TO.PISO OFIC.5 EL ROSAL.- CARACAS EDO.MIRANDA1	2,000	0	0	0	2,000	0,000


VENEZOLANO DE CREDITO, S.A.
BANCO UNIVERSAL
AGENTE DE TRASPASO



FORMA OXXB

VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL
AGENTE DE TRASPASO
GERENCIA DE SISTEMAS

LIBRO DE ACCIONISTAS

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

CEDULA/RIF	NOMBRE	DIRECCION	ACCNES A	ACCNES B	ACCNES C	ACCNES D	ACCNES TOTAL	% CAP
V011739030	PAPARONI SANCHEZ SILVIA	AV.VENEZUELA CON SOROCAIMA,EDF.FRONTERA,PISO 4,OFIC.5,EL ROSAL,CARACAS	12,000	0	0	0	12,000	0,000
V007169271	PARDO ZABALA MARIA ELIZABETH	APARTADO POSTAL 3141 EL TRIGALVALENCIA ESTADO CARABOBO. 2002 2002	1,000	0	0	0	1,000	0,000
V008870564	PARRA FLORENSA CARLOS JOSE	URB.BASE ARAGUA CALLE 1 EDIF.TABARE P.8 APTO.83 MARACAY ESTADO ARAGUA	1,134	0	0	0	1,134	0,000
V001719084	PARRA PARDI MARIA ELENA	AV.A, QUINTA REJA ROJA,URB.CAURIMARE,CARACAS,EDO.MIRANDA. 1070	3,696	0	0	0	3,696	0,000
V002952820	PASSINI CALORE ANGELO.	AVENIDA ARBOLEDA, EDIF. MALVARROSA, PISO 2, APTO 4 EL BOSQUE, CARACAS 1070	1,882	0	0	0	1,882	0,000
V004516265	PATI^O PEREZ TRINA MARGARITA	CALLE E QTA. TATICA VISTA ALEGRE. CCAS.	29,736	0	0	0	29,736	0,001
V003177669	PAUL ALFREDO LUIS.		5,250	0	0	0	5,250	0,000
V009096246	PEàALOZA CARMEN ZULAY	UD-4,RESD.QUESERAS DEL MEDIO, BLOQUE 53,PISO 4,APTO.0402,CA RICUAO	100	0	0	0	100	0,000
V003753051	PEDRAZA DE AVILA LAURA ELCIDE	APARTADO POSTAL 6977,CARMELITA.	1,000	0	0	0	1,000	0,000
V002994724	PELLICER DE VILLASMIL HILDA MARGARI	AV.LA ESTANCIA,C.C.C.T,TORRE D,OFC.D-211,URB.CHUAO	15,000	0	0	0	15,000	0,000
V000046884	PERDOMO GONZALEZ NESTOR	1RA AV. LA S FUENTES EDIF. LOSANDES APTO B-5, EL PARAISO. CARACAS. DTTO FEDERA.	119,238	0	0	0	119,238	0,005
V002094595	PEREZ DE HERNANDEZ CARMEN ELENA	AV.PPAL.CON CALLE B-10,QTA.MOROCHA,LA LAGUNITA,CARACAS	22,428	0	0	0	22,428	0,000
V005217871	PEREZ FREDDY ARMANDO	URB.VALLES DE CAMORUCO AV.120 NO.111-61 VALENCIA EDO.CARABOBO	12,600	0	0	0	12,600	0,000
V005530411	PEREZ LOPEZ RUBEN	CALLE 8,ENTRE 4 Y 5,EDIF.EL CONDOR (SKF VENEZOLANA) LA URBINA	10,000	0	0	0	10,000	0,000
V005523835	PEREZ MADRIZ JULIET BETINA	ESQ.MANDUCA,EDF.DE ORO,PISO 2,APTO.21,URB.LA CANDELARIA	500	0	0	0	500	0,000
V010517282	PEREZ RODERO MARIA JOSE	AV.INTERCOMUNAL,RESD.LA MONTAàA,PISO 9,APTO.9-B,URB.COLINAS DE SANTA MONICA	1,323	0	0	0	1,323	0,000
V011682940	PERISSE RODRIGUEZ LILENA MARIA	CALLE SAN ANTONIO,QTA. CALILUI,URB.MONTE ELENA,BARUTA	5,021	0	0	0	5,021	0,000
V007226050	PINEDO CASTILLO MAITRELLA		504	0	0	0	504	0,000
V006563699	PITA PITA CARLOS	CALLE JULIO URBANO,RESD IBIZA APTO.B-42,SEBUCAN.	3,696	0	0	0	3,696	0,000
V005535369	PLANCHART MARQUEZ REINALDO JOSE	CALLE EL MIRADOR QTA. BEATRIZ PRADOS DEL ESTE,CARACAS.	4,452	0	0	0	4,452	0,000
V010515242	POLANCO PADILLA JOSUE	TORRE EXA, AV. ALAMEDA Y EL RETIRO. PISO 5 OFIC. 5 FINAL AV. LIBERTADOR EDO. MIRAND	2,500	0	0	0	2,500	0,000
V009880649	POLEO SCHMIDT ALBERTO IGNACIO	7MA.AV.ENTRE 7MA.Y 8VA.TRANSV.QUINTA NRO.3817, ALTAMIRA. CA-RACAS, EDO. MIRADA	2,800	0	0	0	2,800	0,000
V001874068	PONS SOLER JOSE MARIA	AV. TRIESTRE CON CALLE CHICAGO, EDFCALIFORNIA, P.B. LA CALIFORNIA SUR	60,300	0	0	0	60,300	0,002
V001853648	PRAT CARIM ARIEL		604	0	0	0	604	0,000
V001645306	PRATO DE ACEDO JOSEFINA	AVENIDA FRANCISCO DE MIRANDA TORRE EUROPA P.H-A.- CARACAS ESTADO MIRANDA	1,600	0	0	0	1,600	0,000
J303486088	PRIMUS MERCADO DE CAPITALES,C.A	AV PPAL DE MACARACUAY,MULTI- CENTRO MACARACUAY,P-6,OFC 6-02CARACAS.1070	1,000	0	0	0	1,000	0,000
J300099911	PROGRESO MERCADO DE CAPITALES, C.A.	AV. URDANETA, IBARRA A VEROES,EDIF.PHELPS,PISO 1,BCO.PROGRE-SO,CARACAS,DTTO.FEDERAL. 1	4,452	0	0	0	4,452	0,000
J001151966	PROMOCIONES MAROVEGAS, C.A	CALLE GUANARE, QUINTA MONTEVEOCOLINAS DE BELLO MONTE, CARACAS, DTTO FEDERAL. 105	2,000	0	0	0	2,000	0,000
J003394459	PROMOTORA ABSA, C.A.	AV. FCO. DE MIRANDA CON SAN IGNACIO DE LOYOLA TORRE METALICAP.16 OFIC.165 CHACAO CCAS.	2,366	0	0	0	2,366	0,000
V009971382	PUPPIO ZINGG VICENTE JOSE.	CONTRY CLUB, QTA, QUERRE QUERRE. CARACAS EDO. MIRANDA	3,570	0	0	0	3,570	0,000
V007448231	RAGUSA SAGLIMBENI ANTONIETA	AV.PAEZ,EDF.MOROMI,PISO 6,APTO 6-A,FRENTE PLAZA MADARIAGA,EL PARAISO	59,850	0	0	0	59,850	0,002
V002149926	RAMIREZ CONTRERAS RAMON ENRIQUE	AV. EL SAMAN NO. 59, URB. MENDOZA QTA. QUIMALU, TURMERO EDO. ARAGUA.	59,262	0	0	0	59,262	0,002
V000153014	RAMIREZ LUJAN JULIA ERNESTINA	LOS KIOSKOS, EDIF. LOS SAUCES,APTO.5-4,FRENTE AL ANTIBERCULOSO	126	0	0	0	126	0,000
V000935431	RAMIREZ ORTIZ ANGEL JESUS	AV.FRANCISCO DE MIRANDA,TORRE COUNTRY PISO 13 CHACAITO.	12,258,588	0	0	0	12,258,588	0,534
V007815754	RAMIREZ SULBARAN BRIXON MANUEL	AV. LAS AMERICAS, EDIF. AMERICA P.B. APTO 2, LAS ACACIAS. CCAS. DTTO FEDERA	420	0	0	0	420	0,000
V005533846	RANGEL FORNEZ JOSE GREGORIO	URB.SANTA F^ NORTE EDF.PORTAL ALAMEDA TORRE D PISO 2 APTO.24.	88	0	0	0	88	0,000
V002118395	RECARTE GAZTELUMENDI ROMAN (DIFUNTO	AV. LA SALLE, RESD. DAN, PISO 8 APTO 82, LOS CAOBOS. CARACAS.	40,362	0	0	0	40,362	0,001
V005269025	REQUENA ORLANDO ANTONIO	CALLE MARI^O NORTE NO. 26 CALICANTO. MARACAY EDO ARAGUA.	1,134	0	0	0	1,134	0,000
V007209963	REQUENA WILLIAMS RAMON	C/PICHINCHA NO. 11 BARRRIO LA TABLITA MAGDALENA. MARACAY EDO. ARAGUA	1,764	0	0	0	1,764	0,000
J003578517	RETO VALORES CARVICHI, C.A.	CALLE GRANADA CON AV. SAN MARTIN, EDIF GRANADA, LOCAL D.	20,000	0	0	0	20,000	0,000
V001710885	REZNICEK WEIRAUCHOVA HANY	CALLE MOSEN-SOL QUINTA HANY EL MARQUEZ CARACAS 1070	2,245,264	0	0	0	2,245,264	0,097
V005966632	RIBEIRO DE GOUVEIA ALDEMARO.	EDIFICIO FERRUM, CALLE 3-D CON CALLE 2, LA URBINA. CARACAS.	3,696	0	0	0	3,696	0,000
V006070708	RICOL DE TINOCO ANA LOURDES	APARTADO POSTAL NO.65593,SANTA PAULLA.	4,452	0	0	0	4,452	0,000
V003971319	RIPANTI DE AMAYA MIREYA	EDF.MARAVEN,PISO 14,OFC.14-11,DPTO.DE SEGUROS CORPORATIVOS,CHUAO	50,000	0	0	0	50,000	0,002
V007252841	RIVAS BERNERD		1,890	0	0	0	1,890	0,000
V005129662	RIVERO GUERRERO SAULO ALEJO.	EDIF. MENEGRANDE, PISO 10, OFIC. RST. AV. FRANCISCO DE MIRANDA. CARACAS.	1,764	0	0	0	1,764	0,000
V000071877	RIVERO LEGORBURU LUIS ALBERTO	APARTADO POSTAL N¼66801,EL CAFETAL	5,250	0	0	0	5,250	0,000
V002561510	RIZZUTI FERRARI VICENTE ANTONIO	CALLE LA LOMITA,RESD.VIZCAYA PLAZA,TORRE A,APTO.114-A,URB.SANTA PAULA	4,018	0	0	0	4,018	0,000
V003157344	ROBLETO DE ANDRADE MARIA DE LOS A.	CALLE LOS ANDES QTA LAS DELICIAS PRADOS DEL ESTE CARACAS EDO MIRANDA	708	0	0	0	708	0,000
V001727482	RODERO GARCIA MARISOL	AV. INTERCOMUNAL,RESD.LA MONTAàA,PISO,APTO.9-B,URB. COLINAS DE SANTA MONICA	661	0	0	0	661	0,000



FORMA OXXB

LIBRO DE ACCIONISTAS

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

CEDULA/RIF	NOMBRE	DIRECCION	ACCNES A	ACCNES B	ACCNES C	ACCNES D	ACCNES TOTAL	% CAP
V000000000	RODRIGUEZ ALIX		882	0	0	0	882	0,000
V003720995	RODRIGUEZ DE CHAVEZ MAGALY ASENCION	EDIF. REQUIECA, URB.INDUSTRIALLA YAGUARA, AV. PPAL DE LA YAGUARA, CARACAS.	2,142	0	0	0	2,142	0,000
V006164870	RODRIGUEZ ERASO FERMIN ANTONIO N.	BANCO VENEZOLANO DE CREDITO A C VICEPRESIDENCIA DE BANCA CORPORATIVA, OFIC.PPAL. CC	3,424	0	0	0	3,424	0,000
V011307497	RODRIGUEZ FERREIRA JOSE LISANDRO	CALLE COLOMBIA,QTA. ANALIJOS,URB.TERRAZAS DEL CLUB HIPICO	3,600	0	0	0	3,600	0,000
V002887769	RODRIGUEZ HERNANDEZ EDGAR HERNAN	RESD. HORTENSIA PISO 13, APTO.131, URB. EL CENTRO CALLE CAGUA MARACAY. EDO. ARAGUA	5,964	0	0	0	5,964	0,000
V001450769	RODRIGUEZ LOPEZ MANUEL	AV VENEZUELA TORRE CLEMENT PISO 3,OFC.P-3-A,EL ROSAL CARACAS,EDO.MIRANDA.	187,238	0	0	0	187,238	0,008
V003176653	RODRIGUEZ REGGETI CARLOS RAUL DEL P	AV.PPAL DE VALLE ARRIBA C/C CARRETERA VIEJA DE BARUTA,QTA.3X1,VALLE ARRIBA.	588	0	0	0	588	0,000
V004191198	RODRIGUEZ RODRIGUEZ HECTOR TIMOTEO	URB. LAS ACACIAS C/1RA, NO. 1-72, BARQUISIMETO. EDO. LARA.	12,600	0	0	0	12,600	0,000
V006242169	ROJAS GONZALEZ YANELLI JOSEFINA	AV FCO DE MIRANDA,CHACAITO, TORRE COUNTRY CLUB,PISO 11, CARACAS.1060	1,570	0	0	0	1,570	0,000
V000003609	ROMERO MARTINEZ FELIX	CALLE LONDRES ENTRE CARONI Y NVA.YORK EDF.PLAZA C PISO 2 OF.2-B CARACAS	44,856	0	0	0	44,856	0,001
V003664281	ROMERO THORMAHLEN ANDRES.	EDIF. ONIVAS PISO 7 BOULEVARD DE SABANA GRANDE. CCAS. DTTO FEDERAL- 1050	36 682	0	0	0	36,682	0,001
V003869107	ROMERO VALENCIA CARLOS	BLOQUE 3 APTO 1107, COCHECITO PARROQUIA COCHE, CARACAS. DTTO FEDERAL. 1090	4,000	0	0	0	4,000	0,000
V002289790	RONDON MOLINA HAZAUL	URB. LA FLORESTA 3A. CALLE NO.23. MATURIN EDO. MONAGAS.	5,964	0	0	0	5,964	0,000
V005968615	ROSALES ALVAREZ SERGIO OSCAR		2,460	0	0	0	2,460	0,000
V002153578	ROSALES DE LABRADOR SONIA	ADQUIRIDAS POR HERENCIA SIN FICHA	210	0	0	0	210	0,000
V003231676	ROSALES DE PARRA GLORY	ADQUIRIDAS POR HERENCIA SIN FICHA	210	0	0	0	210	0,000
V003476104	ROSALES DE PEREZ MIRNA	CALLE LOMA DEL CONDO QTA MIREL LOMAS DE PRADOS DEL ESTEBARUTA, CARACAS 1080	210	0	0	0	210	0,000
V002155250	ROSALES MEDRANO CARLOS	ADQUIRIDAS POR HERENCIA SIN FICHA	210	0	0	0	210	0,000
V003406526	ROSALES MEDRANO LUIS	ADQUIRIDAS POR HERENCIA SIN FICHA	210	0	0	0	210	0,000
V003144380	ROSALES MEDRANOS PEDRO	ADQUIRIDAS POR HERENCIA SIN FICHA	210	0	0	0	210	0,000
V006054449	ROSAS PAIS EDUARDO JOAQUIN	QUINTA VILLALEGRE NO.82 CALLE LOMAS DEL CONDOR LOMAS DE PRA-DOS DEL ESTE.- CARACAS ED	18 072	0	0	0	18,072	0,000
V008578040	ROSQUETE PORCAR DE V. NILDA ESTHER	AV. ARAGUA EDIF. CANAIMA PISO 11. APTO. 11-B. MARACAY. EDO. ARAGUA.	4,704	0	0	0	4,704	0,000
V005541143	ROTH BLUMENKRANE ALAN DAVID	AV. MOHEDANO, 5TA.TRANSV. EDIFCASTELLALTA "A", APTO. 5-B,LA CASTELLANA.	2,646	0	0	0	2,646	0,000
V005539210	ROTUNDO DE VIEGA ANA MARIA	C.C.C.T.PRIMERA ETAPA PISO 5 OFIC.538 CHUAO CARACAS 1061.	1,050	0	0	0	1,050	0,000
E009571140	ROUSSET THIERRY JEAN EDOUARD HENRI	AV.LAS ACACIAS,TORRE LINCOLN, PISO 5,OFIC. F,PLAZA VENEZUELA	17,600	0	0	0	17,600	0,000
V000987645	RUBIO ESPITIA JOSE GREGORIO	AVENIDA 6-B,CASA NRO.8-45, COMUNIDAD CARDON, PUNTO FIJO EDO. FALCON.	2,000	0	0	0	2,000	0,000
V006361866	RUEDA GUARIN BEATRIZ ERNESTINA	URB. RUIZ PINEDA BLOQ. 8 LETRAE, APTO E-4, SECTOR UD-9. CARICUAO. CCAS. DTTO FEDER	1,134	0	0	0	1,134	0,000
V001725241	RUIZ ALMANDOZ ISMAEL JOSE	TORRE COUNTRY CLUB P.10 CHACAITO CARACAS DTTO.FEDERAL 1060	194,148	0	0	0	194,148	0,008
V001894439	RUIZ DE ESCUDER ANA SOFIA.	AV.URDANETA VEROES A SANTA CAPILLA EDIF.BANCO CARACAS DPTDE VALORES DTTO.FEDERAL	114,030	0	0	0	114,030	0,004
V000000000	RUIZ DE PANTIN ELENA	3RA AV. CON 7MA, TRANSV. URB. ALTAMIRA. CCAS. EDO. MIRANDA	18,438	0	0	0	18,438	0,000
V002991731	RUIZ GONZALEZ UVENCIO EDUARDO	CALLE RIO TORBES,EDIF.RIO TORBES,PISO 5,APTO.52-A,LOMAS DE BELLO MONTE	18,250	0	0	0	18,250	0,000
V005211678	RUIZ JORGE ENRIQUE.	AV. SAN FRANCISCO DE PALMARITOCOLINAS DE LA CALIFORNIA, EDIFINDULAC, PISO 3, MACARACUA	3,570	0	0	0	3,570	0,000
V003563245	RUIZ MORENO MARIA AURORA	AV.GUAICAPURO,EDIF.DALPE,TORRE B,PISO 1,APTO.53-B,CHACAO	50,000	0	0	0	50,000	0,002
V006157440	RUSSO LAPENTA ACHILE	AV. MIRANDA QUINTA PAPI NO. 1 URBANIZACION MIRANDA. CARACAS ESTADO MIRANDA	450	0	0	0	450	0,000
J000122555	S.A. DE EDUC. Y CULTURA RELIGIOSA	ESQ.DE PAJARITO,IGLESIA DE SAN FRANCISCO	78,750	0	0	0	78,750	0,003
V003124028	SAHMKOW RANGEL RAMON EDUARDO	CALLE LA IGLESIA,AV. SOLANO LOPEZ, CENTRO SOLANO PLAZA,PISO 6,OFIC.6-A	23,500	0	0	0	23,500	0,001
V005314494	SALAS DELFINO GUILLERMO ALEJAND	CENTRO PLAZA,TORRE C PISO 14,LOS PALOS GRANDES.	8,400	0	0	0	8,400	0,000
V000028087	SALAS PARRA TITO	CALLE DEL RINCON CARACAS, URB.COUNTRY CLUB, QTA.SAN ONOFRE.CARACAS	188,160	0	0	0	188,160	0,008
V004768561	SALVATIERRA RAMOS ROBERTO IGNACIO	BLVD. DE SABANA GRANDE,TORRE CITY MARKET BAZAR,PISO 4	250,000	0	0	0	250,000	0,010
V003658351	SANABRIA GARCIA ENRIQUE	AV.NIVALDO,QTA.CHAMPACA,URB.AVILA, ALTA FLORIDA	115,164	0	0	0	115,164	0,005
V003401999	SANCHEZ DE PAPARONI MARIA CRISTINA	AV.VZLA C/CLL SOROCAIMAEDF. FRONTERA P.4 OFC.5 EL ROSAL CARACAS EDO.MIRANDA 1060	112,000	0	0	0	112,000	0,004
V005299118	SANCHEZ DE PERERA SYLVIA MARGARITA	AV.PPAL SANTA SOFIA,EDIF.TOKI-EDER,PISO 4, APTO.4B,CARACAS, EDO.MIRANDA. 1061	15,500	0	0	0	15,500	0,000
V009417681	SANCHEZ GARCIA VIANNEY AGUSTIN	AV.LEOPOLDO AGUERREVERE RESD.LOS PARQUES EDIF. CACHAMAY APTO.34-C P.3 SANTA FE NOR	6,097	0	0	0	6,097	0,000
V003729248	SANDOVAL SUAREZ JOSE ALI	AV.ORINOCO URB.VALLES DE CAMORUCO NR.112-11 CRUCE C/C 8VALENCIA EDO.CARABOBO	50,000	0	0	0	50,000	0,002
V006870154	SANTANA NARVAEZ JOSE DE JESUS.	AVE. URDANETA CON AV. FUERZAS ARMADAS, EDIF. SUDAMERIS, PISO9, OFIC. 911, CARACAS.	882	0	0	0	882	0,000
V006087124	SANTOS MENDEZ ANTONIO JUAN	CALLE 2,QTA. MONTE BREàA,URB.INDIO YARA	20	0	0	0	20	0,000
V004354308	SAVINO PALACIOS RAUL	A/C DRA.MARIA EUGENIA GAMEZ.BANCO VENEZOLANO DE CREDITO,GCIA DE REVI-SION JURIDICA.	4.000	0	0	0	4,000	0,000
V011345268	SCHAUBLE DE GISLER ELISABETH	CALLE AVISPERO,CARRETERA GUACARA-VIGIRIMA-EL TOCO	1.000	0	0	0	1,000	0,000
V015182060	SCHMID WERNER	AV.FRANCISCO DE MIRANDA,TORRE CAVENDES,PISO 9,OFIC. 903,LOS PALOS GRANDES	1,176	0	0	0	1,176	0,000
V004084233	SCULL MEDEROS EDUARDO RENE	3RA TRANSV. DE ALTAMIRA ENTRE AV LUIS ROCHE Y SAN JUAN BOSCOOFIC. NEUR. PB. OFIC.3. CC	12,222	0	0	0	12,222	0,000



FORMA OXX8

LIBRO DE ACCIONISTAS

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

CEDULA/RIF	NOMBRE	DIRECCION	ACCNES A	ACCNES B	ACCNES C	ACCNES D	ACCNES TOTAL	% CAP
V006809631	SEQUEIRA SANTAELLA JOSE MANUEL.	APARTADO POSTAL 70332 LOS RUICES-CARACAS EDO MIRANDA	3,570	0	0	0	3,570	0,000
V010346617	SEQUERA INAGAS LUIS JAVIER	EDIF. CENTRO MERCANTIL SAN FCOPISO 4 OFIC. 4-7, LA CEIBA CARACAS, DTTO FEDERAL. 101	294	0	0	0	294	0,000
J301020871	SERV.INMOBILIARIOS 13 DE NOVIEMBRE	2DA.AV.CAMPO ALEGRE,TORRE CREDIVAL,PISO 12	44,096,976	0	0	0	44,096,976	1,922
V007239408	SIEDER DE NARVAEZ SUSANA MARIA	BANCO VENEZOLANO DE CREDITO,AGENCIA MARACAY	1,800	0	0	0	1,800	0,000
V003414719	SILVA GRANADOS VICTOR JOSE	AVENIDA FRANCISCO DE MIRANDA C.A. SUCRE PISO 4, OFIC. 401	126	0	0	0	126	0,000
E082056871	SIMON KOSKAS ARMAND SALOMON	EDIF. PARQUE CRISTAL TORRE ESTE PISO 12, OFIC. 8, LOS PLAOS GRANDES. CCAS, EDO M	294	0	0	0	294	0,000
V004172202	SINRAM GRINVALDS ARNO CARLOS A.	AV. FRANCISCO DE MIRANDA TORRELA PRIMERA CAMPO ALEGRE 1060	868	0	0	0	868	0,000
V000000000	SIRACUSA LILIANA		630	0	0	0	630	0,000
V012625895	SISO SOSA ARTURO IGNACIO	AV.FRANCISCO DE MIRANDA,TORRE LA PRIMERA,PISO 12,OFC.12,URB.EL ROSAL	2,300	0	0	0	2,300	0,000
V005425713	SOLANILLA KOCH ELIZABETH ALICIA	CENTRO PLAZA, TORRE C, PISO 140FIC. A, LOS PALOS GRANDES CARACAS, EDO MIRANDA.1060	75,000	0	0	0	75,000	0,003
V010474893	SOLLECITO ERRICO DOMENICO GIUSEPPE		2,400	0	0	0	2,400	0,000
V004312228	SOLORZANO NICOLAS	EDIF.RESD.ARAGUANEY PISO 4 APTO.104 AV.WASHINGTONG CON AVPAEZ EL PARAISO CARACAS 10	40	0	0	0	40	0,000
V005524353	SOSA FREITES JORGE LUIS	AV. URDANETA, TORRE ALFA, PISO3, OFIC. 3-B. CARACAS DTTO FEDERAL.	672	0	0	0	672	0,000
V006434271	SOTILLO PEREZ LUIS ANDRES	C/FE Y ALEGRIA 1RA TRANSV. NO.02-18, URB. OLIVET CATIA KM 3 VIA EL JUNQUITO.	6,300	0	0	0	6,300	0,000
V001713422	SOTO APONTE PEDRO JOSE	ABANICO A MATURIN,EDF.BETA,OFIC.12-A,ALTAGRACIA	48,800	0	0	0	48,800	0,002
V007026053	STARKE AROCHA SIMON AUGUSTO.	A/C BCO. VZLANO DE CREDITO. GERENCIA FIDUCIARIA. APARTADO 1929. CCAS. 1010	882	0	0	0	882	0,000
V003178499	SUAREZ MUJICA RAFAEL FRANCISCO	EDIF.CENTRO PARQUE CARABOBO PB OPTICA CARABOBO,AV.ESTE LA CANDELARIA	26,000	0	0	0	26,000	0,001
V011227150	SUAREZ OTERO MANUEL JOSE	CENTRO PLAZA, TORRE C, PISO 140FIC. A, AV. FCO DE MIRANDA, LOS PALOS GRANDES, CARACAS	140,000	0	0	0	140,000	0,006
V002765015	SUAREZ RAFAEL EDMUNDO	AV.GAMBOA, RESD.CANAIMA,PISO 1APTO.1-A, SAN BERNARDINO.	80	0	0	0	80	0,000
V004367050	SUAREZ RIVERO JEABELL YVAC	CA^A DE AZUCAR UD-17 BLOQUE 11APTO 0003, MARACAY EDO ARAGUA	1,890	0	0	0	1,890	0,000
V000217205	SUC DELFINO ARRIENS GUSTAVO S.	AVENIDA SUR QUINTA GUAYAMURE URB LA LAGUNITA COUNTRY CLUB EL HATILLO CARACAS 1080	231,840	0	0	0	231,840	0,010
V005537521	SULTAN BENDAYAN ISAAC ENRIQUE	ESQ.COLISEO A PEINERO EDIF.CENTRO EJECUTIVO PLANTA BAJA CARACAS, DTTO. FEDERAL, 1010	6,500	0	0	0	6,500	0,000
V000646486	SULVARAN DE SARDI NANCY MARGARITA	ESQ. CARMELITAS,BANCO CENTRAL DE VENEZUELA	4,000	0	0	0	4,000	0,000
V004087380	TAMAYO LAVIE FERNANDO ENRIQUE	AV.FRANCISCO DE MIRANDA,CENTROLIDO,TORRE E,PISO 7,OFC.7-73, EL ROSAL	17,934	0	0	0	17,934	0,000
V002685298	TEXIER TORRES EDUARDO	URB. SANTA FE SUR, RED. EL PADRINO, PISO 6 APTO 63, SANTAFE SUR, CARACAS. 1080	24	0	0	0	24	0,000
J305524220	THREE D INTERNATIONAL MARKETING,INC	J.P. MORGAN TRUST COMPANY LTD BAHAMAS FINANCIAL CENTRE 2ND FLOOR,SHIRLEY STREET,BAHAM	23	0	0	0	23	0,000
V000005680	TINOCO RICHTER CESAR	CALLE 13,URB.LA URBINA,EDF.GRANSASO 1,PB,APTO 2,MCPIO SUCRE	8,000	0	0	0	8,000	0,000
V000000000	TIRADO ANTONIO	CALLE AVILA, QTA. SANTANA LOS CHORROS. CCAS. EDO. MIRANDA.	20,916	0	0	0	20,916	0,000
V005664714	TOLEDANO A. DINA MARGARITA.	JESUITAS A MATURIN, EDIFICIO MALDECA, PISO 2. CARACAS.	1,386	0	0	0	1,386	0,000
V001521675	TOLEDANO MAMAN AARON	AV.A QTA.CANAIMA URB.CAURIMARECARACAS EDO.MIRANDA 1061	504	0	0	0	504	0,000
V000053213	TOLEDO GUERRERO ENRIQUE	AV.FRANCISCO DE MIRANDA, EDIF.EASO PISO 15, OFIC.D, CHACAITO.	6,500	0	0	0	6,500	0,000
J303695779	TOP SYSTEM INTERNATIONAL, C.A.	2DA. AV. EL MIRADOR CENTRO PROF.SARGON PALACE OFIC.405 PISO 4,LA CAMPIàA.	3,000	0	0	0	3,000	0,000
V005612756	TORREALBA MARIA CANDELARIA	PARCELAMIENTO 3 DE OROPEZA A CASTILLO NO. GUARENAS. EDO. MIRANDA	1,134	0	0	0	1,134	0,000
V005373787	TORREALBA VILLALBA HILDA MARGARITA	URB.EL PALOTAL,SECTOR B,VEREDA11,CASA 99,VALENCIA,EDO.CARABOBO. 2001	2,394	0	0	0	2,394	0,000
V001733805	TRAVIESO PASSIOS ALFREDO EDUARDO	TORRE COUNTRY CLUB P.2 Y 3 AV.FCO.DE MIRANDA E/AV.EL PARQUE Y PPAL DE COUNTRY CCAS 106	280,000	0	0	0	280,000	0,012
V009417103	TRUJILLO MARTINEZ OSCAR ANTONIO	BANCO PROVINCIAL ESQ DE LA PELOTA PLANTA BAJA CAJA PIDA Y/O CTAS CORRIENTES CARACA	1,184	0	0	0	1,184	0,000
V003399120	TRUJILLO TRUJILLO HECTOR JULIO	AV.FRANCISCO DE MIRANDA,EDIF. TORRE DELTA,PISO 1,OFIC.C-D. ALTAMIRA,CARACAS. 1062	2,898	0	0	0	2,898	0,000
V000903963	TRUJILLO TRUJILLO JULIO	AV.LA CUMBRE QTA.97 LA LAGUNI-TA COUNTRY CLUB CARACAS EDO.MIRANDA 1080	2,898	0	0	0	2,898	0,000
E000921871	TRUM MORONEY JOHN MORONEY	AV.MIGUEL OTERO SILVA,RES.COMODORO,APTO.1-B,SEBUCAN	25,000	0	0	0	25,000	0,001
V006276556	URAN CARDONA MARIO	APARTADO DE CORREOS NO.3304,ELTRIGAL 2002	4,500	0	0	0	4,500	0,000
V006302360	URBANO BERRIZBEITIA JOAQUIN ANDRES	BANCO VENEZOLANO DE CREDITO MONJAS A SAN FRANCISCO, EDIF 7CARACAS, DTTO FEDERAL. 101	3,696	0	0	0	3,696	0,000
V000049576	VALDERRAMA TOMAS	AV. RAFAEL MARIA BARALT CON EDUARDO BLANCO,EDF.URDANETA,PISO2,APTO.8 SAN BERNARDINO.	5,000	0	0	0	5,000	0,000
V006561456	VALERO DE ZAMBRANO MARIA FLORA	AV. AVILA,RESD.BALMORAL I,APTO.2-B,URB.LOS DOS CAMINOS	1,428	0	0	0	1,428	0,000
V003657158	VALLES MARCANO ALFREDO.	AVDA. FRANCISCO DE MIRANDA TORRECOUNTRY CLUB PISO 8 1080	320	0	0	0	320	0,000
J003324612	VALORES PISA, C.A.	AV.MOHEDANO CENTRO GERENCIAL MOHEDANO PISO 5 OFIC.5-C.URB. LA CASTELLANA CARACAS 1060	5,964	0	0	0	5,964	0,000
J003633771	VALORES VALFESA CASA DE BOLSA, S.A.	AV. LIBERTADOR CON CALLE NEGRIN,CENTRO COMERCIAL LOCAL 6, PB.	8,680	0	0	0	8,680	0,000
V003322613	VARELA JAIMES EDUARDO ANTONIO	CALLE GUAYAMURE TRANSVERSAL 2 FINAL DE LA TRANSV.CASA N½588 URB.FUNDALARA	30,000	0	0	0	30,000	0,001
V005759118	VASQUEZ BRICE^O JOSE OMAR	VIA STA. RITA LOS JABILLOS CALLEJON NO. 10. MARACAY EDO. ARAGUA.	1,764	0	0	0	1,764	0,000
V005074137	VEIGA FANDI^O CARLOS	CENTRO EMPRESARIAL SENDERO PISO 2, LOS COTIJOS DE LOURDES(MANPA). CCAS. EDO. MIRAND	672	0	0	0	672	0,000
V003187699	VELASCO Z. RAFAEL MARIA	CENTRO COMERCIAL LA PIRAMIDE PLANTA ALTA, OFIC 15, URB. PRADOS DEL ESTE. CCAS. EDO	5,964	0	0	0	5,964	0,000

FORMA OXXB

LIBRO DE ACCIONISTAS

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

CEDULA/RIF	NOMBRE	DIRECCION	ACCNES A	ACCNES B	ACCNES C	ACCNES D	ACCNES TOTAL	% CAP
V006809631	SEQUEIRA SANTAELLA JOSE MANUEL.	APARTADO POSTAL 70332 LOS RUICES-CARACAS EDO MIRANDA	3,570	0	0	0	3,570	0,000
V010346617	SEQUERA INAGAS LUIS JAVIER	EDIF. CENTRO MERCANTIL SAN FCOPISO 4 OFIC. 4-7, LA CEIBA CARACAS, DTTO FEDERAL. 101	294	0	0	0	294	0,000
J301020871	SERV.INMOBILIARIOS 13 DE NOVIEMBRE	2DA.AV.CAMPO ALEGRE,TORRE CREDIVAL,PISO 12	44,096,976	0	0	0	44,096,976	1,922
V007239408	SIEDER DE NARVAEZ SUSANA MARIA	BANCO VENEZOLANO DE CREDITO,AGENCIA MARACAY	1,800	0	0	0	1,800	0,000
V003414719	SILVA GRANADOS VICTOR JOSE	AVENIDA FRANCISCO DE MIRANDA C.A. SUCRE PISO 4, OFIC. 401	126	0	0	0	126	0,000
E082056871	SIMON KOSKAS ARMAND SALOMON	EDIF. PARQUE CRISTAL TORRE ESTE PISO 12, OFIC. 8, LOS PLAOS GRANDES. CCAS, EDO M	294	0	0	0	294	0,000
V004172202	SINRAM GRINVALDS ARNO CARLOS A.	AV. FRANCISCO DE MIRANDA TORRELA PRIMERA CAMPO ALEGRE 1060	868	0	0	0	868	0,000
V000000000	SIRACUSA LILIANA		630	0	0	0	630	0,000
V012625895	SISO SOSA ARTURO IGNACIO	AV.FRANCISCO DE MIRANDA,TORRE LA PRIMERA,PISO 12,OFC.12,URB.EL ROSAL	2,300	0	0	0	2,300	0,000
V005425713	SOLANILLA KOCH ELIZABETH ALICIA	CENTRO PLAZA, TORRE C, PISO 14OFIC. A, LOS PALOS GRANDES CARACAS, EDO MIRANDA.1060	75,000	0	0	0	75,000	0,003
V010474893	SOLLECITO ERRICO DOMENICO GIUSEPPE		2,400	0	0	0	2,400	0,000
V004312228	SOLORZANO NICOLAS	EDIF.RESD.ARAGUANEY PISO 4 APTO.104 AV.WASHINGTONG CON AVPAEZ EL PARAISO CARACAS 10	40	0	0	0	40	0,000
V005524353	SOSA FREITES JORGE LUIS	AV. URDANETA, TORRE ALFA, PISO3, OFIC. 3-B. CARACAS DTTO FEDERAL.	672	0	0	0	672	0,000
V006434271	SOTILLO PEREZ LUIS ANDRES	C/FE Y ALEGRIA 1RA TRANSV. NO.02-18, URB. OLIVET CATIA KM 3 VIA EL JUNQUITO.	6,300	0	0	0	6,300	0,000
V001713422	SOTO APONTE PEDRO JOSE	ABANICO A MATURIN,EDF.BETA,OFIC.12-A,ALTAGRACIA	48,800	0	0	0	48,800	0,002
V007026053	STARKE AROCHA SIMON AUGUSTO.	A/C BCO. VZLANO DE CREDITO. GERENCIA FIDUCIARIA. APARTADO 1929. CCAS. 1010	882	0	0	0	882	0,000
V003178499	SUAREZ MUJICA RAFAEL FRANCISCO	EDIF.CENTRO PARQUE CARABOBO PB OPTICA CARABOBO,AV.ESTE LA CANDELARIA	26,000	0	0	0	26,000	0,001
V011227150	SUAREZ OTERO MANUEL JOSE	CENTRO PLAZA, TORRE C, PISO 14OFIC. A, AV. FCO DE MIRANDA, LOS PALOS GRANDES, CARACAS	140.000	0	0	0	140,000	0,006
V002765015	SUAREZ RAFAEL EDMUNDO	AV.GAMBOA, RESD.CANAIMA,PISO 1APTO.1-A, SAN BERNARDINO.	80	0	0	0	80	0,000
V004367050	SUAREZ RIVERO JEABELL YVAC	CAʌA DE AZUCAR UD-17 BLOQUE 11APTO 0003, MARACAY EDO ARAGUA	1,890	0	0	0	1,890	0,000
V000217205	SUC DELFINO ARRIENS GUSTAVO S.	AVENIDA SUR QUINTA GUAYAMURE URB LA LAGUNITA COUNTRY CLUB EL HATILLO CARACAS 1080	231,840	0	0	0	231,840	0,010
V005537521	SULTAN BENDAYAN ISAAC ENRIQUE	ESQ.COLISEO A PEINERO EDIF.CENTRO EJECUTIVO PLANTA BAJA CARACAS, DTTO. FEDERAL, 1010	6,500	0	0	0	6,500	0,000
V000646486	SULVARAN DE SARDI NANCY MARGARITA	ESQ. CARMELITAS,BANCO CENTRAL DE VENEZUELA	4,000	0	0	0	4,000	0,000
V004087380	TAMAYO LAVIE FERNANDO ENRIQUE	AV.FRANCISCO DE MIRANDA,CENTROLIDO,TORRE E,PISO 7,OFC.7-73, EL ROSAL	17,934	0	0	0	17,934	0,000
V002685298	TEXIER TORRES EDUARDO	URB. SANTA FE SUR, RED. EL PADRINO, PISO 6 APTO 63, SANTAFE SUR, CARACAS. 1080	24	0	0	0	24	0,000
J305524220	THREE D INTERNATIONAL MARKETING,INC	J.P. MORGAN TRUST COMPANY LTD BAHAMAS FINANCIAL CENTRE 2ND FLOOR,SHIRLEY STREET,BAHAM	23	0	0	0	23	0,000
V000005680	TINOCO RICHTER CESAR	CALLE 13,URB.LA URBINA,EDF.GRANSASO 1,PB,APTO 2,MCPIO SUCRE	8,000	0	0	0	8,000	0,000
V000000000	TIRADO ANTONIO	CALLE AVILA, QTA. SANTANA LOS CHORROS. CCAS. EDO. MIRANDA.	20,916	0	0	0	20,916	0,000
V005664714	TOLEDANO A. DINA MARGARITA.	JESUITAS A MATURIN, EDIFICIO MALDECA, PISO 2. CARACAS.	1,386	0	0	0	1,386	0,000
V001521675	TOLEDANO MAMAN AARON	AV.A QTA.CANAIMA URB.CAURIMARECARACAS EDO.MIRANDA 1061	504	0	0	0	504	0,000
V000063213	TOLEDO GUERRERO ENRIQUE	AV.FRANCISCO DE MIRANDA, EDIF.EASO PISO 15, OFIC.D, CHACAITO.	6,500	0	0	0	6,500	0,000
J303695779	TOP SYSTEM INTERNATIONAL, C.A.	2DA. AV. EL MIRADOR CENTRO PROF.SARGON PALACE OFIC.405 PISO 4,LA CAMPIàA.	3,000	0	0	0	3,000	0,000
V005612756	TORREALBA MARIA CANDELARIA	PARCELAMIENTO 3 DE OROPEZA A CASTILLO NO. GUARENAS. EDO. MIRANDA	1,134	0	0	0	1,134	0,000
V005373787	TORREALBA VILLALBA HILDA MARGARITA	URB.EL PALOTAL,SECTOR B,VEREDA11,CASA 99,VALENCIA,EDO.CARABOBO. 2001	2,394	0	0	0	2,394	0,000
V001733805	TRAVIESO PASSIOS ALFREDO EDUARDO	TORRE COUNTRY CLUB P.2 Y 3 AV.FCO.DE MIRANDA E/AV.EL PARQUE Y PPAL DE COUNTRY CCAS 106	280,000	0	0	0	280,000	0,012
V009417103	TRUJILLO MARTINEZ OSCAR ANTONIO	BANCO PROVINCIAL ESQ DE LA PELOTA PLANTA BAJA CAJA PIDA Y/O CTAS CORRIENTES CARACA	1,184	0	0	0	1,184	0,000
V003399120	TRUJILLO TRUJILLO HECTOR JULIO	AV.FRANCISCO DE MIRANDA,EDIF. TORRE DELTA,PISO 1,OFIC.C-D. ALTAMIRA,CARACAS. 1062	2,898	0	0	0	2,898	0,000
V000903963	TRUJILLO TRUJILLO JULIO	AV.LA CUMBRE QTA.97 LA LAGUNI-TA COUNTRY CLUB CARACAS EDO.MIRANDA 1080	2,898	0	0	0	2,898	0,000
E000921871	TRUM MORONEY JOHN MORONEY	AV.MIGUEL OTERO SILVA,RES.COMODORO,APTO.1-B,SEBUCAN	25,000	0	0	0	25,000	0,001
V006276556	URAN CARDONA MARIO	APARTADO DE CORREOS NO.3304,ELTRIGAL 2002	4,500	0	0	0	4,500	0,000
V006302360	URBANO BERRIZBEITIA JOAQUIN ANDRES	BANCO VENEZOLANO DE CREDITO MONJAS A SAN FRANCISCO, EDIF 7CARACAS, DTTO FEDERAL. 101	3,696	0	0	0	3,696	0,000
V000049576	VALDERRAMA TOMAS	AV. RAFAEL MARIA BARALT CON EDUARDO BLANCO,EDF.URDANETA,PISO2,APTO.8 SAN BERNARDINO.	5,000	0	0	0	5,000	0,000
V006561456	VALERO DE ZAMBRANO MARIA FLORA	AV. AVILA,RESD.BALMORAL I,APTO.2-B,URB.LOS DOS CAMINOS	1,428	0	0	0	1,428	0,000
V003657158	VALLES MARCANO ALFREDO.	AVDA. FRANCISCO DE MIRANDA TORRECOUNTRY CLUB PISO 8 1080	320	0	0	0	320	0,000
J003324612	VALORES PISA, C.A.	AV.MOHEDANO CENTRO GERENCIAL MOHEDANO PISO 5 OFIC.5-C.URB. LA CASTELLANA CARACAS 1060	5,964	0	0	0	5,964	0,000
J003633771	VALORES VALFESA CASA DE BOLSA, S.A.	AV. LIBERTADOR CON CALLE NEGRIN,CENTRO COMERCIAL LOCAL 6, PB.	8,680	0	0	0	8,680	0,000
V003322613	VARELA JAIMES EDUARDO ANTONIO	CALLE GUAYAMURE TRANSVERSAL 2 FINAL DE LA TRANSV.CASA N½588 URB.FUNDALARA	30,000	0	0	0	30,000	0,001
V005759118	VASQUEZ BRICEʌO JOSE OMAR	VIA STA. RITA LOS JABILLOS CALLEJON NO. 10. MARACAY EDO. ARAGUA.	1,764	0	0	0	1,764	0,000
V005074137	VEIGA FANDIʌO CARLOS	CENTRO EMPRESARIAL SENDERO PISO 2, LOS COTIJOS DE LOURDES(MANPA). CCAS. EDO. MIRAND	672	0	0	0	672	0,000
V003187699	VELASCO Z. RAFAEL MARIA	CENTRO COMERCIAL LA PIRAMIDE PLANTA ALTA, OFIC 15, URB. PRADOS DEL ESTE. CCAS. EDO	5,964	0	0	0	5,964	0,000

FORMA OXXB

VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL
AGENTE DE TRASPASO
GERENCIA DE SISTEMAS

LIBRO DE ACCIONISTAS

COMPA#IA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

CEDULA/RIF	NOMBRE	DIRECCION	ACCNES A	ACCNES B	ACCNES C	ACCNES D	ACCNES TOTAL	% CAP
V005305339	VELASQUEZ BETANCOURT GUSTAVO LUIS	4TA AV. ENTRE 7MA Y 8VA TRANSVERSAL QTA.HELECHALES,URB.ALTAMIRA	2,646	0	0	0	2,646	0,000
V000005198	VELUTINI RUIZ ANDRES.	VEROES A SANTA CAPILLA, BANCO CARACAS, DPTO DE VALORES, AV. URDANETA, CARACAS.	114,030	0	0	0	114,030	0,004
V000019865	VELUTINI RUIZ JOSE ANTONIO	ESQ.VEROES A SANTA CAPILLA,EDFBANCO CARACAS,DPTO.DE VALORES,CARACAS,D.F. 1010	70 812	0	0	0	70,812	0,003
J000029709	VENEZOLANO DE CREDITO,S.A. BCO.UNIV		466,976	0	0	0	466,976	0,020
V007251017	VERENZUELA DAZA HARVIS ADRIAN	CALLE 88, PIAR, CASA 12 LA INDEPENDENCIA MARACAY EDO. ARAGUA.	1,134	0	0	0	1,134	0,000
V006000031	VERGARA SUBERO DAVID RICARDO	AV. FRANCISCO DE MIRANDA EDIF.MENE GRANDE II PISO 2 OFIC.28.	18,000	0	0	0	18,000	0,000
J305532834	VETA HOLDINGS A V V	AV. FRANCISCO DE MIRANDA TO RRE COUNTRY CLUB, PISO 9, CHACAITO CCAS DTTO FEDERAL	65,175,046	0	0	0	65,175,046	2,841
V001869982	VIEZ CLESENCIO ANTONIO	CALLE UKRANIA N½22-1,LOS MAGALLANES DE CATIA.	2,000	0	0	0	2,000	0,000
J305532842	VILLA ROSA HOLDINGS A.V.V.	CALLE B-7, QTA.339 LA LAGUNITA CARACAS MIRANDA 1081.-	22,269,496	0	0	0	22,269,496	0,970
V000345693	VILLARREAL DURAN MARIA LUISA AURORA	TORRE COUNTRY CLUB CHACAITO PISO 9 URBANIZACION LE ROSAL CARACAS 1060.-	10 000	0	0	0	10,000	0,000
V003841940	VILLAVICENCIO TORRES LINO ENRIQUE	SOROCAIMA I C/ARISMENDI NO. 10MUNICIPIO MARI^O, TURMERO EDO. ARAGUA.	1 890	0	0	0	1,890	0,000
J305533016	VIRTUOSO HOLDINGS A.V.V.	CALLE B-7 QTA.339 LA LAGUNITA CARACAS MIRANDA 1081.-	5,617,374	0	0	0	5,617,374	0,244
V007233634	VISCAYA ELBA JOSEFINA	URB.CIUDAD CASARAPA PARCELA 6 EDIF.7 PISO 03 APTO.3-G MCPIO PLAZA, GUARENAS EDO.MIRAND	2,000	0	0	0	2,000	0,000
V004431276	VIVAS DE DURAN LAURA CECILIA	URB. DEL CENTRO RESD. GARDENIAAPTO. 144 PISO 14, AV. ARAGUA.MARACAY EDO ARAGUA.	1,764	0	0	0	1,764	0,000
V002985924	VIVAS DE TARRE IRIS TERESA	TORRE COUNTRY CLUB, PISO 5 VICE-PRESD. RECURSOS HUMANOS AV. FCO DE MIRANDA, CARACA	37	0	0	0	37	0,000
V010331334	WALLIS ALBERTO	OJO BOLSA ELECTRONICA	78	0	0	0	78	0,000
J304049854	WHITE SOUL CORP.	EDIF. LATINO, PISO 1 OFIC. 1 CALLE BALDO, ENTRE SABANA GDE.Y AV. CASANOVA, CARACAS. 1	17	0	0	0	17	0,000
V007246036	ZAFRA VELANDIA JOSE MARTIN	AV FRANCISCO DE MIRANDA TORRE COUNTRY CLUB PISO 11 CHACAITO CARACAS,EDO MIRANDA,1050	1,570	0	0	0	1,570	0,000
V007242218	ZAMORA DE OJEDA AILEEN LILIANA	APTO. 16-B TORRE B RES. IMPERIAL AV., ARAGUA URB. EL CENTRO MARACAY. EDO ARAGUA	3,024	0	0	0	3,024	0,000
V006929097	ZAPPI UYA CLARA DEL CARMEN	AV.GUARATARI I,QTA.MONTE CARMELO,ZONA J,URB.MACARACUAY	10,000	0	0	0	10,000	0,000
V006226693	ZARATE MARTINEZ MARIA ELENA	AV. FUERZAS AEREAS,CONJ.RESD. GUAICAMACUTO,TORRE A,P.1,APTO.A-1-4,MARACAY,EDO.ARAGUA.2	2,394	0	0	0	2,394	0,000
V006821992	ZUCCHI BUTTAGLIERI JUAN LUCAS	4TA AV.ENTRE 4TA Y 5TA TRANSV.QTA. ALU,LOS PALOS GRANDES	59,262	0	0	0	59,262	0,002
V004765495	ZULOAGA POCATERRA PEDRO	TORRE DOMUS PISO 12 SABANA GRANDE CARACAS 1050	2,238	0	0	0	2,238	0,000
TOTALES =>	ACCIONISTAS => 623	ACCIONES=>	2,294,009,424	0	0	0	2,294,009,424	

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

FORMA OXXB

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, August 8, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Registry of Securities

Dear Sirs:

We do hereby inform you that on August 7, 2006 SERIES II corresponding to Issuance 2005-I of Commercial Papers of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounting to Bs.4,000,000,000.00 issued on February 8, 2006 up to August 7, 2006 for a 180-day term, at 11.5% yearly was paid.

The amount paid was FORTY-NINE MILLION THREE HUNDRED EIGHTY-FOUR THOUSAND BOLIVARS WITH NO CENTS (Bs.49,384,000.00). In this connection, attached hereto please find letter addressed to Banco Venezolano de Crédito authorizing to credit to the accounts of holders of Commercial papers belonging to this Series.

The remainder of the amount was renewed.

Having no further matter to discuss.

Sincerely,

INTERPRETE PUBLICO 2 JUDITH X. HERNANDEZ MORA

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager.

mfioravanti@manpa.com.ve

Phone 9012335/ 9012329

Fax 9012317 ---

[Letterhead of MANPA]

Caracas, August 7, 2006.

TES-E-407

Messrs.

BANCO VENEZOLANO DE CRÉDITO

Present. Attn.: Soraya Sánchez

We do hereby authorize to debit from the current account No.0104-0001-51-0010222125 the amount of **FORTY-NINE MILLION THREE HUNDRED EIGHTY-FOUR THOUSAND BOLIVARS WITH NO CENTS (Bs.49,384,000.00)** to be credited to the following accounts of holders of Commercial Papers Series 2005-II issued by MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Client	**Amount Bs.**	**Account**
FIDEICOMISO BANCO VENEZOLANO DE CRÉDITO, S.A.C.A.	49,384,000.00	0010039584

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. (signed) Illegible.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. (signed) Illegible.

Translator's Note:

At the upper right margin of the pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 August 9 AM 9:49 FILE RECEIVED." -----

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 4th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

D... Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 240...

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina (ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 240...10 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 08 de Agosto de 2006.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atn. Registro Nacional de Valores

Estimados señores:

Por medio de la presente les notificamos que en fecha 07 de Agosto de 2006, se procedió a cancelar la SERIE II correspondiente a la Emisión 2005-I de Papeles Comerciales de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 4.000.000.000,oo emitida en fecha 08 de Febrero de 2006 hasta el 07 de Agosto de 2006, por un plazo de 180 días, al 11.50% anual.

El monto cancelado alcanzo la cantidad de CUARENTA Y NUEVE MILLONES TRESCIENTOS OCHENTA Y CUATRO MIL CON 00/100 Bolívares (Bs. 49.384.000,oo). En este sentido se anexa carta dirigida al Banco Venezolano de Crédito autorizando a acreditar a las cuentas de los tenedores de Papeles Comerciales de esta Serie.

El resto del monto fue renovado.

Sin más a que hacer referencia,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

..., Imprimir, Escribir, Embalar:
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Teléfonos (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos (0243) 2401095 - 2401190
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(ALPES)
Teléfonos (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos (0243) 2474910 - 2401380



Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club
Municipio Chacao - Caracas
RIF:
NIT:
Teléfonos (0212) 9012311
www.manpa.com.ve

Caracas, 07 de Agosto de 2006
TES-E-407

Señores.
BANCO VENEZOLANO DE CREDITO
Presente.-

Att: Soraya Sanchez

Por medio de la presente autorizamos a debitar de la cuenta corriente Nº 0104-0001-51-0010222125 la cantidad de **CUARENTA Y NUEVE MILLONES TRESCIENTOS OCHENTA Y CUATRO MIL BOLIVARES CON 00/100 (Bs. 49.384.000,oo)** para ser acreditados a las siguientes cuentas de los tenedores de Papeles Comerciales serie 2005-I-II emitidos por MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Cliente	Monto BS.	Cuenta
FIDEICOMISO BANCO VENEZOLANO DE CREDITO, S.A.C.A.	49.384.000,00	0010039584

Sin más que agregar.

Atentamente,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

INTERPRETE PUBLICO JUDITH X. HERNANDEZ

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, August 11, 2006

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.

Dear Sirs:

[Letterhead of MANPA]

Caracas, April 21, 2006.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear Sirs:

Pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 of August 24, 2004 we address you to inform you that the General Shareholders´ Meeting as of August 11, 2006 approved decreeing an ordinary cash dividend amounting to Seventeen Bolivars (Bs.17.00) per share and delegated to the Board of Directors the setting of both the registry and payment dates.

Likewise, the Board of Directors in its meeting No.949 of this same date resolved to set the registry and payment dates of the aforementioned dividend, which will be paid from September the 1st, 2006 (effective date of registry with benefit) to those shareholders registered on August 21, 2006 (limit date of transaction with benefit).

The dividend advertisement will be published in one (1) newspapers of national circulation on August 13, 2006.

Attached hereto you will find the following documents:

- Project of the advertisement of payment of dividend.
- Certification of the Minutes of General Shareholders´ Meeting dated August 11, 2006.
- Certification of the Minutes of the Board of Directors No.949 dated August 11, 2006.
- Publication of the Notification of Shareholders´ Meeting

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman.

RIF (Tax Information Registry Number) J-00023530-9

NIT (Taxpayer Identification Number) 000-74648-7-8

Laywer Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Cacaito, Urb. El Bosque – Phone 9012307 – Fax 9012112 e-mail: ngonzalez@manpa.com.ve --

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.949 dated August 11, 2006 decided to set the record dates and payment of

dividends, giving effect to that approved as of August 11, 2006 by the Special Shareholders' Meeting, which decreed an extraordinary cash dividend of Seventeen Bolivars (Bs.17.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings account at December 31, 2005 corresponding to shareholders registered on the fifth business day following the publication of the notification in one (1) newspaper of major national circulation, that is, on August 21, 2006 (limit transaction date with profit), payable on the ninth business day following that date, that is from September the 1st, 2006 (effective record date with profit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, August 13, 2006. ---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes transcribed herein below is a true and exact copy of its original, **General Shareholder's Meeting as of August 11, 2006** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 11:00 a.m. of the Eleventh (11th) day of August of the year Two Thousand Six (2006) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, as per notification issued in the newspapers El Universal and El Nacional, dated August 3,

2006 that textually transcribed reads as follows: *MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION. "Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 11:00 a.m., on August 11, 2006 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose: SOLE ITEM: Agreeing upon an extra dividend to be allocated among shareholders and delegating the Board of Directors to set the dates for registration and payment to shareholders. Shareholders are hereby informed that the dividend proposal and other documents related to this notification are available at the company premises. Caracas, August 3, 2006. FOR THE BOARD OF DIRECTORS. CARLOS DELFINO T. Chairman."*

There attended this meeting the shareholders listed at the bottom of this Minutes who represent **two thousand forty-eight million ninety thousand nine hundred twenty-five (2,048,090,925) shares**, that is, more than eighty-nine percent (89%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **Sole Item of the notice** – which was read out – that is, *Agreeing upon an extra dividend to be allocated among shareholders and delegating the Board of Directors to set the dates for registration and payment to shareholders.* Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: The Board of Directors does herein decree an additional cash dividend of Seventeen Bolivars (Bs.17.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the "Undistributed retained earnings account at December 31, 2005" in favor of shareholders registered on the fifth business day following the publication of the notice of dividends in one (1) newspaper of major national circulation, payable on the ninth business day following that date (effective record date with profit), and delegating the Board of Directors to set the dates for registration and payment to shareholders.

The foregoing proposal being submitted to the consideration of the Meeting was approved by the majority of attending shareholders, except for the representative of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting. Likewise, the Meeting authorized the members of the Board of Directors so that any of them carry out the corresponding participation to the Commercial Registry.

There being no further business to come seconded and carried, the Minutes was read out and signed in conformity, after the list, by the attending shareholders."

This certification is issued in the city of Caracas, on the Eleventh (11th) day of August of the year Two Thousand Six (2006).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 08/11/2006

SATACORP

MANPA

Quorum Status

Special

Total Shareholders:	2,294,009,424
Attending Shareholders:	2,048,090,925
% Quorum:	89,280
Total Shareholders Type "A":	2,294,009,424
Total Shareholders Type "A" Attending :	2,048,090,925
% Quorum Type "A"	89,280

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 08/11/2006

SATACORP PAGE:1

MANPA

Attending Shahreolders

Shareholder's Name	Number of Shares	%
ABRAHAM KATOON HAROON	000	0.000
CÁCERES FLORES JORGE HERNÁN	888	0.000
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
DELFINO MONZON JUAN RAFAEL	72,720	0.003
DELFINO MONZON RICARDO	11,970	0.001
ELIS GARCIA DE LA CONCHA JOHN	78,750	0.003
FEBRES PEREZ JOSE ALBERTO	16,736	0.001
GOMEZ ARRAIZ ROSA ELENA	3,438,860	0.150
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,425,072	0.062
HEREDIA JUAN BAUTISTA	60,000	0.003
PIERALDI PALACIO ALBERTO	335,000	0.015
REZNICEK WEIRAUCHOVA HANY	130,200	0.006
SOTO APONTE PEDRO JOSE	2,245,264	0.098
Total shares represented ===>	7,918,161	0.345
Total shares of quorum === >	2,048,090,925	89.280

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 08/11/2006

SATACORP PAGE: 1

MANPA

Representative: Agents (detailed)

Shareholder's Name	Number of Shares	%
AÑEZ DE HERRERA SUSANA	**47,998,024**	**2.092**
AÑEZ DELFINO ARNALDO JOSE	10	0.000
CONDE DELFINO GUSTAVO EMILIO	682,080	0.030
CONDE DELFINO VALENTINA ISABEL	10,752	0.000

Shareholder's Name	Number of Shares	%
CONDE ROTUNDO EMILIO LUIS	31,668	0.001
DELFINO DE VERNET VIVANNE VALENTINA	84,000	0.004
HERRERA VAN EPS GUSTAVO ROBERTO	39,000	0.002
INVERSIONS 3 DE OCTUBRE, C.A.	815,136	0.036
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049
INVERSORA 3-10-64, C.A.	423,150	0.018
INVERSORA CONDEISA, C.A.	682,080	0.030
SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976º	1.922
DELFINO LAZO CARLOS	**9,264,200**	**0.404**
DELFINO THORMAHLEN ALBERTO JOSE	4,800,000	0.209
DELFINO THORMAHLEN CARLOS EDUARDO	4,464,200	0.195
ELLIS JOHN	**24,136,739**	**1,052**
ELLIS ALVAREZ DE LUGO EDWARD JOHN	3,601,515	0.157
ELLIS ALVAREZ DE LUGO EDWARD	78,750	0.003
INVERSIONES 3011, C.A.	20,456,474	0.892
FEBRES PEREZ JOSE ALBERTO	**1,000**	**0.000**
CORPORACIÓN INFISA, C.A.	1,000	0.000
GOMEZ-RUIZ GUSTAVO	**220,000**	**0.010**
INVERSIONES HYADES, C.A.	220,000	0.010
GONZALEZ NELLY	**1,034,276,254**	**45.086**
BROWN BROTHERS HARRIMAN &CO.	140,000,000	6.103
CARRILLO HERNANDEZ NUBIA MARIA	400	0.000
CLARIDGE LTD	350,000,000	15.257

Shareholder's Name	Number of Shares	%
DELFINO PARRA ELENA	30,682	0.001
DELFINO PARRA ELENA MARGARITA	460,490	0.020
DELFINO BERTRAN SILVANA	67,583	0.003
DITTMER MANZANO EGBERT	2,777,938	0.121
FUNDACION CARLOS DELFINO	100,511,658	4.381
FUNDACION CARLOS DELFINO FUND. CARLO	1,033,015	0.045
INMOBILIARIA ARA, S.A.	33,600	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 84709, C.A	777,793	0.034
INVERSIONES 85735, C.A.	101,457,822	4.423
INVERSIONES 935431, C.A.	3,459,960	0.151
INVERSIONES 9861680, C.A.	2,164,400	0.094
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES TALBOT, C.A.	3,907,906	0.170
INVERSIONES VEIQUEVE, C.A	127,600	0.006

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 08/11/2006

SATACORP PAGE: 2

MANPA

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
LEIZAOLA LARTITEGUI IÑAKI	656,000	0.029
MADINA INVESTMENT LTD.	9,3(illegible),822	0.406
MAGHUN TOLEDO MARIA ALEJANDRA	5,000	0.000
MAURY DE PAPARONI ALICIA	168,750	0.007

Shareholder's Name	Number of Shares	%
MAURY RODRÍGUEZ MARIA DE LOURDES	1,309,328	0.057
MAURY RODRÍGUEZ MARIA EUGENIA	531,100	0.023
MEADOWWEED PTE LTD	43,481,924	1.895
MILANASA LLC	169,433,930	7.386
PAPARONI DE PAHL MARITZA DEL CARMEN	176,994	0.008
PAPARONI MAURY ALICIA MARIELA	6,200,000	0.270
PAPARONI MAURY CARLOS ENRIQUE	6,200,000	0.270
JOSE		
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MAURY CONO MARIO	176,994	0.008
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	905,996	0.039
PAPARONI MICALE JOSE GAETANO	326,494	0.014
PAPARONI MICALE JOSEFINA	176,994	0.008
PAPARONI SANCHEZ GUSTAVO	2,000	0.000
PAPARONI SANCHEZ SILVIA	12,000	0.001
PULIDO MELCAN TIBISAY VICTORIA	13,000	0.001
RAMIREZ ORTIZ ANGEL JESÚS	12,258,588	0.534
SANCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005
SANCHEZ DE PERERA SILVIA MARGARITA	15,500	0.001
THREE D INTERNATIONAL MARKETING, INC	23	0.000
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012

Shareholder's Name	Number of Shares	%
VETA HOLDINGS A.V.V.	65,175,046	2.841
VETA HOLDINGS A.V.V.	28,700	0.001
MARTINEZ MACHADO ARMANDO LADISLAO	**49,847,580**	**2,173**
ARMANECA BIENES Y RAICES, C.A.	49,847,580	2,173
PIERALDI PALACIO ALBERTO	**335,000**	**0.015**
PIERALDI HADDAD GLADIS	335,000	0.015
REZNICEK W. HANNY	**18,394,446**	**0.802**
INVERSIONES TOMHAR, C.A.	18,394,446	0.802
SALAZAR NYTZAI	**816,305,545**	**35,584**
ATTICUS EMERGING MARKETS FUNDS, LTD.	10,249,241	0.447
BEAR STERNS SECURITIES CORP.	21	0.000
FONDO MUTUAL DE VENEZUELA FONDO MUT	1,821,608	0.079
NATSCUMCO (NOMINEE FOR CITIBANK NA	804,234,675	35.058
SUBERO DE DELFINO ADA V	**37,968,458**	**1.655**
DALMA HOLDINGS A.V.V.	4,232,374	0.184
DIANDRA HOLDINGS A.V.V.	5,617,374	0.245
SUC DELFINO ARRIENS GUSTAVO S	231,840	0.010
VILLA ROSA HOLDINGS A.V.V.	22,269,496	0.971

MANPA

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
VIRTUOSO HOLDINGS A.V.V.	5,617,374	0.245
TRAVIESO CARLOS	**1,394,606**	**0.061**
INVERSIONES 7426, S.A.	1,394,606	0.061
ZURIAS GONZALEZ FANNY	**30,912**	**0.001**
FONDO DE GARANTIAS Y PROTECCION BAN	30,912	0.001
Total shares represented ===>	2,040,172,764	88.935
Total shares of quorum === >	2,048,090,925	89.280

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 08/11/2006

SATACORP PAGE:1

MANPA

Special

Shareholder's Name		Number of Shares	%
ABRAHIM KATOON HAROON			
Own shares	: ⇒	3,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,000	0.000
AÑEZ DE HERRERA SUSANA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	47,998,024	2,092
Total shares	: ⇒	47,998,024	2,092
CACERES FLORES JORGE HERNAN			
Own shares	: ⇒	888	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	888	0.000

Shareholder's Name		Number of Shares	%
CARPIO DELFINO MIGUEL ENRIQUE			
Own shares	: ⇒	229,901	0.010
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	229,901	0.010
DELFINO LAZARO CARLOS			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	9,264,200	0.404
Total shares	: ⇒	9,264,200	0.404
DELFINO MONZON JUAN RAFAEL			
Own shares	: ⇒	72,720	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	72,720	0.003
DELFINO MONZON RICARDO			
Own shares	: ⇒	11,970	0.001
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	11,970	0.001
ELLIS JOHN			
Own shares	: ⇒	78,750	0.003
Represented shares	: ⇒	24,136,739	1.052
Total shares	: ⇒	24,215,489	1.056
FEBRES PEREZ JOSE ALBERTO			
Own shares	: ⇒	16,736	0.001
Represented shares	: ⇒	1,000	0.000
Total shares	: ⇒	17,736	0.001
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	3,438,860	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,438,860	0.150

Shareholder's Name		Number of Shares	%
GOMEZ RUIZ GUSTAVO			
Own shares	: ⇒	1,425,072	0.062
Represented shares	: ⇒	220,000	0.010
Total shares	: ⇒	1,645,072	0.072
GONZALEZ NELLY			
Own shares	: ⇒	0	0.0000
Represented shares	: ⇒	1,034,276,254	45,086
Total shares	: ⇒	1,034,276,254	45,086
HEREDIA JUAN BAUTISTA			
Own shares	: ⇒	60,000	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	60,000	0.003
MARTINEZ MACHADO ARMANDO LADISLAO			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	49,847,580	2,173
Total shares	: ⇒	49,847,580	2,173
PIERALDI PALACIO ALBERTO			
Own shares	: ⇒	335,000	0.015
Represented shares	: ⇒	335,000	0.015
Total shares	: ⇒	670,000	0.029
REZNICEK W. HANY			
Own shares	: ⇒	2,245,264	0.098
Represented shares	: ⇒	18,394,446	0.802
Total shares	: ⇒	20,639,710	0.900
SALAZAR NYTZAI			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	816,305,545	35,584
Total shares	: ⇒	816,305,545	35,584

Shareholder's Name		Number of Shares	%
SUBERO DELFINO ADA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	37,968,458	1.655
Total shares	: ⇒	37,968,458	1.655
TRAVIESO CARLOS			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,394,606	0.061
Total shares	: ⇒	1,394,606	0.061
ZURIAS GONZALEZ FANNY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	30,912	0.001
Total shares	: ⇒	30,912	0.001
General Total shares	: ⇒	2,048,090,925	89.280

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. --

[Letterhead of MANPA]

I, CARLOS DELFINO T., a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A., a trading company of this domicile, do hereby certify that: "The Minutes partially transcribed herein is a true and exact copy of its original that is inserted to the Minutes Book of the Board of Directors of my principal, which textually reads as follows:

"**Minutes No.949**. As of today, the Eleventh (11th) day of August of the year Two Thousand Six, the following members of the Board of Directors gathered at the company premises: Carlos Delfino T., President; Carlos H. Paparoni, Second Vice-President; Directors: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Alfredo Travieso P., Elena Delfino, and Deputy Directors: Fernando

Paparoni and Armando Martínez in absence of Alicia Mariela Paparoni and Celestino Martínez P., respectively. Likewise, there were present Alejandro Delfino T., Exceutive President and José Gaetano Paparoni, Advisor.

1. The Board of Directors, in virtue of the agreement by the Special Shareholders´ Meeting held on August 11, 2006 decided to set August 21, 2006 as registration date (limit transaction date with profit) and September the 1st, 2006 as payment date (effective record date with profit) for the dividend approved by the Special Shareholders´ Meeting held on this same date, which decreed an additional cash dividend of Seventeen Bolivars (Bs.17.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings account at December 31, 2005. Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."

This certification is issued in Caracas on the Eleventh (11th) day of August of the year Two Thousand Six.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. --

[Newspaper ad: "El Nacional" established in 1943 – Caracas – Venezuela. Thursday, August 3, 2006. http://www.el-nacional.com Caracas, Venezuela. Legal Deposit PP-I94301DF45Year LXIII – No.22605 –]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 11:00 a.m., on August 11, 2006 in our premises situated in



Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing upon an extra dividend to be allocated among shareholders and delegating the Board of Directors to set the dates for registration and payment to shareholders. Shareholders are hereby informed that the dividend proposal and other documents related to this notification are available at the company premises.

Caracas, August 3, 2006.

FOR THE BOARD OF DIRECTORS.

CARLOS DELFINO T.

Chairman. --

El Universal. National Award of Journalism, Mention Design. Prize to Excellence by the "SND" – International Award of Infographics Malofiej 2004 and 2006. Thursday, August 3, 2006. Caracas, Venezuela. Year XCVII – No.34868 – Legal Deposit PP-I9090IDF43

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 11:00 a.m., on August 11, 2006 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing upon an extra dividend to be allocated among shareholders and delegating the Board of Directors to set the dates for registration and payment to shareholders. Shareholders are hereby informed that the dividend proposal and other documents related to this notification are available at the company premises.

Caracas, August 3, 2006.

FOR THE BOARD OF DIRECTORS.

CARLOS DELFINO T.

Chairman. --

[Letterhead of MANPA]

Caracas, August the 1st , 2006

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.

We do hereby inform you that due to an involuntary error the model proposal to be submitted to the Special Shareholders´ Meeting to be held on August 11, 2006 sent to your attention on July 28, 2006 reads that the decree of dividends would be charged to the "Undistributed retained earnings account at December 31, 2005" but the correct statement would be "Undistributed retained earnings account at December 31, 2006."

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman.

Enclose model proposal.

RIF (Tax Information Registry Number) J-00023530-9

NIT (Taxpayer Identification Number) 000-74648-7-8

Laywer Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Cacaito, Urb. El Bosque – Phone 9012307 – Fax 9012112 e-mail: ngonzalez@manpa.com.ve --

[Logotype of MANPA]

SPECIAL SHAREHOLDERS´ MEETING

AUGUST 11, 2006

PROPOSAL

SOLE ITEM OF NOTIFICATION.- The Board of Directors does herein decree an additional cash dividend of Seventeen Bolivars (Bs.17.00) per share, for each of the two

thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the "Undistributed retained earnings account at December 31, 2005" in favor of shareholders registered on the fifth business day following the publication of the notice of dividends in one (1) newspaper of major national circulation, payable on the ninth business day following that date (effective record date with profit), and delegating the Board of Directors to set the dates for registration and payment to shareholders.

Translators´ Note:

At the upper right margin of the pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 August 2 PM 2:02 FILE RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the documents IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 6, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 11 de agosto de 2006

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

De conformidad con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en la Gaceta Oficial N° 38.007 del 24 de agosto de 2004, nos dirigimos a ustedes en la oportunidad de notificarles que la Asamblea General Extraordinaria de Accionistas de fecha 11 de agosto de 2006 aprobó el decreto de dividendo extraordinario en efectivo de Diecisiete Bolívares (Bs. 17,oo) por acción y delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Asimismo, la Junta Directiva en su reunión N° 949 de esta misma fecha, resolvió fijar las fechas de registro y pago del dividendo mencionado, el cual será pagadero a partir del 1° de septiembre de 2006 (fecha efectiva de registro del beneficio) a aquellos accionistas registrados el 21 de agosto de 2006 (fecha límite de transacción con beneficio).

El aviso del dividendo será publicado en un (1) diario de circulación nacional el 13 de agosto de 2006.

Se acompañan los siguientes documentos:

- Proyecto del aviso del pago de dividendo.
- Certificación del Acta de la Asamblea General de Accionistas de fecha 11 de agosto de 2006
- Certificación del Acta de Junta Directiva N° 949 de fecha 11 de agosto de 2006.
- Publicación de la Convocatoria a la Asamblea.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

RIF-J-00023530-9
NIT-000-74648-7-8
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 949 de fecha 11 de agosto de 2006 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 11 de agosto de 2006 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario de Diecisiete Bolívares (Bs. 17,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2005, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 21 de agosto de 2006 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir a partir del 1° de septiembre de 2006 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004

Caracas, 13 de agosto de 2006

Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Extraordinaria de Accionistas de fecha 11 de agosto de 2006**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **once (11) de agosto del año dos mil seis, siendo las 11:00 a.m.**, se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 03 de agosto de 2006, que textualmente dice así: *MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Extraordinaria de Accionistas que se efectuará el día 11 de agosto de 2006, a las 11:00 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO UNICO: Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que la propuesta de dividendo y los demás documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía. Caracas, 03 de agosto de 2006. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.*

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan dos mil cuarenta y ocho **millones** noventa **mil novecientas veinticinco (2.048.090.925)** acciones, o sea, más del **ochenta y nueve por ciento (89%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Unico Punto de la convocatoria** – la cual fue leída -, o sea, ***Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.*** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: La Junta Directiva propone decretar un dividendo extraordinario en efectivo de Diecisiete Bolívares (Bs. 17,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro


MANPA

(2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la "Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2005", a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.
Sometida a consideración de la Asamblea la proposición anterior, resultando aprobada por la mayoría de los accionistas presentes, absteniéndose de votar la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE). Asimismo, la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los once (11) días del mes de agosto del año dos mil seis (2006).

...UFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 11/08/2006
SATACORP

MANPA
Estado del Quorum
Extraordinaria

Total Accs. : 2.294.009.424
Accs. Pres. : 2.048.090.925

% Quroum : 89.280

Total Accs. Tipo "A"	:	2.294.009.424
Total Accs. Tipo "A" Presentes	:	2.048.090.925
% Quroum Tipo "A"	:	89.280

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente



VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 11/08/2006
PAGINA : 1

COMISION NACIONAL DE VALORES

2006 AUG 11 PM 3:40

RECIBIDO

MANPA
Presentes

Nombre Accionista	Cant. Acciones	%
ABRAHIM KATOON HAROON	2.000	0.000
CACERES FLORES JORGE HERNAN	888	0.000
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
DELFINO MONZON JUAN RAFAEL	72.720	0.003
DELFINO MONZON RICARDO.	11.970	0,001
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,003
FEBRES PEREZ JOSE ALBERTO	16.736	0,001
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0.150
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.425.072	0,062
HEREDIA JUAN BAUTISTA	60.000	0.003
PIERALDI PALACIO ALBERTO	335.000	0,015
REZNICEK WEIRAUCHOVA HANY	2.245.264	0,098
Total Acciones Representadas =>	7.918.161	0,345
Total Acciones del Quorum =>	2.048.090.925	89,280

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente


VENEZOLANO DE CREDITO, S.A.
BANCO UNIVERSAL

MANPA
Representantes / Apoderados (Detallado)

Nombre Accionista	Acciones	%
AÑEZ DE HERRERA SUSANA	**47.998.024**	**2,092**
AÑEZ DELFINO ARNALDO JOSE.	[illegible]	0,000
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0,000
CONDE ROTUNDO EMILIO LUIS	31.668	0,001
DELFINO DE VERNET VIVANNE VALENTINA	94.000	0,004
HERRERA VAN EPS GUSTAVO ROBERTO	39.000	0,002
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSORA 3-10-64, C.A.	423.150	0,018
INVERSORA CONDEISA, C.A.	682.080	0,030
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,922
DELFINO LAZO CARLOS	**9.264.200**	**0,404**
DELFINO THORMAHLEN ALBERTO JOSE	4.800.000	0,209
DELFINO THORMAHLEN CARLOS EDUARDO	4.464.200	0,195
ELLIS JOHN	**24.136.739**	**1,052**
ELLIS ALVAREZ DE LUGO EDWARD JOHN	3.601.515	0,157
ELLIS ALVAREZ DE LUGO EDWARD.	78.750	0,003
INVERSIONES 301130, C.A	20.456.474	0,892
FEBRES PEREZ JOSE ALBERTO	**1.000**	**0,000**
CORPORACION INFISA, C.A.	1.000	0,000
GOMEZ-RUIZ GUSTAVO	**220.000**	**0,010**
INVERSIONES HYADES, C.A.	220.000	0,010
GONZALEZ NELLY	**1.034.276.254**	**45,086**
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
CLARIDGE, LTD.	350.000.000	15,257
DELFINO PARRA ELENA	30.682	0,001
DELFINO PARRA ELENA MARGARITA.	460.490	0,020
DITTMER MANZANO EGBERT	2.777.938	0,121
FUNDACION CARLOS DELFINO	100.511.658	4,381
FUNDACION CARLOS DELFINO FUND.CARLO	1.033.015	0,045
INMOBILIARIA ARA, S.A.	33.600	0,001
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 84709 C.A.	777.793	0,034
INVERSIONES 85735, LTD	101.457.822	4,423
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES 9861680, C.A.	2.164.400	0,094
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES TALBOT, C.A.	3.907.906	0,170
INVERSIONES VEIQUEVE, S.A	127.600	0,006

COMISION NACIONAL DE VALORES

MANPA

Representantes / Apoderados (Detallado)

2006 AUG 11 PM 3:40

RECIBIDO

Nombre Accionista	Cant. Acciones	
LEIZAOLA LARTITEGUI I_AKI	656.000	0,029
MADINA INVESTMENTS LTD.	9.3[illegible].825	0,406
MAGUHN TOLEDO MARIA ALEJANDRA	5.000	0,000
MAURY DE PAPARONI ALICIA	168.750	0,007
MAURY RODRIGUEZ MARIA DE LOURDES	1.309.328	0,057
MAURY RODRIGUEZ MARIA EUGENIA	531.100	0,023
MEADOWWEED PTE LTD	43.481.924	1,895
MILANASA LLC	169.433.930	7,386
PAPARONI DE PAHL MARITZA DEL CARMEN	176.994	0,008
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,270
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE CONO MARIO	176.994	0,008
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	905.996	0,039
PAPARONI MICALE JOSE GAETANO	326.994	0,014
PAPARONI MICALE JOSEFINA	176.994	0,008
PAPARONI SANCHEZ GUSTAVO	2.000	0,000
PAPARONI SANCHEZ SILVIA	12.000	0,001
PULIDO MELCAN TIBISAY VICTORIA	13.000	0,001
RAMIREZ ORTIZ ANGEL JESUS	12.258.589	0,534
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
SANCHEZ DE PERERA SYLVIA MARGARITA	15.500	0,001
THREE D INTERNATIONAL MARKETING,INC	23	0,000
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
VETA HOLDINGS A V V	65.175.046	2,841
VETA HOLDINGS A.V.V.	28.700	0,001
MARTINEZ MACHADO ARMANDO LADISLAO	**49.847.580**	**2,173**
ARMANECA BIENES Y RAICES, C.A.	49.847.580	2,173
PIERALDI PALACIO ALBERTO	**335.000**	**0,015**
PIERALDI HADDAD GLADYS	335.000	0,015
REZNICEK W. HANY	**18.394.446**	**0,802**
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
SALAZAR NYTZAI	**816.305.545**	**35,584**
ATTICUS EMERGING MARKETS FUNDS, LTD	10.249.241	0,447
BEAR STEARNS SECURITIES CORP.	21	0,000
FONDO MUTUAL DE VZLA.F.M.DE INV.DE	1.821.608	0,079
NATSCUMCO(NOMINEE FOR CITIBANK NA	804.234.675	35,058
SUBERO DE DELFINO ADA	**37.968.458**	**1,655**
DALMA HOLDINGS A.V.V.	4.232.374	0,184
DIANDRA HOLDING A.V.V.	5.617.374	0,245
SUC DELFINO ARRIENS GUSTAVO S.	231.840	0,010
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,971

MANPA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
VIRTUOSO HOLDINGS A.V.V.	5.617.374	0,245
TRAVIESO CARLOS	**1.394.606**	**0,061**
INVERSIONES 7426, S.A.	1.394.606	0,061
ZURIAS GONZALEZ FANNY	**30.912**	**0,001**
FONDO DE GARANTIAS Y PROTECCION BAN	30.912	0,001
Total Acciones Representadas =>	2.040.172.764	88,935
Total Acciones del Quorum =>	2.048.090.925	89,280

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente


VENEZOLANO DE CREDITO S.A.
BANCO UNIVERSAL
AGENTE DE TRASPASO

MANPA
Especial

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	3.000	0,000
	Acciones Representadas	:=>	[illegible]	0,000
	Total Acciones	:=>	[illegible]	0,000
AREZ DE HERRERA SUSANA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	47.998.024	2,092
	Total Acciones	:=>	47.998.024	2,092
CACERES FLORES JORGE HERNAN				
	Acciones Propias	:=>	888	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	888	0,000
CARPIO DELFINO MIGUEL ENRIQUE.				
	Acciones Propias	:=>	229.901	0,010
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	229.901	0,010
DELFINO LAZO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	9.264.200	0,404
	Total Acciones	:=>	9.264.200	0,404
DELFINO MONZON JUAN RAFAEL				
	Acciones Propias	:=>	72.720	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	72.720	0,003
DELFINO MONZON RICARDO.				
	Acciones Propias	:=>	11.970	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	11.970	0,001
ELLIS JOHN				
	Acciones Propias	:=>	78.750	0,003
	Acciones Representadas	:=>	24.136.739	1,052
	Total Acciones	:=>	24.215.489	1,056
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	16.736	0,001
	Acciones Representadas	:=>	1.000	0,000
	Total Acciones	:=>	17.736	0,001

MANPA
Especial

Nombre Accionista			Cant. Acciones	%
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0.150
	Acciones Representadas	:=>		0.000
	Total Acciones	:=>	3.438.860	0.150
GOMEZ-RUIZ GUSTAVO				
	Acciones Propias	:=>	1.425.072	0,062
	Acciones Representadas	:=>	220.000	0,010
	Total Acciones	:=>	1.645.072	0,072
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	1.034.276.254	45,086
	Total Acciones	:=>	1.034.276.254	45.086
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	60.000	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	60.000	0.003
MARTINEZ MACHADO ARMANDO LADISLAO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	49.847.580	2,173
	Total Acciones	:=>	49.847.580	2,173
PIERALDI PALACIO ALBERTO				
	Acciones Propias	:=>	335.000	0,015
	Acciones Representadas	:=>	335.000	0,015
	Total Acciones	:=>	670.000	0,029
REZNICEK W. HANY				
	Acciones Propias	:=>	2.245.264	0,098
	Acciones Representadas	:=>	18.394.446	0,802
	Total Acciones	:=>	20.639.710	0,900
SALAZAR NYTZAI				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	816.305.545	35,584
	Total Acciones	:=>	816.305.545	35,584
SUBERO DE DELFINO ADA				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	37.968.458	1,655
	Total Acciones	:=>	37.968.458	1.655

MANPA
Especial

Nombre Accionista			Cant. Acciones	%
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	[illegible]	0,061
	Total Acciones	:=>	1.394.606	0.061
ZURIAS GONZALEZ FANNY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	30.912	0,001
	Total Acciones	:=>	30.912	0.001
	Total Acciones General	:=>	2.048.090.925	89,280

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072
Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380


MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 101 0-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

*Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:*

*"**Acta Nº 949:** Hoy, once (11) de agosto de dos mil seis se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Alfredo Travieso, Elena Delfino y los Directores Suplentes Fernando Paparoni y Armando Martínez en ausencia de Alicia Mariela Paparoni y Celestino Martínez P. respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor.*

1. La Junta Directiva, en virtud de lo acordado por la Asamblea General Extraordinaria de Accionistas celebrada en fecha 11 de agosto de 2006, decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 21 de agosto de 2006 y como fecha de pago (fecha efectiva de registro del beneficio) el 1° de septiembre de 2006, del dividendo aprobado por la Asamblea General Extraordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo extraordinario en efectivo de Diecisiete Bolívares (Bs. 17,00) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Venticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la "Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2005. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

Certificación que expido en Caracas a los once (11) días del mes de agosto del año dos mil seis.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

EL NACIONAL

FUNDADO EN 1943 · CARACAS · VENEZUELA

JUEVES 3
agosto de 2006

http://www.el-nacional.com
DEPÓSITO LEGAL PP194301 DF45
AÑO LXIII Nº 22.605


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 11 de agosto de 2006, a las 11:00 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO ÚNICO
Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la propuesta de dividendo y los demás documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía.

Caracas, 3 de agosto de 2006.

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO · PREMIO A LA EXCELENCIA DE LA SND · PREMIO INTERNACIONAL DE INFOGRAFIA MALOFIEJ 2 004 Y 2006

JUEVES 3 DE AGOSTO DE 2006, CARACAS, VENEZUELA - AÑO XCVII - Nº 34.868 - DEPOSITO LEGAL PP-19090IDF43


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 11 de agosto de 2006, a las 11:00 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO ÚNICO
Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la propuesta de dividendo y los demás documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía.

Caracas, 3 de agosto de 2006.

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 1° de agosto de 2006

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Por medio de la presente les informo, que por error involuntario, en el modelo de la proposición que se presentará a la Asamblea General Extraordinaria a celebrarse el día 11 de agosto de 2006, enviada a ustedes en fecha 28 de julio de 2006, se colocó que el decreto de dividendo sería con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2006, siendo lo correcto "Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2005".

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo modelo proposición

RIF: J-00023530-9 NIT: 000-74648-7-8
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve


MANPA
COMISION NACIONAL
DE VALORES
2006 AUG -2 PM 2: 02
RECIBIDO

ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS
11 DE AGOSTO DE 2006

PROPOSICION

PUNTO UNICO DE LA CONVOCATORIA.- La Junta Directiva propone decretar un dividendo extraordinario en efectivo de Diecisiete Bolívares (Bs. 17,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la "Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2005", a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.



The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, August 8, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Registry of Securities

Dear Sirs:

We do hereby inform you that SERIES V corresponding to Issuance 2005-I of Commercial Papers of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounting to Bs.4,000,000,000.00 issued on August 7, 2006 up to October 6, 2006 for a 60-day term, at 7.5% yearly was fully placed as follows:

Value Date 8/7/06 Par Value Bs. 4,000,000,000.00

Having no further matter to discuss.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager.

mfioravanti@manpa.com.ve

Phone 9012335/ 9012329

Fax 9012317 --

<u>Translator's Note</u>:

At the upper right margin of the pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 August 9 AM 9:48 FILE RECEIVED." -----

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 4th, 2006.

JUDITH HERNÁNDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 08 de Agosto de 2006.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atn. Registro Nacional de Valores

Estimados señores:

Por medio de la presente les notificamos que la SERIE V correspondiente a la Emisión 2005-I de Papeles Comerciales de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 4.000.000.000,oo emitida en fecha 07 de Agosto de 2006 hasta el 06 de Octubre de 2006, por un plazo de 60 días, al 7.50% anual fue colocada en su totalidad de acuerdo al siguiente detalle:

Fecha Valor 07-08-06 Valor Nominal Bs. 4.000.000.000,oo

Sin más a que hacer referencia,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

